As filed with the Securities and Exchange Commission on December 21, 2005
Registration No. 333-130073

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NUCRYST Pharmaceuticals Corp.
(Exact name of Registrant as specified in its charter)

Alberta, Canada	3842	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
50 Audubon Road, Suite B
Wakefield, Massachusetts 01880
(781) 224-1444
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
Eliot M. Lurier
Vice President — Finance and Administration
NUCRYST Pharmaceuticals Corp.
50 Audubon Road, Suite B
Wakefield, Massachusetts 01880
(781) 224-1444
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:

David A. Spencer Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta Canada T2P 4K7 (403) 298-3100	James J. Junewicz Bruce F. Perce Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, IL 60606 (312) 782-0600	Allan J. Goodman Goodmans LLP 250 Yonge Street Suite 2400 Toronto, Ontario Canada M5B 2M6 (416) 979-2211	Eric S. Haueter Alan L. Jakimo Sharon R. Flanagan Sidley Austin Brown & Wood LLP 555 California Street San Francisco, CA 94104 (415) 772-1200

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

PROSPECTUS
4,500,000 Common Shares

         This is our initial public offering. We are selling 4,500,000 of our common shares.
          Prior to this offering, there has been no public market for our common shares. Our common shares have been approved for quotation on the Nasdaq National Market under the symbol “NCST”. Our common shares have also been conditionally approved for listing on the Toronto Stock Exchange under the symbol “NCS”.
          We are a direct wholly owned subsidiary of The Westaim Corporation. Immediately after completion of this offering, Westaim will directly own approximately 75.1% of our outstanding common shares (or approximately 71.5% if the underwriters’ over-allotment option is exercised in full). The number of shares to be owned by Westaim is based on certain assumptions described in this prospectus.

Investing in our common shares involves risks.
See “Risk Factors” beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$10.00	$45,000,000
Underwriting discounts and commissions	$0.70	$3,150,000
Proceeds to NUCRYST Pharmaceuticals Corp.	$9.30	$41,850,000
          We have granted the underwriters an option to purchase up to 675,000 additional common shares to cover over-allotments, if any, exercisable at any time until 30 days after the date of this prospectus.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The common shares will be ready for delivery on or about December 29, 2005.

Jefferies & Company

Adams Harkness

GMP Securities

SunTrust Robinson Humphrey
The date of this prospectus is December 21, 2005

Microcrystalline Silver

Silver crystals when they occur in nature are generally larger than 1 micron in size

- A long-recognized antimicrobial agent

NUCRYST™
PHARMACEUTICALS

Atomically Disordered Nanocrystalline Silver

- Releases silver ions faster and in greater quantities than naturally occurring microcrystalline silver
- Can release nanosized silver particles over a sustained period of time
- Has a more rapid antimicrobial and more potent anti-inflammatory effect than naturally occurring microcrystalline silver

Wound Care Applications

Acticoat™ Product Line:

- SILCRYST™ nanocrystalline coating
- Up to 7 days of sustained release
- Sold in over 30 countries by Smith & Nephew
- Used for a wide variety of serious wounds and burns

Acticoat™ is a trademark of Smith & Nephew plc
SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp.

Pharmaceutical Applications

Potential Uses of Nanocrystalline Silver:

- Eczema
- Psoriasis
- Acne
- Gastrointestinal conditions

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
          In this prospectus, unless otherwise specified, all monetary amounts are in United States dollars, all references to “$”, “U.S.$”, “U.S. dollars”, “dollars” and “USD$” mean U.S. dollars and all references to “C$”, “Canadian dollars” and “CDN$” mean Canadian dollars. To the extent that such monetary amounts are derived from our consolidated financial statements included elsewhere in this prospectus, they have been translated into U.S. dollars in accordance with our accounting policies as described therein. Unless otherwise indicated, other Canadian dollar monetary amounts have been translated into United States dollars at the September 30, 2005 noon buying rate reported by the Federal Reserve Bank of New York, being U.S.$1.00 = C$1.1607, other than our debt owed to Westaim at December 15, 2005, which has been translated into United States dollars at the December 15, 2005 noon buying rate reported by the Federal Reserve Bank of New York, being U.S.$1.00 = C$1.1580.

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PROSPECTUS SUMMARY
          This summary does not contain all of the information you should consider before buying our common shares. You should read the entire prospectus carefully, especially the “Risk Factors” section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common shares. Unless the context otherwise requires, any reference to “NUCRYST”, “we”, “our”, “us” or similar terms in this prospectus refers to NUCRYST Pharmaceuticals Corp. and our wholly owned subsidiary, NUCRYST Pharmaceuticals Inc.
NUCRYST Pharmaceuticals Corp.
          We develop, manufacture and commercialize innovative medical products that fight infection and inflammation. Our patented technology enables us to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating that we believe significantly enhances silver’s natural antimicrobial properties. Silver crystals in nature are generally larger than 1 micron in size, which we refer to as microcrystalline silver. The silver crystals in our nanocrystalline silver are 10 to 30 nanometers in size, or approximately 1/100th the size of microcrystalline silver, and are arranged in an irregular or disordered pattern. In addition to their antimicrobial properties, our nanocrystalline silver structures have exhibited potent anti-inflammatory properties in preclinical studies. We believe our nanocrystalline silver structures fulfill a large unmet need for locally applied, broad spectrum antimicrobial products that are also able to kill antibiotic resistant bacteria and fight inflammation. Healthcare professionals around the world use wound dressing products with our SILCRYSTtm coatings to combat infection in a wide variety of wound types, including life-threatening burns and chronic wounds.
Our Technology and Products
          Advanced wound care products with our SILCRYSTtm coatings are sold by Smith & Nephew plc, a global medical device company, in over 30 countries around the world, including the United States, under its Acticoattm trademark. Acticoattm products compete in the advanced wound care products market, which according to Frost & Sullivan, a market research firm, was an approximately $1.5 billion global market in 2004 and is projected to grow to approximately $3.1 billion by 2011. The Acticoattm product line with our SILCRYSTtm coatings targets the higher-cost segments of the serious wound care dressings market. Smith & Nephew has reported that Acticoattm products were among its fastest growing wound care products in 2004, with sales of approximately $39 million, an increase of approximately 47% over 2003. We currently manufacture four Acticoattm products with our SILCRYSTtm coatings that have received Food & Drug Administration, or FDA, clearance:

•	Acticoattm 3/ Acticoattm Burn for wounds requiring up to three days of sustained antimicrobial activity;

•	Acticoattm 7 for wounds requiring up to seven days of sustained antimicrobial activity;

•	Acticoattm Absorbent for wounds with moderate to heavy excess fluid, or exudate, requiring up to three days of sustained antimicrobial activity; and

•	Acticoattm Moisture Control for wounds with light to moderate exudate requiring up to seven days of sustained antimicrobial activity.
          In addition, we work with Smith & Nephew to develop new Acticoattm wound care products made with our SILCRYSTtm coatings. Smith & Nephew’s recently launched Acticoattm Moisture Control product resulted from these efforts.
          We are also developing innovative pharmaceutical products to address medical conditions that are characterized by both infection and inflammation. We have developed our nanocrystalline silver in a powder form for use as an active pharmaceutical ingredient, or API, which we refer to as NPI 32101. We are currently engaged in Phase 2 clinical trials of a topical cream formulated with our NPI 32101 to relieve the symptoms of atopic dermatitis, a form of eczema that has no cure. More than 15 million people in the United

States suffer from symptoms of atopic dermatitis, according to information published by the National Institute of Arthritis and Musculoskeletal and Skin Disease, last revised in 2003. We believe that a cream containing NPI 32101 may be well received by physicians and patients because it appears, based on the results of our preclinical and clinical trials, to address both inflammation and infection without presenting the potential rare drug-related serious adverse side effects associated with steroids and topical immunomodulators. In addition, we believe NPI 32101 may be useful for treating a wide range of infectious and inflammatory diseases, such as dermatological and gastrointestinal conditions. The term “immunomodulators” is used to describe those agents that modulate an animal’s or human’s immunologic response.
Our Competitive Strengths
          Proprietary Technology Platform. Based on our proprietary nanocrystalline noble metal technology platform, we have developed and received regulatory approval for four advanced wound care products using silver, one of the noble metals, and are currently developing pharmaceutical products targeting what we believe are potential multibillion dollar markets. Our technology may be used to convert the microcrystalline structure of other noble metals, such as gold and platinum, into an atomically disordered nanocrystalline structure. We intend over time to continue our research with the objective of using our technology platform to enhance the recognized therapeutic effects of gold and platinum in the treatment of arthritis and cancer, respectively. The term “noble metal” describes a group of metals in the periodic table, including silver, gold, platinum and copper, that are generally resistant to oxidation.
          Intellectual Property. We have developed an intellectual property portfolio that we believe provides strong protection for a broad range of uses of our technology in medical settings as well as other potential applications. We have been issued patents in important target markets, including the United States, the European Union, Australia, Canada, China and Japan. Our patents cover compositions of matter including antimicrobial materials, anti-inflammatory materials, and medical devices and pharmaceutical compositions incorporating such materials, independent of the manner in which they are made or used. Our patents also cover methods of manufacture, use and treatment.
          Long-Term Agreements with Smith & Nephew. Smith & Nephew has agreed to pursue the development and commercialization of products with our SILCRYSTtm coatings in the market for silver-based products to treat non-minor skin wounds and burns on humans. Our long-term agreements with Smith & Nephew give us the benefits of Smith & Nephew’s leading worldwide sales and distribution network, product development expertise and global regulatory capability.
          Development Expertise. Our development team of 28 scientists, engineers and technicians has the expertise to take products from conception through development, clinical trials, regulatory approvals and commercial launch. Our success with our SILCRYSTtm coatings demonstrates our ability to create, develop and manufacture products addressing important medical needs.
          Advanced Manufacturing Capability. We operate a state-of-the-art manufacturing facility in Fort Saskatchewan, Alberta. Our flexible manufacturing capabilities allow us to shift production among the different Acticoattm products with SILCRYSTtm coatings to adapt to customer demand. We believe that we can use our existing manufacturing facility to apply our technology to other noble metals.
Our Growth Strategy
          Support and Extend Smith & Nephew’s Acticoattm Product Line. We intend to maintain our position as a leader in advanced wound care technology by continuing to work with Smith & Nephew. We intend to provide Smith & Nephew with access to the technology required to continuously improve its existing Acticoattm product line, as well as to research and develop new applications of our nanocrystalline technology to expand the Acticoattm product line.
          Develop New Products Aimed at Large Markets with Unmet Medical Needs. We are combining our expertise and intellectual property portfolio to expand the application of our nanocrystalline technology. Our immediate objective is to develop new nanocrystalline silver-based products that will leverage our success in wound care to the treatment of other medical conditions. We are focusing our current development activities on dermatological and gastrointestinal conditions.
          Collaborate with Industry Leaders. Our strategy is to collaborate with industry leaders to gain the benefits of their global market presence while avoiding the direct costs of developing our own sales and marketing capabilities. Smith & Nephew is an example of the type of leading medical company with whom we will seek to collaborate with respect to our future products.
          Maintain Strong Intellectual Property Portfolio. We intend to continue to diligently pursue patent protection for the results of our ongoing discovery and development efforts. In addition, to protect our intellectual property, we plan to continue manufacturing our SILCRYSTtm coatings and NPI 32101 API ourselves, rather than licensing others to produce them.
Risk Factors
          As part of your evaluation of our company, you should take into account the risks we face in our business, including our history of net losses, our dependence on Smith & Nephew and the possibility that we will not be successful in developing new products, including medical devices and pharmaceutical products, in a timely or cost effective manner. For example, for the years ended December 31, 2002 and 2003, we had net losses of $4.5 million and $2.3 million, respectively, and negative cash flow from operations of $5.3 million and $2.2 million, respectively. We would have realized a net loss and negative operating cash flow for the year ended December 31, 2004 but for the receipt of $10.0 million in milestone payments from Smith & Nephew. For the nine months ended September 30, 2005, we had negative operating cash flow of $4.2 million and we would have realized a net loss but for receipt of $5.0 million in milestone payments from Smith & Nephew.
          Smith & Nephew is currently our only customer, and we currently depend and will continue to depend on Smith & Nephew to market and sell Acticoattm products successfully. If Smith & Nephew does not increase future sales of Acticoattm products, or if our agreements with Smith & Nephew are terminated or expire, it would likely have a material adverse effect on us and on the market price of our common shares.
          For more information about these and other risks, see “Risk Factors” beginning on page 9 of this prospectus. You should carefully consider these risk factors together with all of the other information included in this prospectus before deciding to invest in our common shares.
Company Information
          We are a wholly owned subsidiary of The Westaim Corporation, which we refer to as Westaim, a Canadian company whose shares are listed on the Nasdaq National Market and the Toronto Stock Exchange. We were incorporated under the Alberta Business Corporations Act on December 18, 1997. Our principal executive offices are located at 50 Audubon Road, Suite B, Wakefield, Massachusetts, and our telephone number at that address is (781) 224-1444.
          SILCRYSTtm is NUCRYST’s trademark. Acticoattm is a trademark owned by Smith & Nephew plc. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder. In this prospectus, we refer to Smith & Nephew plc and its subsidiaries collectively as “Smith & Nephew”. We license to Smith & Nephew the exclusive right to incorporate our SILCRYSTtm technology in its products for use on non-minor skin wounds and burns on humans, which we sometimes collectively refer to in this prospectus as “serious” wounds.

The Offering

Common shares offered by NUCRYST	4,500,000 shares

Common shares to be outstanding immediately after this offering	18,079,700 shares

Use of proceeds	We plan to use approximately $35.0 million of the net proceeds from this offering for new production facilities and equipment, clinical trials and other research and development activities, working capital and other general corporate purposes, which may include potential acquisitions. We plan to use the remaining net proceeds (including all of the net proceeds that we would receive if the underwriters exercise their over-allotment option in whole or in part) to repay a portion of our debt owed to Westaim. Our remaining indebtedness to Westaim will be exchanged for common shares that we will issue to Westaim at the public offering price, as described below. See “Use of Proceeds.”

Nasdaq National Market symbol	“NCST”

Toronto Stock Exchange symbol	“NCS”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.
          The number of our common shares to be outstanding immediately after this offering appearing above and, unless otherwise stated or the context otherwise requires, elsewhere in this prospectus is based on the amount of our debt owed to Westaim and the number of common shares outstanding as of September 30, 2005, plus an additional 3,852,200 common shares that we have assumed we will issue to Westaim in exchange for debt owed to Westaim. We plan to use approximately $35.0 million of the net proceeds from this offering for the purposes described above. We plan to use the remaining net proceeds (including all of the net proceeds that we would receive if the underwriters exercise their over-allotment option in whole or in part) to repay a portion of our debt owed to Westaim. All debt owed to Westaim that is not repaid with the proceeds of this offering will be exchanged for common shares that we will issue to Westaim, at the public offering price in this offering, 37 days after the date of this prospectus. As a result, all of our debt owed to Westaim will be either exchanged for common shares or repaid no later than 37 days after the date of this prospectus.
          We will use approximately $6.9 million of net proceeds of this offering to repay debt owed to Westaim (assuming no exercise of the underwriters’ over-allotment option). Based on approximately $45.4 million aggregate principal amount of debt owed to Westaim as of September 30, 2005, this means that approximately $38.5 million of our debt owed to Westaim would remain outstanding. In calculating the number of shares to be outstanding after this offering as set forth in this prospectus, we have assumed that all $38.5 million of such debt will be exchanged for common shares 37 days after the date of this prospectus at the public offering price per common share set forth on the cover page of this prospectus, resulting in the assumed issuance to Westaim of 3,852,200 common shares. However, if the underwriters exercise their over-allotment option in full, we have assumed, based on the foregoing assumptions, that a total of $13.1 million of debt owed to Westaim would be repaid with the net proceeds from the exercise of the over-allotment option, and the remaining $32.3 million of such debt would be exchanged for 3,224,450 common shares. If the over-allotment option is exercised but not in full, the amount of debt owed to Westaim repaid with the net proceeds from the over-allotment option would decrease and the number of common shares issued to Westaim would increase.
          As described above, we have calculated the number of shares to be issued to Westaim in connection with this offering based on $45.4 million aggregate principal amount of debt that we owed to Westaim as of September 30, 2005. However, as of December 15, 2005, the aggregate principal amount of our debt to Westaim was approximately $46.5 million and we expect that the amount of this indebtedness will remain at approximately this level until we repay a portion of it with net proceeds from this offering and exchange the remainder for common shares. To the extent that the amount of our debt to Westaim exceeds $45.4 million, it means that the actual number of common shares that we issue to Westaim in connection with this offering, the number of common shares (and the percentage of our outstanding common shares) to be owned by Westaim immediately after this offering and the total number of common shares to be outstanding immediately after this offering will exceed the corresponding numbers of common shares (and the corresponding percentages of our outstanding common shares) reflected elsewhere in this prospectus. For example, based on the approximately $46.5 million of debt outstanding as of December 15, 2005, we expect to issue a total of approximately 112,000 more common shares to Westaim than the numbers of common shares reflected in the preceding paragraph, which means that the number of common shares to be owned by Westaim immediately after this offering and the total number of common shares to be outstanding immediately after this offering, based on shares outstanding as of September 30, 2005, will each be approximately 112,000 common shares greater than the corresponding amounts reflected elsewhere in this prospectus.
          The number of shares outstanding after this offering excludes:

•	9,286 common shares, subject to adjustment as described below, issuable on the exercise of share appreciation rights outstanding under our amended equity incentive plan as of September 30, 2005, with a weighted average exercise price, denominated in Canadian dollars, of C$3.08 per share, which, based on the noon buying rate reported by the Federal Reserve Bank of New York on September 30, 2005, would be the equivalent to a weighted average exercise price of U.S.$2.66 per share;

•	711,502 common shares issuable upon the exercise of options to purchase our common shares outstanding under our amended equity incentive plan as of September 30, 2005, with a weighted average exercise price, denominated in Canadian dollars, of C$3.45 per share, which, based on the noon buying rate reported by the Federal Reserve Bank of New York on September 30, 2005, would be equivalent to a weighted average exercise price of U.S.$2.98 per share, and an aggregate of 60,000 common shares issuable upon the exercise of options to purchase our common shares to be issued to persons who will become non-employee directors prior to completion of this offering, as described under “Management — Director Compensation,” with an exercise price equal to the initial public offering price of U.S.$10.00 per share; and

•	1,415,852 additional common shares reserved for future awards under our amended equity incentive plan as of September 30, 2005.

          The outstanding share appreciation rights, or SARs, referred to in the first bullet point above entitle the holder to receive upon exercise a payment of cash or, if provided in the award agreement, at our option, common shares. The number of common shares issuable upon exercise of these SARs varies depending upon the value of our common shares. The number of common shares issuable upon exercise of the SARs referred to in the first bullet point above has been determined based upon an assumed value of our common shares equal to the public offering price per common share set forth on the cover page of this prospectus. The actual number of common shares issuable upon exercise of those SARs will depend upon whether we elect to settle in cash or common shares and, if we elect to settle in common shares, the value of our common shares at the time of exercise. Therefore, the actual number of shares issuable upon exercise may be greater or less than the number of shares reflected in that bullet point.

          Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus:

•	gives effect to a 0.6485 for one reverse split of our outstanding common shares effected December 16, 2005;

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to 675,000 additional common shares from us;

•	assumes no exercise of outstanding options or SARs;

•	is based upon the number of our common shares, options and SARs outstanding as of September 30, 2005;

•	assumes the adoption and filing with the Registrar of Corporations in Alberta, Canada of articles of amendment to our articles of incorporation and the adoption of our new bylaws, which will be completed prior to the closing of this offering, and which will, among other things, amend our authorized share capital to provide for an unlimited number of authorized common shares and an unlimited number of authorized preferred shares, issuable in series; and

•	assumes the effectiveness of our amended equity incentive plan, which will occur prior to closing of this offering.

Summary Consolidated Financial Data
          We have derived the summary consolidated financial data for the years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements that are included elsewhere in this prospectus, and the summary consolidated financial data as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. In our opinion, the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2004 and 2005 have been prepared on a basis consistent with the audited consolidated financial statements included in this prospectus and include all adjustments, which consist of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods presented.
          Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America or GAAP. Historical results are not necessarily indicative of the results to be expected in future periods.
          The summary consolidated balance sheet data as of September 30, 2005 is presented on an actual basis and on an as adjusted basis to reflect the sale of the 4,500,000 common shares in this offering and our receipt of the net proceeds from that sale, after deducting underwriting discounts and commissions, and the use of a portion of net proceeds from this offering to repay $6.9 million aggregate principal amount of our debt owed to Westaim and the exchange of $38.5 million of our debt owed to Westaim for 3,852,200 common shares. See “— the Offering.” However, the actual amount of debt we owed to Westaim as of December 15, 2005 was approximately $46.5 million and, as a result, the actual number of common shares we will issue to Westaim will be greater than this amount. See “— The Offering.” The as adjusted summary consolidated balance sheet data set forth below, including as adjusted cash and cash equivalents, does not give effect to our use of the net proceeds from this offering for any of the other purposes described under “Use of Proceeds.”
          You should read the following summary consolidated financial data together with our audited consolidated financial statements and unaudited condensed consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(dollars in thousands, except share and per share amounts)
Results of Operations Data:
Revenue:
Wound care product revenue	$5,312	$8,404	$14,682	$9,733	$13,856
Milestone revenue(1)	–	3,000	10,000	10,000	5,000

Total revenue	5,312	11,404	24,682	19,733	18,856
Costs:
Manufacturing	3,206	4,430	7,141	4,639	7,276
Research and development	3,467	5,704	8,971	7,057	5,837
General and administrative	2,985	2,797	3,901	2,947	2,757
Depreciation and amortization	139	158	221	167	224

(Loss) income from operations	(4,485)	(1,685)	4,448	4,923	2,762
Other (expenses) income:
Foreign exchange (losses) gains	(6)	(230)	82	204	77
Interest income	41	47	66	45	–
Interest expense(2)	(14)	(414)	(3,229)	(2,421)	(2,573)

(Loss) income before income taxes	(4,464)	(2,282)	1,367	2,751	266
Current income tax expense(3)	(7)	(19)	(19)	(15)	(72)

Net (loss) income	$(4,471)	$(2,301)	$1,348	$2,736	$194

Net (loss) income per common share— basic and diluted	$(0.46)	$(0.24)	$0.14	$0.28	$0.02

Weighted average number of common shares outstanding
—basic	9,727,500	9,727,500	9,727,500	9,727,500	9,727,500
—diluted	9,727,500	9,727,500	9,905,464	9,727,500	9,960,481

(1)	Certain milestone revenue may relate in part to sales activity in prior periods.

(2)	Historically, Westaim has provided all of the external funding necessary to operate our business, and all of the indebtedness reflected on our consolidated balance sheets for periods through September 30, 2005 reflects funding from Westaim. In 2002 and 2003, Westaim did not charge interest on substantially all of our indebtedness to Westaim. Accordingly, interest expense for the years ended December 31, 2002 and 2003 is substantially less than the interest expense that would have been incurred had we been charged interest on all of our indebtedness.

(3)	Although we are currently a wholly owned subsidiary of Westaim, Canadian tax laws do not allow for the filing of a consolidated income tax return with Westaim. Accordingly, we file our own tax returns and the income tax expenses reflected in the above financial data reflect our actual consolidated income tax expense for the applicable periods.

	As of
	September 30, 2005

	Actual	As Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$429	$35,429
Current assets	16,039	51,039
Total assets	26,640	61,640
Current liabilities	3,482	3,482
Working capital	12,557	47,557
Indebtedness to related party(1)	45,372	—
Common shares	3,534	83,906
Accumulated other comprehensive loss	(5,004)	(5,004)
Accumulated deficit	(20,744)	(20,744)
Total shareholder’s (deficit) equity	(22,214)	58,158

(1)	Comprised of term loan from Westaim.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(in thousands)
Other Data:
Wound care product revenue	$5,312	$8,404	$14,682	$9,733	$13,856
Milestone revenue(1)	–	3,000	10,000	10,000	5,000

Total revenue	$5,312	$11,404	$24,682	$19,733	$18,856
Manufacturing costs	$3,206	$4,430	$7,141	$4,639	$7,276
Gross margin excluding milestone revenue(2)	$2,106	$3,974	$7,541	$5,094	$6,580
Gross margin percent excluding milestone revenue(2)	39.6%	47.3%	51.4%	52.3%	47.5%

(1)	Certain milestone revenue may relate in part to sales activity in prior periods.

(2)	Gross margin excluding milestone revenue is equal to wound care product revenue minus manufacturing costs. Gross margin percent excluding milestone revenue is equal to gross margin excluding milestone revenue divided by wound care product revenue.

RISK FACTORS
          Investing in our common shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus, before deciding to purchase our common shares. If any of the following risks materialize, then our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. In that event, the market price of our common shares could decline and you could lose all or part of your investment.
Risks Related to Our Business and Industry
We have a history of net losses and negative cash flow from operations; this will likely continue in the future and our cash may not be adequate to accomplish our objectives.
          We have a history of net losses. For the years ended December 31, 2002 and 2003, we had net losses of $4.5 million and $2.3 million, respectively, and negative cash flow from operations of $5.3 million and $2.2 million, respectively. We would have realized a net loss and negative operating cash flow for the year ended December 31, 2004, but for the receipt of $10.0 million in milestone payments from Smith & Nephew. For the nine months ended September 30, 2005, we had negative operating cash flow of $4.2 million and we would have realized a net loss but for the receipt of $5.0 million in milestone payments from Smith & Nephew. As of September 30, 2005, we had an accumulated deficit of $20.7 million. Our ability to generate revenue is dependent on our ability to successfully and in a timely fashion manufacture products for sale by Smith & Nephew and design, develop, obtain regulatory approval for, manufacture, and commercialize our product candidates. We expect to increase our operating expenses and capital expenditures over the next several years as we expand our research and development activities and scale up our manufacturing and quality control operations and hire additional personnel. As a result, we expect to continue to incur net losses and negative cash flow from operations for the foreseeable future. Therefore, we will be required to obtain additional financing in the future, and additional financing may not be available at times, in amounts or on terms acceptable to us or at all, which would have a material adverse effect on our business. Because of the numerous risks and uncertainties associated with our product development efforts, we are unable to predict the extent of any future losses or when or if we will become profitable.
We have in the past been wholly dependent upon Westaim for financial support, and Westaim does not intend to provide us with financial support in the future. In addition, we are indebted to Westaim and Westaim has a security interest in substantially all of our assets.
          In the past, all of our external financing was provided by Westaim and we have relied on Westaim for the ongoing financial support necessary to operate our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.” We intend to repay a portion of our debt to Westaim with a portion of the proceeds of the offering. Westaim has agreed to exchange our remaining debt to Westaim for additional common shares 37 days after the date of this prospectus. Following this offering, Westaim does not intend to provide us any further financing or financial support and we will be entirely reliant on third parties for financing necessary to satisfy our cash needs. We do not have any lines of credit or other financing arrangements in place with banks or other financial institutions, and we do not anticipate that we will enter into any such arrangements in connection with this offering. We will likely require additional external financing in the future and there can be no assurance that we will be able to obtain additional financing as and when required, which would have a material adverse effect on our business.
          Effective August 31, 2005, our promissory note in favor of Westaim and operating advances owing to Westaim were combined into a term loan with a five-year maturity. As of September 30, 2005, the principal amount of our debt owed to Westaim was $45.4 million. The term loan is secured by either a first or second lien on substantially all of our assets. Upon the occurrence of an event of default under the term loan, Westaim may demand the immediate repayment of all principal of and interest outstanding on the loan. In addition, upon certain change-of-control events related to us, all principal and interest outstanding on the loan will be immediately payable. If we were to fail to repay all principal and interest outstanding on the loan under either of these circumstances, Westaim could foreclose upon our assets that are pledged as collateral for the term loan.

If that were to occur, we would have to amend, or obtain waivers under, our loan agreement with Westaim or obtain additional external financing to repay our indebtedness to Westaim, and we can provide no assurance that we would be able to do so, and our failure to do so would have a material adverse effect on us. However, as described above, all of our debt to Westaim will be either exchanged for common shares or repaid no later than 37 days after the date of this prospectus.
          From 2000 through 2003, Westaim did not charge interest on shareholder advances from Westaim. For the years ended December 31, 2002 and 2003, the average balance of shareholder advances outstanding from Westaim was approximately $19.5 million and $22.0 million, respectively. Accordingly, interest expense for those years is substantially lower than it would have been had Westaim charged interest on all of our indebtedness during those periods. We will be required to make interest payments to Westaim on all debt to Westaim that remains outstanding after this offering until the debt is repaid or exchanged for common shares as described in “Prospectus Summary— The Offering.”
We are dependent on our relationship with Smith & Nephew.
          In May 2001, we entered into a number of agreements with Smith & Nephew. The principal agreements are a license and development agreement under which we licensed to Smith & Nephew the exclusive right to market, distribute and sell products with our SILCRYSTtm coatings for use on non-minor skin wounds and burns on humans worldwide, and a supply agreement under which we agreed to manufacture these products and supply them to Smith & Nephew. Our agreements with Smith & Nephew are described under the heading “Business—Smith & Nephew Agreements.”
          Since May 2001, all of our revenues have been earned under our contracts with Smith & Nephew and Smith & Nephew is currently our only customer. Our revenues under these contracts are derived primarily from royalties, which are calculated as a percentage of Smith & Nephew’s sales of Acticoattm products, milestone payments, which are cash payments we receive upon the achievement by Smith & Nephew of certain sales goals or regulatory achievements relating to the Acticoattm products, and reimbursement for our costs incurred in manufacturing Acticoattm products. As a result, our revenues generally vary in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoattm products. We therefore depend and will continue to depend on Smith & Nephew to market and sell Acticoattm products successfully. If Smith & Nephew does not increase future sales of its Acticoattm products, this would likely have a material adverse effect on us and on the market price of our common shares.
          The Smith & Nephew agreements expire in 2026. However, Smith & Nephew may terminate our agreements earlier if we fail to cure a material breach of the agreements or if we suspend operations, cease to carry on business or file for bankruptcy or take other similar actions. If Smith & Nephew were to terminate our agreements prior to their expiration, we would lose the benefit of our strategic collaboration and our only current source of revenue.
          For more information about our agreements with Smith & Nephew, you should carefully review the information appearing under “Business—Smith & Nephew Agreements.”
Smith & Nephew is our only customer for all of our existing products.
          We have agreed to exclusively supply Smith & Nephew with our SILCRYSTtm coatings for use in Smith & Nephew’s advanced wound care products, which are marketed by Smith & Nephew under its Acticoattm trademark. Our agreements with Smith & Nephew cover products used to treat non-minor skin wounds and burns on humans, which we sometimes collectively refer to as “serious” wounds, excluding consumer first-aid products designed for self-medication or use without advice from a health care professional. We currently do not have any other products being sold in the marketplace. Consequently, all of our revenue is received from Smith & Nephew and is principally comprised of cost reimbursement, royalty payments and milestone payments. The amount of our revenues is determined primarily by the level of sales of Acticoattm products achieved by Smith & Nephew. Moreover, Smith & Nephew is not required to purchase any significant amount of products from us. We are at risk of Smith & Nephew becoming less motivated to market Acticoattm products due to any one of a number of factors, including other products marketed by Smith & Nephew having better profit margins, or achieving greater acceptance or popularity with health care providers, than the Acticoattm products. We are also subject to the risk that sales of Acticoattm products will not grow or will decline due to factors outside Smith & Nephew’s control, including competition from products marketed by competitors having better characteristics than Acticoattm products resulting in customers generally preferring the competitor’s products.
          Smith & Nephew has the authority to unilaterally determine the selling price for Acticoattm products. Smith & Nephew may set a relatively low price for our products, or give discounts or rebates that effectively lower the price of the Acticoattm products, which in either case could reduce our revenues and delay or eliminate receipt of milestone payments.
          If we lose our patent rights in a particular country and in respect of a particular SILCRYSTtm coated product and if someone else sells a competing product in that country that would have infringed on our patent rights had they been in effect, then we are obligated to negotiate in good faith with Smith & Nephew for the reduction of the royalty rate applicable to sales of the particular product in that country for so long as the competing product is being sold and we are without patent protection. If those negotiations do not result in any agreement, the matter would be referred to binding arbitration, although there is a limit on the maximum royalty reduction permitted. Any reduction in our royalties will adversely affect our results of operations.
          Decisions regarding key aspects of our relationship with Smith & Nephew and the pricing and marketing of Acticoattm products are made by a limited number of key Smith & Nephew executives. The departure or replacement of any of these executives could have a material adverse effect on our relationship.
          Our future success depends in part on the launch of new Acticoattm products by Smith & Nephew. We work with Smith & Nephew on the development of such new products; however, the decision to develop or launch a new product, the timing of the development and launch and all related matters are entirely within Smith & Nephew’s discretion. Therefore, there can be no assurance that new products will be developed or launched at all or on the timeline or in the manner we anticipate.
We may be unable to sell our existing products to other parties, even if our agreements with Smith & Nephew expire or terminate.
          We have agreed to exclusively supply Smith & Nephew with our SILCRYSTtm coatings for use in silver-based products for non-minor skin wounds and burns on humans. We do not have the right to sell these products to other parties so long as Smith & Nephew has complied with the terms of our agreements. In addition, we do not have the right to sell the products marketed by Smith & Nephew as Acticoattm 3/ Acticoattm Burn and Acticoattm 7 in the United States or Canada under any circumstances.
          If our agreements with Smith & Nephew were terminated or expire, or if we otherwise have the right to sell SILCRYSTtm-coated wound care products to customers other than Smith & Nephew, we may be unable to market, distribute and sell these products or to enter into a marketing, distribution and sales agreement with another distributor. We do not currently have a marketing, distribution or sales organization and there can be no assurance that we would be successful in marketing, distributing or selling our products were we to attempt to do so.
          In addition, Smith & Nephew owns and uses the trademark Acticoattm to sell products with our SILCRYSTtm coatings and consequently end-users tend to have greater familiarity with the Acticoattm trademark as compared to the SILCRYSTtm trademark. If our agreements with Smith & Nephew were terminated or expire and we attempted to market products with our SILCRYSTtm coatings ourselves or through a distributor, we would not have the benefit of the Acticoattm trademark.
We are required to manufacture Acticoattm products according to Smith & Nephew’s forecasts and, if we suffer a material difficulty supplying Acticoattm products, Smith & Nephew would have the right to manufacture or cause a third party to manufacture Acticoattm products using our technology and facilities.
          As discussed below, if we suffer a material difficulty in supplying Acticoattm products, Smith & Nephew may manufacture or cause a third party to manufacture Acticoattm products, and in such circumstances we will be subject to a number of risks, including, but not limited to, Smith & Nephew failing to comply with FDA-mandated current good manufacturing practices or similar regulations in other jurisdictions, resulting in mandated production halts or limitations, Smith & Nephew experiencing manufacturing quality or control issues which halt or limit Acticoattm production, and a greater risk that some of our proprietary manufacturing processes and trade secrets will become known to other third parties. Smith & Nephew has on several occasions requested that we increase our production capacity and, as a result, we are currently expanding our production capacity. However, there is a risk that we will not be able to do so in the future or to supply Smith & Nephew with the quantity or quality of products it requests. For a description of certain factors that may make it difficult to supply the quantity of Acticoattm products required by Smith & Nephew, see below.
          We are obligated to provide the quantity of Acticoattm product specified by Smith & Nephew in its demand forecasts. Meeting anticipated demand for Acticoattm products estimated by Smith & Nephew may require significant scale-up expenses for new facilities and personnel. Although Smith & Nephew is required to reimburse us for costs of manufacturing products that we sell to Smith & Nephew, reimbursement for capital expenditures to acquire equipment typically takes the form of cash payments approximately equal to our depreciation, which payments are typically spread out over a number of years. Accordingly, scaling up our manufacturing capability may require that we make substantial up-front cash expenditures for which we will not be reimbursed for a period of several years. Smith & Nephew is not required to reimburse us for any costs incurred in acquiring or improving owned real property, buildings or similar improvements and, as a result, we are and will be required to obtain additional financing to fund any such expenditures and there can be no assurance that we will be able to do so. Smith & Nephew’s obligation to reimburse us in any calendar year for fixed costs that are within our control or the control of our affiliates (including Westaim), other than costs incurred at the request of Smith & Nephew, is capped at the greater of a fixed percent and the increase in the Canadian Consumer Price Index. Moreover, there can be no assurance that we will be able to successfully increase our manufacturing capacity to meet anticipated demand or that we will be able to satisfy demand in a cost-effective manner. Further, the demand forecasts provided by Smith & Nephew may materially overstate actual demand for Acticoattm products, thereby resulting in excessive inventories and the potential for loss of product due to shelf-life expiration, or such forecasts may materially understate actual demand for Acticoattm products resulting in lost sales due to the inability to meet demand on a timely basis. Either situation would have a negative impact on our results of operations.
          We lease certain manufacturing equipment from Smith & Nephew which represented approximately 40% of our total manufacturing capacity at September 30, 2005. If we suffer a material difficulty in supplying Acticoattm products (which would give Smith & Nephew the right to assume the manufacture of Acticoattm products as described below), and that difficulty is not cured on a timely basis, this lease would terminate and Smith & Nephew would have the right to take possession of the equipment it leases to us and to buy our other manufacturing equipment used in the production of Acticoattm products. In such case, Smith & Nephew would also receive the right to use our technology and this equipment to manufacture, on its own, Acticoattm products for non-minor skin wounds and burns on humans. If Smith & Nephew were to take possession of this equipment and manufacture Acticoattm products on its own or with a third party, even for a limited period of time, it would have a material adverse effect on our business.
          We have deposited with an escrow agent certain documentation and manuals that describe the technology used to manufacture Acticoattm products. Upon the occurrence of certain release events, the documentation and manuals would be released by the escrow agent to Smith & Nephew as part of the right to use our technology to manufacture Acticoattm products for non-minor skin wounds and burns on humans. A release event is defined as a material difficulty in supplying Acticoattm products under our supply agreement with Smith & Nephew that is not cured on a timely basis or the occurrence of certain events in connection with our insolvency or bankruptcy. In addition, we have granted to Smith & Nephew a security interest in our manufacturing technology and patent rights used in the manufacture of Acticoattm products. This security interest secures our obligations to Smith & Nephew under the manufacturing right that would be granted to Smith & Nephew as described above. Under the security trust agreement and trust indenture, Smith & Nephew may take possession of and use our manufacturing technology and patent rights upon the occurrence of a release event as described above. Accordingly, Smith & Nephew would have the right, upon the occurrence of specified events, to use our manufacturing technologies and patent rights to manufacture Acticoattm products on its own or have them manufactured by a third party. If this were to occur, it would have a material adverse effect on our business and would pose a risk that some of our proprietary manufacturing processes and trade secrets will become known to third parties. In addition, the existence of these Smith & Nephew rights will likely make it more difficult for us to obtain debt and other forms of financing in the future and may also limit the amount investors are willing to pay for our common shares.
We rely on Smith & Nephew for regulatory filings for Acticoattm products and our results would be adversely affected if they do not fully comply with regulatory requirements.
          Smith & Nephew is responsible for regulatory filings required for the marketing and sale of Acticoattm products. If Smith & Nephew does not fully comply with regulatory requirements related to these products, then we may be subject to risks which could adversely affect our results of operations and prospects, including but not limited to actions by the FDA or other regulatory authorities which may have the effect of restricting or preventing our ability to market and sell our products, or to have those products marketed or sold. It could also result in increased costs related to compliance with regulatory requirements.
Our agreements with Smith & Nephew may limit our ability to enter into agreements to transfer certain of our assets.
          We have granted Smith & Nephew a right of first offer regarding our assets and technology used to manufacture and supply Acticoattm products if we desire to sell all or substantially all of these assets. We have also granted Smith & Nephew a right of first refusal regarding these assets if we receive an offer to purchase them, which we wish to accept, from a competitor of Smith & Nephew’s in the wound care market. The existence of these Smith & Nephew rights could limit our ability to enter into transactions involving the transfer of all or substantially all of these assets.
We have agreed to indemnify Smith & Nephew for claims under our agreements, which could result in significant costs to us.
          We have agreed to indemnify Smith & Nephew in respect of claims resulting from any alleged physical injury or property damage as a result of our acts or omissions, the failure to perform our obligations under the license and development agreement and the supply agreement, our non-compliance with applicable law or regulation, or any breach of our representations under these two agreements for so long as the particular representation survives. Also, we have agreed to indemnify Smith & Nephew in respect of claims resulting from any actual or threatened action by any third party alleging our SILCRYSTtm coatings infringe that third party’s intellectual property rights, subject to Smith & Nephew’s remedy for such an infringement action being limited to withholding damages or royalties it must pay on account of the infringement action from amounts or royalties payable to us under the two agreements, unless we have breached any representation to Smith & Nephew in connection with that infringement.
Our ability to develop and sell future products, particularly our dermatological, gastrointestinal and future wound care products, is critical to our success, and if we fail to do so, our business and financial condition will suffer.
          We have invested and will continue to invest a significant portion of our time and financial resources in the development of future products including products for wound care, dermatological and gastrointestinal applications. The development of medical devices and pharmaceutical products is risky because there is no guarantee that products will be as effective as we anticipate or will receive regulatory approval, and the development of new products is extremely costly and typically extends over many years. Even if we receive regulatory approval, other companies may be able to market similar products prior to the launch of our products, during which time their products may gain a significant marketing advantage. We expect to incur substantial capital expenditures in connection with the development of future products. If we fail to successfully develop and sell our future products then we will not earn any return on our investment in these future products, which will adversely affect our results of operations and could adversely affect the market price of our common shares. It would also adversely affect our financial condition. In addition, if we are unable to develop future products, we will remain dependent on Smith & Nephew’s ability to market and sell Acticoattm products successfully.
          Our success in developing and selling new products will depend upon multiple factors, including:

•	our ability to develop safe and effective products;

•	our ability to obtain regulatory approval in the United States, the European Union and other markets and the scope of such approval;

•	our ability to add sufficient manufacturing capacity and capability at an acceptable cost and in compliance with regulatory requirements;

•	our ability to generate commercial sales of our products;

•	acceptance of the product by the medical community and by patients and third-party payors;

•	inherent development risks, such as the product proving to be unsafe or unreliable, or not having the anticipated effectiveness;

•	preclusion or obsolescence resulting from third parties’ proprietary rights or superior or equivalent products;

•	our ability to enter into favorable and effective marketing and distribution agreements, or to be able to effectively market and distribute on our own;

•	our ability to develop repeatable processes to manufacture new products in sufficient quantities;

•	our ability to raise on acceptable terms the substantial additional capital expected to be necessary to successfully develop and commercialize such products; and

•	general economic conditions.
          If any of these factors cannot be overcome, we may not be able to develop and introduce new products in a timely or cost-effective manner, which could adversely affect our future growth and results of operations. Our failure to develop new products could adversely affect the market price of our common shares.
If product liability lawsuits are brought against us, they could result in costly litigation and significant liabilities.
          Our use of products in clinical trials, and our or Smith & Nephew’s marketing and sale of products, may expose us to product liability claims and associated adverse publicity. Additionally, the manufacture and sale of medical or pharmaceutical products or devices exposes us to an inherent risk of product liability claims, and the industries in which our products are sold or are likely to be sold have been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention.
          We have product liability insurance coverage in an amount we believe is adequate for a company of our size in our industry under a policy maintained by Westaim, which covers Westaim and other entities it controls, and we expect to have this coverage for a period of at least 18 months after the closing of this offering, subject to the earlier termination of the services agreement we will enter into with Westaim prior to the completion of this offering or that portion of the services agreement relating to the provision of insurance to us by Westaim. See “Certain Relationships and Related Party Transactions— Relationship with Westaim— Services Agreement.” Once we are no longer covered by Westaim’s insurance policies, we will have to obtain our own insurance policies, which could result in increased costs or reduced insurance coverage. In addition, our insurance coverage may not protect us against any or all of the product liability claims which could be brought against us in the future, and there can be no assurance that we will be able to obtain product liability insurance in the future at a cost that we deem acceptable, or at all. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if such a claim is successful, damage awards may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our collaborators and make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources.

The market for advanced wound care and pharmaceutical products is intensely competitive and many of our competitors have significantly more resources and experience than we do, which may limit our commercial opportunities and revenues.
          The medical device and pharmaceutical industries are intensely competitive. There are numerous silver-containing advanced wound care dressings and silver-coated medical devices available from a variety of health care companies. Some of these products have been recently introduced and directly compete with Acticoattm. We sell products containing our SILCRYSTtm coatings to Smith & Nephew and Smith & Nephew markets and sells them under its Acticoattm trademark into a larger competitive environment.
          We may not be able to compete successfully. Major competitors in the advanced wound dressing market in which Smith & Nephew’s Acticoattm products are sold include Convatec, a Bristol Myers Squibb company, Johnson & Johnson Wound Management, a division of Ethicon, Inc., Argentum Medical, LLC, Coloplast Corp., AcryMed, Inc., 3M Company, Mölnlycke Health Care Group AB and Paul Hartmann AG. To the extent that we develop pharmaceutical products to treat dermatological and gastrointestinal conditions, we will face competition from pharmaceutical companies developing alternative drugs to treat these diseases. A number of parties are beginning to compete in the medical device coating area, including AcryMed, Covalon, C.R. Bard and St. Jude. In addition, we face and will continue to face competition from other major multi-national pharmaceutical companies, medical device companies, specialty pharmaceutical companies, universities and other research institutions.
          Products or treatments of our competitors that exist now or that may be developed in the future may reduce the marketability of the current SILCRYSTtm coatings and any of our future products, particularly to the extent such products:

•	are more effective;

•	have fewer or less severe adverse side effects;

•	have better patient compliance;

•	receive better reimbursement terms;

•	are accepted by more physicians;

•	have better distribution channels;

•	are easier to administer;

•	are less expensive; or

•	are more cost effective.
          There can be no assurance that our competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or more economical than those which have been or are being developed by us or that would render our technology and products obsolete and noncompetitive in these fields. Inflammation associated with atopic dermatitis is a complex condition and our competitors or prospective competitors may develop new or improved formulations of products already approved for treating inflammation associated with atopic dermatitis (such as corticosteroids and topical immunomodulators) or extend to the treatment of atopic dermatitis regulatory approvals of products already approved for treating inflammation associated with other skin diseases (such as those approved for treating psoriasis).
          Some of our competitors, either alone or together with their collaborators, have substantially greater financial, sales and marketing, manufacturing, and other resources and larger research, development and regulatory staffs than we do. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products and may also have greater experience in conducting clinical trials and obtaining regulatory clearances or approvals. As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, initiate or withstand substantial price competition or development costs, or more readily take advantage of acquisitions or other opportunities. Additional mergers and acquisitions, collaborations or other transactions, or the emergence or growth of other competitors in the medical device and pharmaceutical industries, may result in even more resources being concentrated in our competitors.

If we are unable to effectively manage our expected future growth, we may be unable to meet demand for Acticoattm products with our SILCRYSTtm coatings and we may be unable to develop or commercialize future products successfully.
          As of September 30, 2005, we had 130 employees. We currently intend to hire additional employees and expand our facilities, although we cannot guarantee that we will grow as planned, or at all. However, to the extent that we are successful in doing so, our ability to manage our operations and expected growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to make such improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our ability to develop and commercialize future products and compete effectively, and our future financial performance will depend, in part, on our ability to manage any future growth effectively.
          We currently manufacture all Acticoattm products with our SILCRYSTtm coatings in our manufacturing facility in Fort Saskatchewan, Alberta. Production of increased quantities of our current products or production of new products may involve technical challenges for us and may require significant scale-up expenses for additions to facilities and personnel. At the end of the third quarter of 2005, we began construction of an expansion of our Fort Saskatchewan production facility with an estimated cost of approximately $5.7 million. However, there can be no assurance that we will be able to achieve sufficient manufacturing capabilities to satisfy demand for our current or new products in a cost-effective manner or to produce and sell the quantities necessary for us to operate profitably.
We depend on our executive officers and scientific and technical personnel, and if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop or commercialize future products.
          Our success depends upon the continued contributions of our executive officers and scientific and technical personnel. Due to the specialized knowledge each of our executive officers possesses with respect to our operations, the loss of service of any of our executive officers could delay or prevent the successful completion of the clinical trials necessary for the commercialization of present or future products.
          We rely substantially upon the services of Scott H. Gillis, our President and Chief Executive Officer; Paul J. Schechter, our Vice President, Drug Development & Regulatory Affairs and Chief Medical Officer; Eliot M. Lurier, our Vice President, Finance and Administration; and David C. McDowell, our Vice President, Manufacturing Operations. Although these individuals have employment agreements with us, we cannot assure you that we will be able to retain their services. In the event Mr. Gillis or Dr. Schechter is terminated without cause, we will be required to make severance payments to such officer under the terms of his employment agreement. See “Management— Employment Agreements.” We do not currently maintain key man life insurance policies with respect to any of our employees.
          Our success also depends in part on our ability to attract and retain highly qualified scientific, commercial and administrative personnel. In order to pursue our product development and commercialization strategies, we will need to attract and hire additional personnel with experience in a number of disciplines, including product development, manufacturing, quality, clinical testing, government regulation, sales and marketing, drug reimbursement and information systems. There is intense competition for personnel in the fields in which we operate. If we are unable to attract new employees and retain existing employees, we may be unable to continue our development and commercialization activities.
We currently purchase most of our raw materials from single suppliers. If we are unable to obtain raw materials and other products from our suppliers that we depend on for our operations, our ability to deliver our products to market may be impeded.
          We depend on suppliers for raw materials and other components that are subject to stringent regulatory requirements. We currently purchase most of our raw materials from single suppliers and the loss of any of these suppliers could result in a disruption in our production. If this were to occur, it may be difficult to arrange a replacement supplier, because certain of these materials may only be available from one or a limited number of sources. Our suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors. In addition, establishing additional or replacement suppliers for these materials may take a substantial period of time, as certain of these suppliers must be approved by regulatory authorities.
          If we are unable to secure on a timely basis sufficient quantities of the materials we depend on to manufacture Acticoattm products, if we encounter delays or contractual or other difficulties in our relationships with these suppliers, or if we cannot find replacement suppliers at an acceptable cost, then the manufacture of Acticoattm products may be disrupted, which could increase our costs and have a materially adverse effect on our revenues.
If we are not successful in establishing collaborations with prominent health care companies, we may not be able to grow our business.
          Our long-term success depends upon our ability to identify, develop and commercialize products, potentially including new device coatings and products for dermatological and gastrointestinal applications. We cannot assure you that we will be successful in developing new products. However, if we do develop new products, we will need to either market and sell such products ourselves or collaborate with one or more other companies that have the required marketing and sales capabilities. New collaborations are a key part of our growth strategy. If we are unable to enter into collaborations respecting new products or market and sell such products ourselves, we will continue to be dependent upon Smith & Nephew for all of our revenues, and we may be limited in our ability to grow our business. The terms and conditions of any future collaboration agreements may be less favorable than our agreements with Smith & Nephew.
If a natural or man-made disaster strikes one or more of our facilities, or facilities upon which we depend, we may be unable to manufacture certain products for a substantial amount of time and our revenue could decline.
          Our facilities and the facilities of others on which we depend may be affected by natural or man-made disasters, which may include terrorist activities. We depend on our manufacturing facility and research laboratories, as well as our critical information systems, for the continued operation of our business. Our sole manufacturing facility is located in Fort Saskatchewan, Alberta, Canada. This facility and the manufacturing equipment that we use to produce our products, as well as our critical information systems, would be difficult to replace and could require substantial lead time to repair or replace. In the event that our manufacturing facility was affected by a natural or man-made disaster, we would be forced to construct new manufacturing facilities and may not be able to produce our products in sufficient quantities, or at all, during the period of construction. In that regard, due to the specialized nature of our manufacturing equipment, we anticipate that it would take a substantial period of time to construct new manufacturing facilities. Moreover, we would need to secure regulatory approval to manufacture our products at a new facility. Accordingly, construction of new facilities and regulatory approvals could take years to complete.
We have historically had internal controls and accounting processes in place and have modified these controls and processes over time as the need has arisen. However, if our internal controls and accounting processes are insufficient, we may not detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.
          After this offering, we will need to devote substantial efforts to the reporting obligations and internal controls required of a public company in the United States and Canada, which will result in substantial costs, and a failure to properly meet these obligations could cause investors to lose confidence in us and have a negative impact on the market price of our common shares. Because we have a small accounting staff and rely on Westaim to provide certain accounting services to us, these obligations will be more taxing on our resources than if we were a larger organization.
          We will be required to devote significant resources to the documentation and testing of our operational and financial systems for the foreseeable future. In anticipation of becoming a public company in the United States and Canada, we have taken a number of recent steps to prepare for quarterly financial reporting. Upon completion of this offering, we will have had only limited operating experience with the improvements we have made to date. We will need to make continued efforts with respect to the documentation of our internal controls in order to meet the requirements of being a public company in the

United States and Canada, including the rules under Section 404 of the Sarbanes-Oxley Act of 2002 in the United States and proposed Multilateral Instrument 52-111—Reporting on Internal Control Over Financial Reporting in Canada. However, the improvements we have made and the efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the United States or Canada or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk.
We will incur significant expenses as a result of being a public company.
          We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and the Nasdaq Stock Market, and National Policy 58-201— Corporate Governance Guidelines implemented by the Canadian Securities Administrators, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect that these laws, rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. Consequently, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our results of operations and financial condition.
          In addition, one of the directors who currently serves on our audit committee, our human resources and compensation committee and our corporate governance and nominating committee is not an independent director as required by the rules of the Nasdaq Stock Market and Multilateral Instrument 52-110— Audit Committees. Under those rules, all of the members of these committees must be independent directors by the first anniversary of the date of this offering. Any failure to comply with these requirements by this deadline would allow the Nasdaq Stock Market to de-list our common shares and the Canadian Securities Administrators to issue a cease trade order respecting trading of our common shares on the Toronto Stock Exchange.
We may incur losses associated with currency fluctuations and may not be able to effectively hedge our exposure.
          The Smith & Nephew sales revenues on which our royalty and milestone revenues are determined are reported to us in U.S. dollars. Sales by Smith & Nephew in other currencies will result in fluctuations in their revenue as reported in U.S. dollars. Our accounts receivable from Smith & Nephew are denominated in U.S. dollars. The functional currency that we use for accounting purposes is the Canadian dollar and, as a result, accounts receivable recorded in Canadian dollars are exposed to changes in the exchange rate between the Canadian and U.S. dollars until these receivables are collected. We do not maintain derivative instruments to mitigate our exposure to fluctuations in exchange rates.
Risks Related to Regulatory Matters
Smith & Nephew may be unable to maintain existing regulatory approvals or obtain new regulatory approvals for the Acticoattm products that it currently sells, which would negatively affect our results of operations. Our future products may not be approved by the regulatory agencies, and any failure or delay associated with our product development and clinical trials or the agencies’ approval would increase our product development costs and time to market.
          Smith & Nephew is required to maintain regulatory approvals to sell the Acticoattm products that it currently sells and to obtain additional regulatory approvals for those current products to sell them in any new markets. All of our future products will also require regulatory approval before we or any collaborator are allowed to market and sell them. We expect the regulatory approval process to be lengthy and expensive and we will have the burden of proving that our products are safe and effective. Satisfying regulatory requirements may cause our products to become prohibitively expensive. There is no assurance that Smith & Nephew will be able to maintain existing regulatory approvals for the Acticoattm products it now sells or obtain new regulatory approvals, or that the conditions imposed by regulators will not adversely affect Smith & Nephew’s ability to market those products. Regulatory requirements imposed on products could limit Smith & Nephew’s ability to commercialize its product and our ability to test, manufacture and commercialize our products. Loss of these approvals or an inability to obtain approvals could have a material adverse effect on our business, financial condition or results of operations.
          Preclinical studies and clinical trials are expensive, can take many years and have uncertain outcomes. In addition, the regulatory approval procedures vary among countries and additional testing may be required in some jurisdictions. It usually takes at least several years to complete the requisite pre-clinical studies and clinical trials, and a product candidate may fail at any stage of testing. Difficulties and risks associated with pre-clinical studies and clinical trials may result in failure to receive regulatory approval or inability to commercialize products for new indications. Clinical trials may be suspended or terminated at any time due to the actions of the FDA, other regulatory authorities, our collaborators, or due to our own actions. The commencement and completion of our clinical trials could be delayed or prevented by several factors, including:

•	delays in obtaining regulatory approvals, including approvals by the competent institutional review board, or IRB, or ethics committee, or EC, to commence or continue a study;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	insufficient quantities of the study product;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	slower than expected rates of patient recruitment and enrollment or the inability to reach full enrollment;

•	improper enrollment practices resulting in protocol management problems and statistical analysis problems;

•	inconclusive or negative interim results during clinical trials, including lack of effectiveness or unforeseen safety issues;

•	death of, or serious adverse effects experienced by, one or more patients during a clinical trial even if the reasons are not related to the study product candidate, including the advanced stage of the patient’s disease or medical condition;

•	uncertain dosing issues;

•	inability to monitor patients adequately during and after treatment;

•	inability or unwillingness of contract laboratories to follow good laboratory practices or of our clinical investigators and us to follow good clinical practices;

•	the occurrence of adverse events during the clinical trials;

•	inability or unwillingness of clinical investigators to follow our clinical protocols or good clinical practices generally;

•	inability or unwillingness of patients to follow our clinical protocols; and

•	inability or unwillingness of other third parties to perform data collection and analysis in a timely or accurate manner.
          Delays or failures in obtaining regulatory approvals may:

•	delay or prevent the commercialization of any product that we develop for new indications or any product within an already approved indication for which the submission of additional clinical trial data is required;

•	in the case of delays, materially and adversely increase the cost of completing the development of such product and obtaining regulatory approval to market it;

•	diminish any competitive advantages; and

•	adversely affect our ability to attract new collaborators.
Completion of clinical trials does not guarantee successful commercialization of future products.
          Completion of clinical trials does not guarantee successful commercialization, for a variety of reasons, including, but not limited to:

•	clinical trials can have negative or inconclusive results;

•	regulators may not agree with our results or our analysis of the safety or the efficacy of our products;

•	there is a risk of failure in commercialization even after a product has been launched into the market, for example due to unexpected side effects of the product which were not discovered during clinical trials; and

•	the market may fail to respond positively to a product for a variety of factors outside our control, including but not limited to inadequate or unsuccessful marketing efforts by third parties on which we depend but cannot control, competition from other products, cost, reimbursement policies of third-party payors or the buying decisions of consumers for a variety of unforeseen reasons.
In the case of products that have already received regulatory approval or products for which we may receive regulatory approval in the future, we, Smith & Nephew and any companies with which we may collaborate in the future may still face development and regulatory difficulties that may delay or impair future sales.
          Current Acticoattm products are subject to extensive regulation by the FDA, other federal authorities and certain state, provincial, territorial and foreign regulatory authorities. If we, Smith & Nephew or any companies with which we may collaborate in the future obtain regulatory approval for any future products, we, Smith & Nephew and any such collaborators will also be subject to extensive regulation by the FDA, other federal authorities and certain state, provincial, territorial and foreign regulatory authorities. These regulations will impact and do impact in the case of Acticoattm products many aspects of our operations, including manufacturing, record keeping, quality control, adverse event reporting, storage, labeling, advertising, promotion, sale and distribution, export and personnel. The FDA and state, provincial, territorial and foreign agencies may conduct periodic inspections to assess compliance with these requirements. We, together with Smith & Nephew and any companies with which we may collaborate in the future, will be required to conduct post-marketing surveillance of the products. We also may be required to conduct post-marketing studies and safety monitoring. Any failure by us, Smith & Nephew or any companies with which we may collaborate in the future to comply with applicable FDA and other regulatory requirements, or the discovery of previously unknown problems, may result in problems including:

•	delays in commercialization;

•	refusal by the FDA or other regulatory agencies to review pending applications or supplements to approved applications;

•	product recalls or seizures;

•	warning letters;

•	suspension of manufacturing;

•	withdrawals of previously approved marketing applications;

•	fines and other civil penalties;

•	injunctions, suspensions or revocations of marketing licenses;

•	refusals to permit products to be imported to or exported from the United States and other countries; and

•	civil litigation and criminal prosecutions.

          See “Business— Government Regulation— United States— Manufacturing cGMP Requirements.”
If government and third-party payors fail to provide coverage and adequate reimbursement rates for Acticoattm products or our future products, our revenues and potential for profitability will be reduced.
          Our revenues currently depend in part and will continue to depend upon the reimbursement rates established by third-party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost-effectiveness, of medical products and services. Cost control initiatives could decrease the established reimbursement rates that we receive for any products in the future, which would limit our revenues. Legislation and regulations affecting the pricing of pharmaceutical products or medical devices, including the Acticoattm products, may change at any time, which could limit or eliminate reimbursement rates for Acticoattm or other products. If physicians, hospitals and other users of Acticoattm products or any products we develop in the future fail to obtain sufficient reimbursement from healthcare payors for these products, or if adverse changes occur in governmental and private third-party payors’ policies toward reimbursement for these products, it could negatively affect the demand for these products, which could have a material adverse effect on our results of operations. Significant uncertainty exists as to the reimbursement status, if any, of newly approved pharmaceutical or medical device products, and we have no assurance that adequate or any third-party coverage will be provided for any new products introduced by us. If our new products do not receive adequate coverage and reimbursement, the market acceptance of these products would be adversely affected, which would have a material adverse effect on our results of operations.
          We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of products. Such studies may require us to commit a significant amount of management time and financial and other resources. Future products may not be reimbursed or covered by any of these third-party payors for our targeted indications.
          In many foreign markets, particularly countries in the European Union and Canada, the pricing of medical products is subject to governmental control. In these countries, obtaining pricing approval from governmental authorities can take many months and sometimes years to obtain. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of a product to other available therapies. If reimbursement of such products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, then our revenues could be reduced.
          In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing controls. We cannot predict whether the Medicare Prescription Drug Improvement and Modernization Act of 2003 will have a significant effect on pricing or reimbursement for the pharmaceutical products that we are developing.
Our business involves the use, handling, storage and disposal of hazardous materials and may subject us to environmental liability, and any future environmental liability could seriously harm our financial condition. We do not maintain insurance covering these risks.
          Our research and development and manufacturing activities involve the use, handling, storage and disposal of various materials commonly used in conducting these activities in the pharmaceutical industry, such as alcohols and acids. These materials are considered hazardous because they may be toxic, corrosive or flammable under certain conditions. We are subject to federal, state, provincial, local and foreign laws, regulations and policies governing the use, manufacture, storage, handling, and disposal of these materials. Some of our facilities are located in areas that may experience environmental contamination due to the activities of third parties.
          We cannot completely eliminate the risk of accidental injury or contamination from the use, manufacture, storage, handling, and disposal of materials we use. In the event of an accident or contamination, we could be liable for damages or costs of clean-up or remediation or be penalized with fines. This liability could be substantial and exceed our resources, which could have a material adverse effect on our financial condition. We do not maintain insurance for environmental liabilities. We may have to incur significant costs to comply with future environmental laws and regulations. Accordingly, we cannot assure you that costs and expenses relating to environmental matters or our use of hazardous materials will not have a material adverse effect on our business.
We perform and manage our clinical trials rather than relying on third-party clinical research organizations, or CROs, and since we do not have extensive experience in this area, there may be delays in completing, or a failure to complete, clinical trials that comply with regulatory requirements.
          We may not have the experience or the capability to take a product through the entire research and development process. Specifically, we may not be able to take a product through pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analysis, central laboratory and regulatory affairs. Thus, we may be unable to obtain regulatory approval for, or successfully commercialize, our product candidates.
          Further, we may not perform our clinical trials in accordance with good clinical and laboratory practices, as required by the applicable regulatory authorities. If our clinical trials fail to comply with these regulatory practices, we may be unable to use the data from those trials. Consequently, our clinical trials may be extended, delayed or terminated.
          We also may not be able to run our clinical trials as efficiently as a CRO and therefore we may experience a longer and more costly product development phase. This increase in the product development phase may subsequently reduce our period of patent exclusivity, and in turn diminish our potential economic returns.
Failure to comply with workplace safety legislation could seriously harm our financial condition.
          If we fail to comply with workplace safety legislation applicable to our employees, we may be subject to sanctions, fines and penalties including but not limited to closure of our manufacturing facility, as well as litigation risks, all of which would seriously harm our financial condition.
Risks Related to Intellectual Property
The protection of our intellectual property rights is critical to our success and any failure on our part to adequately protect those rights would materially adversely affect our business.
          Patents. Our commercial success will depend in part on the patent rights we own or may license in the future. Our patent portfolio currently comprises 14 patents and 23 pending patent applications in the United States and 59 corresponding patents and 39 corresponding patent applications in the other major markets around the world. Our success depends on maintaining these patent rights against third-party challenges to their validity, scope or enforceability. In general, our patent position is subject to the risk that a governmental agency, such as the U.S. Patent and Trademark Office, or PTO, or the courts may deny, narrow or invalidate patent claims.
          We may not be successful in securing or maintaining proprietary or patent protection for our products and candidates, and protection that we do secure may be challenged and possibly lost. Our competitors may develop products similar to ours using compositions, methods and technologies that are beyond the scope of our intellectual property rights. In addition, if we are unable to maintain our proprietary rights, other companies may be able to copy our products or manufacturing processes. For example, although we believe that we have valid patent protection for our current products until at least 2014, it is possible that, prior to the expiration of our patents, competitors will attempt to introduce products similar to ours outside of the scope of our patents. Intellectual property protection is highly uncertain and involves complex legal and technical questions. Our patents and any patent that we may license in the future may be challenged, narrowed, invalidated, or circumvented. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.
          The PTO, the PTO’s counterparts in other nations and the courts in the United States and elsewhere have not established a consistent policy regarding the breadth of claims allowed related to pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.
          Failure to obtain or maintain patent or trade secret protection, for any reason, could adversely affect our competitiveness in the marketplace.
          Additionally, the laws of some countries do not protect our intellectual property rights to the same extent as do the laws of the United States and Canada. For example, enforcing patents in countries such as China and Japan may be difficult due to the structures of their patent systems. In addition, litigation in these or other countries may not be cost effective when balanced against the benefit that may be obtained. Further, there may be substantial global markets in which we do not have or may not be able to secure patent protection. There are also countries where our patents may not provide us with a financial or commercial benefit due to that country’s tolerance of patent violations.
          In addition, our competitors or other third parties, including generic drug companies, may challenge the validity of our patent claims. As a result, these patents may be narrowed in scope or invalidated and may fail to provide us with any market exclusivity or competitive advantage even after our investment of significant amounts of money. We also may not be able to protect our intellectual property rights against third-party infringement, which may be difficult to detect. In addition, we cannot assure you that third parties will not claim that we are infringing upon their patents or other intellectual property rights. If we become involved in any dispute regarding our intellectual property rights, regardless of whether we prevail, we could be required to engage in costly, distracting and time-consuming litigation that could harm our business and that could result in substantial expense. Likewise, if we were found to infringe the patents or other intellectual property rights of others, we might be required to make substantial royalty or other payments to third parties or otherwise cease manufacturing and marketing the product that is alleged to be infringing such third party patent or other intellectual property right, which in either case could materially adversely affect our results of operations.
          Trade Secrets and Proprietary Know-how. We also rely upon trade secrets and unpatented proprietary know-how and continuing technological innovation in developing our products, especially where we do not believe patent protection is appropriate or obtainable. We seek to protect this intellectual property, in part, by generally requiring our employees, consultants and current and prospective business partners to enter into confidentiality agreements. We may lack the financial or other resources to successfully monitor and detect, or to enforce our rights in respect of, infringements of our rights or breaches of these confidentiality agreements. In the case of any such undetected or unchallenged infringements or breaches, these confidentiality agreements may not provide us with meaningful protection of our trade secrets and unpatented proprietary know-how or adequate remedies. In addition, others may independently develop technology that is similar or equivalent to our trade secrets or know-how. If any of our trade secrets, unpatented know-how or other confidential and proprietary information is divulged to third parties, including our competitors, our competitive position in the marketplace could be harmed and our ability to successfully sell products in our target markets could be severely compromised.
          Trademarks. We have received trademark registrations for the words NUCRYSTtm and SILCRYSTtm as well as associated designs, in many jurisdictions that we consider major markets. We have pending trademark applications in other major market jurisdictions, including the United States.
          If we do not adequately protect our rights in our various trademarks from infringement, any goodwill that has been developed in those marks could be lost or impaired. If the marks we use are found to infringe upon the trademark or service mark of another company, we could be forced to stop using those marks and, as a result, we could lose any goodwill which has been developed in those marks and could be liable for damages caused by any such infringement.
The ability to market Acticoattm products and any other products we develop is subject to the intellectual property rights of third parties.
          Acticoattm products, and the product candidates we currently are developing and those we may develop in the future, may infringe patent and other rights of third parties. In addition, our competitors, many of which have substantially greater resources than us and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use and sell products either in North America or international markets. Intellectual property litigation in the pharmaceutical industry is common, and we expect this to continue.
          If we or our collaborators are found to be infringing or to have infringed upon the intellectual property rights of third parties, we may be required to license the disputed rights, if the holder of those rights is willing, or to cease marketing the challenged products, or, if possible, to modify our products to avoid infringing upon those rights. Moreover, we could be liable for royalties on past sales and significant damages, and we could be required to obtain and pay for licenses if we are to continue to manufacture our products. These licenses may not be available and, if available, could require us to pay substantial upfront fees and future royalty payments. Any patent owner may seek preliminary injunctive relief in connection with an infringement claim, as well as a permanent injunction, against us or our collaborators and, if successful in the claim, may be entitled to lost profits from infringing sales, legal fees and interest and other amounts. Any damages could be increased if there is a finding of willful infringement. Even if we and our collaborators are successful in defending an infringement claim, the expense, time delay and burden on management of litigation could have a material adverse effect on our business.
We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
          Many of our employees were previously employed at universities or other medical device or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could severely harm our business.
We may become involved in expensive intellectual property litigation or other proceedings related to intellectual property rights.
          We may deem it necessary or advisable to commence litigation to enforce our intellectual property rights. Others may claim that we have infringed upon their intellectual property rights and commence litigation against us. We believe that we will be subject to an increasing number of infringement claims to the extent we produce more products.
          Our commercial success depends in part on our ability to operate without infringing the patents and other proprietary rights of third parties. Infringement proceedings in the pharmaceutical industry are lengthy, costly and time-consuming and their outcome is uncertain.
          We may also be forced to engage in litigation to enforce any patents issued or licensed to us, or to determine the scope and validity of third party proprietary rights. Moreover, if our competitors prepare and file patent applications in the United States to claim technology that is also claimed by us, we may be forced to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention. In addition, in Europe, any patents issued to us may be challenged by third parties in opposition proceedings. Litigation and participation in such proceedings could result in substantial costs and diversion of our efforts, even if the eventual outcome is favorable to us. Litigation could also subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using certain technology.
          If we become involved in any patent litigation, interference, opposition or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses that may not be available on commercially acceptable terms, if at all. In addition, we may lack the resources, whether financial or otherwise, to monitor, prosecute and enforce our intellectual property rights. Moreover, our collaborators may choose not to enforce or maintain their intellectual property rights, and we may be forced to incur substantial additional costs to maintain or enforce such rights or may incur additional risks should we choose not to maintain or enforce such rights.
Risks Related to Our Common Shares and this Offering
There has been no active trading market for our common shares and, as a result, our common share price will likely be highly volatile, and your investment could decline in value.
          Prior to this offering, our common shares were not sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid any market that may develop might become. An active trading market for our common shares may never develop or may not be sustained, which could adversely affect your ability to sell your shares and the market price of your shares. The initial public offering price for the shares was determined by negotiations between us, Westaim and the representatives of the underwriters and does not purport to be indicative of prices at which our common shares will trade upon completion of this offering.
          The stock market in general, and the market for stocks of medical devices and pharmaceutical companies in particular, has been highly volatile. As a result, the market price of our common shares is likely to be similarly volatile, and investors in our common shares may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to our operating performance or prospects. The market price of our common shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	results of pre-clinical and clinical trials by us and our competitors;

•	matters relating to our agreements with Smith & Nephew, including fluctuations in sales of Smith & Nephew’s Acticoattm products;

•	assertions that our intellectual property infringes on the intellectual property rights of others or other matters calling into question our intellectual property;

•	changes in estimates or recommendations by securities analysts;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic collaborations or investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the media or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions.

          In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could require us to make substantial payments to satisfy judgments or to settle litigation.
If you purchase our common shares in this offering, you will incur immediate and substantial dilution of your investment.
          The initial public offering price of our common shares is substantially higher than our historical net tangible book value per share, which was $(2.46) per share as of September 30, 2005 based on 9,727,500 common shares outstanding. If you purchase our common shares at the initial public offering price, you will incur immediate and substantial dilution of $6.88 per share in net tangible book value, calculated on a pro forma basis as described under “Dilution.” In addition, if we raise additional funding by issuing more common shares, the newly issued shares will dilute the voting power of your common shares on a percentage basis and may further dilute the net tangible book value per share of investors purchasing in this offering. As a result of this dilution, investors purchasing common shares in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation. See “Dilution.”
Future sales of currently restricted shares could cause the market price of our common shares to decrease significantly, even if our business is doing well.
          Prior to the issuance of our common shares in this offering, Westaim held 100% of our outstanding common shares. After completion of this offering and based on shares and the amount of our debt to Westaim outstanding as of September 30, 2005 and an assumed 3,852,200 common shares (or 3,224,450 common shares if the underwriters’ over-allotment option is exercised in full) to be issued to Westaim in connection with this offering as described under “Prospectus Summary—The Offering,” Westaim will hold approximately 75.1% of our outstanding common shares (or approximately 71.5% if the underwriters’ over-allotment is exercised in full) and will be able to sell these common shares in the future. Sales of a significant number of our common shares after this offering, or the perception that these sales could occur, could materially and adversely affect the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities. In addition, as described above under “Prospectus Summary — The Offering,” the actual number of common shares we issue to Westaim in connection with this offering, and the number of common shares to be outstanding after this offering, will be approximately 112,000 shares greater than the corresponding numbers of shares appearing in this risk factor, and, as a result, the actual percentage of our outstanding common shares to be owned by Westaim after completion of this offering will be greater than the corresponding percentages appearing in this risk factor.
          After this offering, 18,079,700 common shares (or 18,126,950 common shares if the underwriters’ over-allotment option is exercised in full) will be outstanding based on the number of shares and the amount of our debt to Westaim outstanding as of September 30, 2005. This includes the common shares that we are selling in this offering and an assumed 3,852,200 common shares (or 3,224,450 common shares if the underwriters’ over-allotment option is exercised in full) to be issued to Westaim in connection with this offering as described under “Prospectus Summary— The Offering.” In general, the shares sold in this offering will be freely transferable without restriction in the public markets in the United States and Canada. In addition, all of the remaining 13,579,700 common shares (or 12,951,950 common shares if the underwriters’ over-allotment option is exercised in full) that will be outstanding after this offering, based on shares and the amount of our debt to Westaim outstanding as of September 30, 2005, will be held by Westaim and will be available for sale in the public markets, pursuant to Rule 144 under the Securities Act of 1933 (in the case of sales in the United States), subject to the volume limitations and other requirements of that rule, and pursuant to Multilateral Instrument 45-102— Resale of Securities (in the case of sales in Canada), subject to fulfilling the procedural requirements of that instrument, 270 days (subject to extension by up to an additional 34 days under limited circumstances as described in the “Underwriting” section of this prospectus) after the date of this prospectus upon the expiration of the lock-up agreement entered into by Westaim for the benefit of the underwriters, other than the shares issued to Westaim in connection with this offering, which would be subject to a one-year holding period requirement under Rule 144, and would not be eligible for resale pursuant to Multilateral Instrument 45-102 until four months after the date of the issuance of such shares. If Jefferies & Company, Inc. waives the lock-up restrictions with respect to Westaim, the shares held by Westaim would be available for sale in the public markets 90 days after the effective date of the registration statement of which this prospectus forms a part pursuant to Rule 144 under the Securities Act of 1933 (in the case of sales in the United States), subject to volume limitations and other requirements of that rule, other than the shares issued to Westaim in connection with this offering, which would be subject to a one-year holding period requirement under Rule 144, and immediately after the date of this prospectus pursuant to Multilateral Instrument 45-102— Resale of Securities (in the case of sales in Canada), subject to fulfilling the procedural requirements of that instrument, other than the shares issued to Westaim in connection with this offering, which would not be eligible for resale pursuant to Multilateral Instrument 45-102 until four months after the date of issuance of such shares. Furthermore, Westaim will have the right, subject to the lock-up agreement, to require us to register with the SEC any or all of the common shares that it will own for resale in the public markets in the United States and to file a prospectus qualifying the common shares it owns for resale in the public markets in Canada from time to time and will also have the right to include those shares in any registration we file with the SEC and any prospectus we file with the Canadian Securities Administrators, subject to exceptions, which would enable those shares to be sold in the public markets in the United States and Canada.
          Any or all of the shares subject to the lock-up agreement may be released for sale in the public market prior to the expiration of the lock-up period at the discretion of Jefferies & Company, Inc. For additional information, see the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus.
          We also intend to register all common shares that we may issue under our amended equity incentive plan and upon exercise of our outstanding share options and share appreciation rights for resale in the public markets in the United States. In addition, shares issued under our amended equity incentive plan and upon the exercise of our outstanding share options and share appreciation rights may be sold without restriction in the Canadian public markets after the date of this prospectus, provided there is compliance with Multilateral Instrument 45-102. As of September 30, 2005, 9,286 common shares, subject to adjustment as described below, were issuable on the exercise of share appreciation rights outstanding under our amended equity incentive plan and 711,502 common shares were issuable upon the exercise of options to purchase our common shares outstanding under our amended equity incentive plan. In addition, as of September 30, 2005, and after giving effect to the issuance of options to purchase an aggregate of 60,000 common shares to be issued to persons who will become non-employee directors prior to the completion of this offering as described under “Management — Director Compensation,” 1,415,852 common shares were reserved for future awards under our amended equity incentive plan.
          The outstanding share appreciation rights, or SARs, referred to above entitle the holder to receive upon exercise a payment of cash or, if provided in the award agreement, at our option, common shares. The number of common shares issuable upon exercise of these SARs varies depending upon the value of our common shares. The number of common shares issuable upon exercise of the SARs referred to above has been determined based upon an assumed value of our common shares equal to the public offering price per common share set forth on the cover page of this prospectus. The actual number of common shares issuable upon exercise of those SARs will depend upon whether we elect to settle in cash or common shares and, if we elect to settle in common shares, the value of our common shares at the time of exercise. Therefore, the actual number of shares issuable upon exercise may be greater or less than the number of shares reflected above.
We will have broad discretion in the use of the net proceeds of this offering and may not use them to effectively manage our business.
          We will have broad discretion over the use of the net proceeds from this offering, other than the net proceeds we use to repay some or all of the debt we owe to Westaim, including for any purposes described in the “Use of Proceeds” section of this prospectus. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from this offering, and our use of the proceeds may not yield any return on your investment in us. Among other things, we may pursue clinical trials that do not result in an increase in the market value of our common shares and may increase our losses.
Westaim controls and will continue to control us and may have conflicts of interest with us or you in the future.
          Immediately prior to this offering, Westaim was our only shareholder. After completion of this offering, Westaim will own approximately 75.1% of our outstanding common shares (or approximately 71.5% if the underwriters’ over-allotment option is exercised in full), based on shares outstanding and the amount of our debt owed to Westaim as of September 30, 2005. However, as described above under “Prospectus Summary — The Offering,” the percentage of our common shares to be owned by Westaim immediately after this offering will be greater than the foregoing percentages. Certain of our directors will also serve as directors of Westaim. In particular, the Chairman of our board of directors, Barry M. Heck, is the Chief Executive Officer, President and a Director of Westaim.
          For as long as Westaim continues to own more than 50% of our common shares, Westaim will be able to direct the election of all of the members of our board of directors. For so long as Westaim owns a significant percentage of our outstanding common shares, even if less than a majority, Westaim will be able to control or exercise a controlling influence over our business and affairs, including the incurrence of indebtedness by us, the issuance of any additional common shares or other equity securities, the repurchase of common shares and the payment of dividends, if any, and will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including mergers, consolidations, sales or dispositions of assets, other business combinations and amendments to our articles. Westaim may take actions with which you do not agree, including actions that delay, defer or prevent a change in control of our company or that could adversely affect the market price of our common shares. In addition, Westaim may take other actions that might be favorable to Westaim but not favorable to our other shareholders. If Westaim sells all or a portion of its interest in us, it may cause the value of your investment to decrease.
The amount of our net operating loss carryovers may be limited.
          The amount of net operating loss carryovers, or NOLs, which may be used by us for U.S. federal income tax purposes in any future year could be limited by Section 382 of the Internal Revenue Code of 1986, as amended. In general, Section 382 would limit our ability to use NOLs for U.S. federal income tax purposes in the event of certain changes in ownership of our company, including as a result of sales of our common shares by Westaim and future offerings of common shares by us. If such limitations were triggered as a result of future shifts in ownership of us, combined with shifts in ownership that will occur as a result of the issuance of our common shares offered hereby, the use of our NOLs for U.S. federal income tax purposes would be limited. Any limitation of our use of NOLs could (depending on the extent of such limitation and the amount of NOLs previously used) result in us retaining less cash after payment of U.S. federal income taxes during any year in which we have taxable income (rather than losses) than we would be entitled to retain if such NOLs were available as an offset against such income for U.S. federal income tax reporting purposes. We do not expect the issuance of shares under this offering to trigger a material limitation on the use of our NOLs. As noted elsewhere, we expect to incur losses on a quarterly and annual basis for the foreseeable future. Accordingly, we cannot predict when or if we will generate taxable income.
If we are classified as a passive foreign investment company, it could have adverse tax consequences to investors.
          Special rules apply to certain U.S. holders that own shares in a non-U.S. corporation that is classified as a passive foreign investment company, or PFIC. We do not believe that we will be a PFIC for the current taxable year and, based on our current business plan, we do not expect to be a PFIC in the foreseeable future. Since the determination as to whether or not a corporation is a PFIC is highly factual, however, there can be no assurance that we will not become a PFIC in future taxable years. The PFIC rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of dividends received and gains realized by a U.S. holder of our common shares. Accordingly, prospective U.S. holders are strongly urged to consult their tax advisers concerning the potential application of the PFIC rules to their particular circumstances. See “United States and Canadian Income Tax Considerations.”
We do not intend to pay dividends, which may adversely affect the market price of our common shares.
          We currently intend to retain all available cash to finance our operations and the expansion of our business and do not intend to declare or pay cash dividends on our common shares in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant. You should not rely on an investment in our company if you require dividend income from your investment. The success of your investment will likely depend entirely upon any future appreciation of the market price of our common shares, which is uncertain and unpredictable. There is no guarantee that our common shares will appreciate in value after this offering or that the value of the common shares will not decline, perhaps substantially.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
          As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about NUCRYST than if we were a U.S. domestic issuer. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares. All of our directors and officers will be subject to the insider reporting rules under Canadian securities legislation.
You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws.
          We are a corporation organized under the laws of Alberta, Canada. A majority of our directors and certain of our officers, as well as the Canadian independent registered chartered accountants named in the “Experts” section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all of the assets of our non-U.S. directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of U.S. federal securities laws, against us or any of such persons may not be collectible within the United States. In addition, there is doubt as to the applicability of the civil liability provisions of U.S. federal securities law to original actions instituted in Canada. It may be difficult for an investor, or any other person or entity, to assert U.S. securities laws claims in original actions instituted in Canada. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the Canadian experts named in this prospectus. See “Enforceability of Civil Liabilities”.
We have outstanding options and share appreciation rights that have the potential to dilute shareholder value and cause the price of our common shares to decline.
          In the past, we have offered, and we expect to continue to offer, share options, share appreciation rights or other forms of share-based compensation to our directors, officers and employees. Share options and share appreciation rights issued in the past have per share exercise prices below the initial public offering price per share in this offering. As of September 30, 2005, we had options outstanding to purchase 711,502 of our common shares at a weighted average exercise price of $2.98 per share. As of September 30, 2005 we had outstanding share appreciation rights to purchase 9,286 of our common shares at a weighted average exercise price of $2.66 per share. The exercise price of our outstanding share options and share appreciation rights are stated in Canadian dollars, and the foregoing weighted average exercise prices, which are stated in United States dollars, are based upon the noon buying rate reported by the Federal Reserve Bank of New

York on September 30, 2005. The outstanding share appreciation rights entitle the holder to receive upon exercise a payment of cash or, if provided in the award agreement, at our option, common shares. In addition, the number of common shares issuable upon exercise of these share appreciation rights varies depending upon the value of our common shares. The number of common shares issuable upon exercise of the share appreciation rights referred to in this paragraph has been determined based upon an assumed value of our common shares equal to the public offering price per common share set forth on the cover page of this prospectus. The actual number of common shares issuable upon exercise of those share appreciation rights will depend upon whether we elect to settle in cash or common shares and, if we elect to settle in common shares, the value of our common shares at the time of exercise. Therefore, the actual number of shares issuable upon exercise of the share appreciation rights may be greater or less than the number of shares reflected in this paragraph. If some or all of these options or share appreciation rights are exercised and such shares are sold into the public market, the market price of our common shares may decline.
Our articles and certain Canadian laws could delay or deter a change of control.
          Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our board of directors may amend our articles to fix the number of preferred shares in, and determine the designation of the shares of, each series of preferred shares and may create, define and attach voting, dividend and other rights and restrictions to the shares of each series, subject to the rights and restrictions attached to our preferred shares as a class. The economic, voting and other rights attaching to a particular series of our preferred shares may be superior to those of our common shares and may dilute or otherwise adversely affect the voting and economic interests of the holders of our common shares.
          Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada, or Commissioner, to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to three years, to seek a remedial order, including an order to prohibit the acquisition, from the Canadian Competition Tribunal, which order may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to prevent or lessen, competition in any market in Canada.
          The Investment Canada Act (Canada), or Investment Act, requires each “non-Canadian,” as determined in the Investment Act, who commences a new business activity in Canada or acquires control of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction by Canadian authorities under the Investment Act, to file a notification in prescribed form. Subject to certain exceptions, a transaction that is reviewable under the Investment Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account the factors, where relevant, set out in the Investment Act. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire control of us and the value of our assets was C$5.0 million or more as determined pursuant to the Investment Act.
          Any of the foregoing may make it more difficult for shareholders to replace our management, and could prevent or delay a change of control of our company and deprive or limit strategic opportunities for our shareholders to sell their shares. See “Description of Share Capital — Exchange Controls.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the pharmaceutical and medical device industry and business, demographic and other matters in general. Statements which include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “anticipate,” “may,” “will,” “continue,” “further,” “seek,” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.
          All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors” above and the following:

•	the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs;

•	our reliance on our relationship with Smith & Nephew;

•	our reliance on sales of Acticoattm products with our SILCRYSTtm coatings;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	our ability to maintain and establish corporate collaborations;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the timing or likelihood of regulatory filings and approvals;

•	our financial performance;

•	competitive companies, technologies and our industry;

•	changes in regulation or tax laws applicable to us;

•	changes in accounting policies or practices;

•	changes in general economic conditions;

•	other risks and uncertainties that have not been identified at this time; and

•	management’s response to these factors.
          The foregoing list should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in this prospectus. Other than as required by applicable law, we undertake no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.
          If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity and the markets for our current and proposed products. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

SPECIAL NOTE REGARDING INDUSTRY AND MARKET DATA
          This prospectus includes industry and market data concerning our business and the markets for our current and proposed products, including data regarding the size of these markets and their projected growth rates, the incidence of certain medical conditions and sales of certain drugs and healthcare products. This information was obtained from our own research, industry and general publications and reports prepared by third parties, including Frost & Sullivan’s 2005 Global Advanced Wound Management Markets report. Although we believe that information from third-party sources is reliable, we have not independently verified any of this information and we cannot assure you that it is accurate. Similarly, our own research, while believed by us to be reliable, has not been verified by any independent sources.

USE OF PROCEEDS
          The net proceeds to us from the sale of the common shares in this offering will be approximately $41.9 million (or $48.1 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions. The estimated offering expenses payable by us in connection with this offering are being paid with the proceeds of borrowings from Westaim that we will repay with a portion of the net proceeds from this offering and with common shares issued to Westaim as described under “Prospectus Summary—the Offering”.
          We currently plan to use approximately $35.0 million of the net proceeds from this offering for new production facilities and equipment, clinical trials and other research and development activities, working capital and other general corporate purposes, including an estimated $5.7 million for the expansion of our Fort Saskatchewan production facility that began at the end of the third quarter of 2005 and an estimated $2.0 million to purchase pharmaceutical development capital equipment in 2006. We expect the net proceeds from this offering will be sufficient to complete the current Phase 2 clinical trial for NPI 32101 and a substantial portion of the Phase 3 clinical trials for NPI 32101 that we expect to conduct if the current Phase 2 clinical trial and additional safety studies are successful, but additional financing will be necessary to complete the Phase 3 clinical trials for NPI 32101 and, if the Phase 3 clinical trials are successful, to submit a related New Drug Application and any product launch of a cream containing NPI 32101. We plan to use the remaining net proceeds of approximately $6.9 million (or $13.1 million if the underwriters’ over-allotment option is exercised in full) to repay a portion of our debt owed to Westaim, which has been our only source of external financing. Because the remaining net proceeds (including the proceeds of the underwriters’ over-allotment option, if exercised) will be insufficient to repay all of our debt owed to Westaim, Westaim has agreed to exchange the remaining debt for a number of common shares equal to the principal amount of the remaining debt divided by the public offering price per share in this offering. See “Prospectus Summary—The Offering.”
          Debt incurred in the last year was used for working capital, capital expenditures and other general corporate purposes. As of September 30, 2005, the principal amount of our debt owed to Westaim was $45.4 million, which debt had a weighted average interest rate of 10.7% and matures in August 2010. However, as of December 15, 2005, the amount of our debt owed to Westaim was approximately $46.5 million.
          We may use a portion of the net proceeds for acquisitions of intellectual property or companies engaged in the development or production of drugs or devices to combat infection and inflammation. However, we currently have no agreements or understandings regarding any such acquisitions. Any such acquisition may require that we obtain additional financing.
          The amount and timing of our use of the net proceeds from this offering, other than amounts that we will use to repay debt owed to Westaim, will depend on a number of factors, including the actual costs of completing the current expansion of our Fort Saskatchewan production facility and acquiring the additional pharmaceutical development capital equipment, which may be greater than we anticipate, and the status of our development and commercialization efforts. Management will retain broad discretion over the allocation of the net proceeds from this offering.
          Pending the application of the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing securities or money market funds.
DIVIDEND POLICY
          We currently intend to retain all available cash to finance our operations and the expansion of our business and do not intend to declare or pay cash dividends on our common shares in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant.

CAPITALIZATION
          The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of September 30, 2005:

•	on an actual basis;

•	on an as adjusted basis to reflect the sale of the common shares offered by this prospectus and our receipt of the net proceeds of that sale, after deducting underwriting discounts and commissions, and the assumed application of approximately $6.9 million of net proceeds from this offering to repay approximately $6.9 million of our debt owed to Westaim; and

•	on an as further adjusted basis to reflect the transactions described in the immediately preceding bullet point and the assumed exchange of approximately $38.5 million of our debt owed to Westaim for 3,852,200 common shares.

          For purposes of the as adjusted and as further adjusted data in the following table, we have assumed that the underwriters’ over-allotment option will not be exercised and that, accordingly, we will repay $6.9 million of our debt to Westaim with a portion of the proceeds from this offering and issue 3,852,200 common shares to Westaim in exchange for $38.5 million of our debt owed to Westaim. However, the actual amount of debt we owed to Westaim as of December 15, 2005 was approximately $46.5 million and, as a result, the actual number of common shares we will issue to Westaim will be approximately 112,000 greater than the foregoing amount and the number of common shares issued and outstanding as further adjusted will be approximately 112,000 greater than the amount reflected in the following table. See “Prospectus Summary— The Offering.”
          Information in the following table does not give effect to our anticipated use of the net proceeds we will receive from this offering, other than to repay debt owed to Westaim. You should read this information together with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2005

			As Further
	Actual	As Adjusted	Adjusted(1)

	(in thousands, except share data)
Cash and cash equivalents	$429	$35,429	$35,429

Long-term secured debt due to Westaim	$45,372	$38,522	$–

Shareholder’s (deficit) equity:
Preferred shares, unlimited shares authorized, none issued and outstanding actual, as adjusted or as further adjusted	–	–	–
Common shares, unlimited shares authorized, 9,727,500 shares issued and outstanding actual, 14,227,500 shares issued and outstanding as adjusted, and 18,079,700 shares issued and outstanding as further adjusted	3,534	45,384	83,906
Accumulated other comprehensive loss	(5,004)	(5,004)	(5,004)
Accumulated deficit	(20,744)	(20,744)	(20,744)

Total shareholder’s (deficit) equity	(22,214)	19,636	58,158

Total capitalization	$23,158	$58,158	$58,158

(1)	If the amounts in this column were computed assuming the underwriters’ over-allotment option were exercised in full, the total number of shares issued and outstanding as further adjusted would increase to 18,126,950 (including 3,224,450 shares to be issued to Westaim in exchange for debt owed to Westaim), but the cash and cash equivalents would remain $35,429, common shares would remain $83,906, and total shareholder’s equity and total capitalization would remain $58,158 (dollars in thousands). However, the actual amount of debt we owed to Westaim as of December 15, 2005 was approximately $46.5 million and, as a result, the actual number of common shares we will issue to Westaim and the total number of common shares issued and outstanding as further adjusted if the over-allotment option were exercised in full would be approximately 112,000 greater than the corresponding amounts reflected in this footnote.
          The as adjusted number of common shares outstanding excludes:

•	9,286 common shares, subject to adjustment as described below, issuable on the exercise of share appreciation rights outstanding under our amended equity incentive plan as of September 30, 2005, with a weighted average exercise price, denominated in Canadian dollars, of C$3.08 per share, which, based on the noon buying rate reported by the Federal Reserve Bank of New York on September 30, 2005, would be the equivalent to a weighted average exercise price of U.S.$2.66 per share;

•	711,502 common shares issuable upon the exercise of options to purchase our common shares outstanding under our amended equity incentive plan as of September 30, 2005, with a weighted average exercise price, denominated in Canadian dollars, of C$3.45 per share, which, based on the noon buying rate reported by the Federal Reserve Bank of New York on September 30, 2005, would be equivalent to a weighted average exercise price of U.S.$2.98 per share, and an aggregate of 60,000 common shares issuable upon the exercise of options to purchase our common shares to be issued to persons who will become non-employee directors prior to completion of this offering, as described under “Management — Director Compensation,” with an exercise price equal to the public offering price of U.S.$10.00 per share; and

•	1,415,852 additional common shares reserved for future awards under our amended equity incentive plan as of September 30, 2005.

          The outstanding share appreciation rights, or SARs, referred to in the first bullet point above entitle the holder to receive upon exercise a payment of cash or, if provided in the award agreement, at our option, common shares. The number of common shares issuable upon exercise of these SARs varies depending upon the value of our common shares. The number of common shares issuable upon exercise of the SARs referred to in the first bullet point above has been determined based upon an assumed value of our common shares equal to the public offering price per common share set forth on the cover page of this prospectus. The actual number of common shares issuable upon exercise of those SARs will depend upon whether we elect to settle in cash or common shares and, if we elect to settle in common shares, the value of our common shares at the time of exercise. Therefore, the actual number of shares issuable upon exercise may be greater or less than the number of shares reflected in that bullet point.

DILUTION
          Our historical net tangible book value as of September 30, 2005 was approximately $(23.9) million, or $(2.46) per common share based on 9,727,500 common shares outstanding. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of our outstanding common shares. Our pro forma net tangible book value as of September 30, 2005 was approximately $56.5 million, or $3.12 per common share based on 18,079,700 common shares outstanding immediately upon completion of this offering. Pro forma net tangible book value per share is determined by dividing our pro forma total tangible assets less total pro forma liabilities, after giving effect to our receipt of the net proceeds from the sale of common shares in this offering, after deducting underwriting discounts and commissions and after giving effect to the assumed application of $6.9 million of the net proceeds to repay debt owed to Westaim and the assumed issuance of 3,852,200 common shares in exchange for $38.5 million of our debt owed to Westaim (assuming no exercise of the underwriters’ over-allotment option) by the pro forma number of common shares to be outstanding immediately after this offering, based on shares and the amount of debt owed to Westaim outstanding as of September 30, 2005, including the assumed issuance of 3,852,200 common shares to Westaim as described above. For purposes of this pro forma data, we have assumed that we will repay $6.9 million of our debt to Westaim with a portion of the proceeds from this offering and issue 3,852,200 shares to Westaim in exchange for $38.5 million of our debt owed to Westaim. However, the actual amount of debt we owed to Westaim as of December 15, 2005 was approximately $46.5 million and, as a result, the actual number of common shares we will issue to Westaim and the actual number of common shares to be outstanding immediately after completion of this offering will be approximately 112,000 greater than the corresponding amounts reflected in this section. See “Prospectus Summary—The Offering,” “Use of Proceeds” and “Capitalization.”
          Our pro forma net tangible book value as of September 30, 2005, calculated as described above, would have been approximately $56.5 million or $3.12 per share. This represents an immediate increase in pro forma net tangible book value to our existing shareholder of $5.58 per share and an immediate dilution in pro forma net tangible book value of $6.88 per share to new investors purchasing our common shares in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following tables illustrate the per share dilution (1) after giving effect to the offering and the application of a portion of the net proceeds to repay $6.9 million of debt owed to Westaim upon the closing of the offering, as described above and (2) after giving effect to the transactions described in clause (1) and also giving effect to the exchange of the remaining approximately $38.5 million of debt owed to Westaim for common shares 37 days after the date of this prospectus:
After Giving Effect to the Offering and the Repayment of Debt at Closing

Initial public offering price per share		$10.00
Historical net tangible book value per share as of September 30, 2005	$(2.46)
Increase in net tangible book value per share attributable to new investors in this offering	3.72

Pro forma net tangible book value per share after this offering		1.26

Dilution of net tangible book value per share to new investors		$8.74

After Giving Further Effect to the Exchange of Debt for Common Shares

Initial public offering price per share		$10.00
Historical net tangible book value per share as of September 30, 2005	$(2.46)
Increase in net tangible book value per share attributable to new investors in this offering	5.58

Pro forma net tangible book value per share after this offering		3.12

Dilution of net tangible book value per share to new investors		$6.88

          The table below sets forth, based on common shares and the amount of our debt to Westaim outstanding as of September 30, 2005, on the pro forma basis discussed above, the number and percentage of common shares purchased from us, the total consideration paid to us and the average price per share paid to us by our existing shareholder and to be paid by new investors purchasing common shares in this offering. The table below has been prepared using the public offering price per common share in this offering set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions, and the existing shareholder amounts in the table below include the assumed issuance of 3,852,200 common shares to Westaim as described above:

			Total
	Shares Purchased		Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

	(in millions)
Existing shareholder	13,579,700	75.1%	$42.0	48.3%	$3.09
New investors	4,500,000	24.9	45.0	51.7	10.00

Total	18,079,700	100%	$87.0	100%	$4.81

          The discussion and tables above excludes:

•	9,286 common shares, subject to adjustment as described below, issuable on the exercise of share appreciation rights outstanding under our amended equity incentive plan as of September 30, 2005, with a weighted average exercise price, denominated in Canadian dollars, of C$3.08 per share, which, based on the noon buying rate reported by the Federal Reserve Bank of New York on September 30, 2005, would be the equivalent to a weighted average exercise price of U.S.$2.66 per share;

•	711,502 common shares issuable upon the exercise of options to purchase our common shares outstanding under our amended equity incentive plan as of September 30, 2005, with a weighted average exercise price, denominated in Canadian dollars, of C$3.45 per share, which, based on the noon buying rate reported by the Federal Reserve Bank of New York on September 30, 2005, would be equivalent to a weighted average exercise price of U.S.$2.98 per share, and an aggregate of 60,000 common shares issuable upon the exercise of options to purchase our common shares to be issued to persons who will become non-employee directors prior to completion of this offering, as described under “Management — Director Compensation,” with an exercise price equal to the public offering price of U.S.$10.00 per share; and

•	1,415,852 additional common shares reserved for future awards under our amended equity incentive plan as of September 30, 2005.

          The outstanding share appreciation rights, or SARs, referred to in the first bullet point above entitle the holder to receive upon exercise a payment of cash or, if provided in the award agreement, at our option, common shares. The number of common shares issuable upon exercise of these SARs varies depending upon the value of our common shares. The number of common shares issuable upon exercise of the SARs referred to in the first bullet point above has been determined based upon an assumed value of our common shares equal to the public offering price per common share set forth on the cover page of this prospectus. The actual number of common shares issuable upon exercise of those SARs will depend upon whether we elect to settle in cash or common shares and, if we elect to settle in common shares, the value of our common shares at the time of exercise. Therefore, the actual number of shares issuable upon exercise may be greater or less than the number of shares reflected in that bullet point.
          If all of these share appreciation rights and stock options outstanding as of September 30, 2005 were exercised, then, assuming the same exchange rate and value of our common shares as is set forth in the two preceding paragraphs, and assuming all share appreciation rights were settled in common shares, the number of shares held by existing shareholders would increase to 14,300,488 shares, or approximately 76.1% of the total number of common shares to be outstanding immediately after this offering, and the number of shares purchased from us by new investors would remain the same at 4,500,000 shares, which would represent a decrease in the number of shares owned by new investors to approximately 23.9% of the total number of common shares to be outstanding immediately after this offering, in each case based upon shares outstanding as of September 30, 2005, and the total consideration paid to us by existing shareholders and new investors would be $44.1 million and $45.0 million, respectively, or approximately 49.5% and 50.5%, respectively, of the total consideration paid.
          If the underwriters exercise their overallotment option in full to purchase additional common shares in this offering, the pro forma net tangible book value per share after the offering would be $3.12 per share, the increase in pro forma net tangible book value per share to our existing shareholder would be $5.58 per share and the dilution to new investors purchasing shares in this offering would be $6.88 per share, all calculated based on the number of common shares and amount of our debt owed to Westaim outstanding as of September 30, 2005, assuming we issue 3,224,450 common shares to Westaim in exchange for $32.3 million of our debt owed to Westaim, and the other pro forma adjustments described above.

SELECTED CONSOLIDATED FINANCIAL DATA
          We have derived the selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements that are included elsewhere in this prospectus, and the selected consolidated financial data as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We have derived the selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 from our unaudited consolidated financial statements which are not included in this prospectus. In our opinion, the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and 2005 have been prepared on a basis consistent with the audited consolidated financial statements included in this prospectus and include all adjustments, which consist of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods presented.
          Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. Historical results are not necessarily indicative of the results to be expected in future periods.
          You should read the following selected consolidated financial data together with our audited consolidated financial statements and our unaudited condensed consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except share and per share amounts)
Results of Operations Data:
Revenue:
Wound care product revenue	$5,180	$5,350	$5,312	$8,404	$14,682	$9,733	$13,856
Milestone revenue(1)	–	1,000	–	3,000	10,000	10,000	5,000

Total revenue	5,180	6,350	5,312	11,404	24,682	19,733	18,856
Costs:
Manufacturing	1,409	2,378	3,206	4,430	7,141	4,639	7,276
Research and development	2,069	2,137	3,467	5,704	8,971	7,057	5,837
General and administrative(2)	6,899	5,762	2,985	2,797	3,901	2,947	2,757
Depreciation and amortization	283	89	139	158	221	167	224

(Loss) income from operations	(5,480)	(4,016)	(4,485)	(1,685)	4,448	4,923	2,762
Other (expenses) income:
Gain on sale of assets	–	12,993	–	–	–	–	–
Foreign exchange (losses) gains	(78)	(10)	(6)	(230)	82	204	77
Interest income	–	157	41	47	66	45	–
Interest expense(3)	(203)	(212)	(14)	(414)	(3,229)	(2,421)	(2,573)

(Loss) income before income taxes	(5,761)	8,912	(4,464)	(2,282)	1,367	2,751	266
Current income tax expense(4)	(21)	(10)	(7)	(19)	(19)	(15)	(72)

Net (loss) income	$(5,782)	$8,902	$(4,471)	$(2,301)	$1,348	$2,736	$194

Net (Loss) income per common share— basic and diluted	$(0.59)	$0.92	$(0.46)	$(0.24)	$0.14	$0.28	$0.02

Weighted average number of common shares outstanding
—basic	9,727,500	9,727,500	9,727,500	9,727,500	9,727,500	9,727,500	9,727,500
—diluted	9,727,500	9,727,500	9,727,500	9,727,500	9,905,464	9,727,500	9,960,481

(1)	Certain milestone revenue may relate in part to sales activity in prior periods.

(2)	In 2000 and 2001, before we entered into the Smith & Nephew agreements, we incurred selling expenses that we did not incur in subsequent periods.

(3)	Historically, Westaim has provided all of the external funding necessary to operate our business, and all of the indebtedness reflected on our consolidated balance sheets for periods through September 30, 2005 reflects funding from Westaim. In 2000, 2001, 2002 and 2003, Westaim did not charge interest on substantially all of our indebtedness to Westaim. Accordingly, interest expense for the years ended December 31, 2000 to 2003 is substantially less than the interest expense that would have been incurred had we been charged interest on all of our indebtedness.

(4)	Although we are currently a wholly owned subsidiary of Westaim, Canadian tax laws do not allow for the filing of a consolidated income tax return with Westaim. Accordingly, we have filed our own tax returns and the income tax expenses reflected in the above financial data reflect our actual consolidated income tax expense for the applicable periods.

	As of December 31,					As of
						September 30,
	2000	2001	2002	2003	2004	2005

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$504	$5,293	$345	$201	$948	$429
Current assets	2,110	6,913	2,927	4,655	8,002	16,039
Total assets	6,000	9,176	6,640	10,042	15,597	26,640
Current liabilities(1)	26,575	19,980	22,046	31,273	37,181	3,482
Working capital (deficiency)	(24,465)	(13,067)	(19,119)	(26,618)	(29,179)	12,557
Indebtedness to related party(2)	–	–	–	–	–	45,372
Common shares	3,534	3,534	3,534	3,534	3,534	3,534
Accumulated other comprehensive income (loss)	111	1,136	1,045	(2,479)	(4,180)	(5,004)
Accumulated deficit	(24,220)	(15,474)	(19,985)	(22,286)	(20,938)	(20,744)
Total shareholder’s deficit	(20,575)	(10,804)	(15,406)	(21,231)	(21,584)	(22,214)

(1)	Includes indebtedness to Westaim of $25,267, $18,583, $20,913, $29,612, $33,482 and $nil as of December 31, 2000, 2001, 2002, 2003, 2004 and September 30, 2005, respectively, which was converted into a term loan with a 5-year maturity effective August 31, 2005.

(2)	Comprised of term loan from Westaim.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Other Data:
Wound care product revenue	$5,180	$5,350	$5,312	$8,404	$14,682	$9,733	$13,856
Milestone revenue(1)	–	1,000	–	3,000	10,000	10,000	5,000

Total revenue	$5,180	$6,350	$5,312	$11,404	$24,682	$19,733	$18,856
Manufacturing costs	$1,409	$2,378	$3,206	$4,430	$7,141	$4,639	$7,276
Gross margin excluding milestone revenue(2)	$3,771	$2,972	$2,106	$3,974	$7,541	$5,094	$6,580
Gross margin percent excluding milestone revenue(2)	72.8%	55.6%	39.6%	47.3%	51.4%	52.3%	47.5%

(1)	Certain milestone revenue may relate in part to sales activity in prior periods.

(2)	Gross margin excluding milestone revenue is equal to wound care product revenue minus manufacturing costs. Gross margin percent excluding milestone revenue is equal to gross margin excluding milestone revenue divided by wound care product revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          You should read the following discussion and analysis in conjunction with our consolidated financial statements, including the related notes, included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Some of the information contained in this discussion and analysis and other parts of this prospectus contain forward-looking statements that involve substantial risks and uncertainties, such as statements of our plans, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars.
Overview
          We develop, manufacture and commercialize innovative medical products that fight infection and inflammation. Our patented technology enables us to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating. We believe that this conversion enhances silver’s natural antimicrobial properties by providing for the sustained release of an increased quantity of positively-charged particles called ions. We believe that worldwide clinical usage of currently marketed products with our SILCRYSTtm coatings demonstrates that they meet important patient needs. We believe currently marketed wound care products with our nanocrystalline silver combat infection longer than other silver-based wound care products that we view as major competitors and offer a broader spectrum of antimicrobial activity than many topically applied antibiotics. In addition, our nanocrystalline silver structures have exhibited potent anti-inflammatory properties in preclinical studies. We produce our nanocrystalline silver as a coating for wound dressing products under the trademark SILCRYSTtm and as a powder for use as an active pharmaceutical ingredient, or API, which we refer to as NPI 32101. We are currently engaged in Phase 2 clinical trials of NPI 32101 which we believe may be useful for treating a wide range of infectious and inflammatory diseases.
          Advanced wound care products with our SILCRYSTtm coatings have received FDA clearance and approval of other regulators and are sold by Smith & Nephew plc, a global medical device company, in over 30 countries around the world, including the United States, under its Acticoattm trademark. Acticoattm products are used for a wide variety of wound types by hospitals, clinics, burn centers, doctors’ offices, home healthcare agencies and nursing homes. We work with Smith & Nephew to develop new Acticoattm wound care products with our SILCRYSTtm coatings. Smith & Nephew’s recently launched Acticoattm Moisture Control product resulted from these efforts. Smith & Nephew has reported that Acticoattm products were some of its fastest growing wound care products in 2004, with sales of approximately $39 million, an increase of approximately 47% over 2003. Since the introduction of the first of these products in 1998, Acticoattm wound care products have generated cumulative sales to end customers of over $118 million and generated cumulative revenue for us, excluding milestone payments, of over $50 million. Operating income from our wound care products, which we define as revenue (including milestone payments) less manufacturing costs and other expenses associated with wound care products, funds a large portion of our pharmaceutical development costs.
          Our results of operations currently depend substantially on Acticoattm product sales generated by Smith & Nephew, which is our only customer. Acticoattm products compete in the advanced wound care products market, which according to Frost & Sullivan, a market research firm, was an approximately $1.5 billion global market in 2004 and is projected to grow to approximately $3.1 billion by 2011. We believe that the demand for Smith & Nephew’s Acticoattm products with our SILCRYSTtm coatings is and will be driven in large part by demographic factors, including population aging, the incidence of medical conditions such as diabetes and obesity and the displacement of traditional wound care products that we believe are clinically less effective than products using our SILCRYSTtm coatings and by the introduction of Acticoattm products using our SILCRYSTtm coatings to new countries and for new applications. Smith & Nephew has reported that its sales of Acticoattm products were approximately $39 million in 2004, an increase of approximately 47% over 2003. In addition, Smith & Nephew has also reported that its sales of Acticoattm products were approximately $22 million for the six month period ended June 30, 2005, an increase of approximately 32% over the comparable period in 2004. Smith & Nephew has also reported that sales of Acticoattm products grew by 25% in the three months ended September 30, 2005 versus the comparable period in 2004.
          We are developing pharmaceutical products to extend our nanocrystalline silver technology to the treatment of dermatological and gastrointestinal conditions. Our lead pharmaceutical product candidate is a topical cream containing NPI 32101 for the treatment of dermatological conditions, such as atopic dermatitis. Atopic dermatitis is an inflammatory skin disease often complicated by secondary infection. In September 2004, we announced the results of a Phase 2 clinical trial for topical NPI 32101 in 224 adult patients with mild to moderate atopic dermatitis. In October 2005 we began enrollment in a second Phase 2 clinical trial for the treatment of mild to moderate atopic dermatitis in children and adolescents. We are also conducting preclinical research for the use of NPI 32101 for the treatment of gastrointestinal conditions. We believe our nanocrystalline silver technology may be used to create a variety of additional pharmaceutical products that can treat medical conditions characterized by both infection and inflammation. Our technology may be used to convert the microcrystalline structure of other noble metals, such as gold and platinum, into an atomically disordered nanocrystalline structure. We intend over time to continue our research with the objective of using our technology platform to enhance the recognized therapeutic effects of gold and platinum in the treatment of arthritis and cancer, respectively.
          We are a wholly owned subsidiary of The Westaim Corporation, a Canadian company incorporated in Alberta and the shares of which are listed on the Nasdaq National Market and the Toronto Stock Exchange. Westaim has provided us with financial, administrative and other support since our inception. We will continue to rely on Westaim for certain corporate and administrative services following the completion of this offering that Westaim will provide to us under a services agreement. See “Certain Relationships and Related Party Transactions— Relationship with Westaim.” Historically, we have reimbursed Westaim for its costs of providing (or, in certain cases, for its costs of paying a third party to provide) these corporate and administrative services to us and those costs have been reflected in our consolidated financial statements for the five years ended December 31, 2004 and the nine months ended September 30, 2004 and 2005. Similarly, we will be required to reimburse Westaim for the fully allocated cost of providing (or, in the case of services provided by third parties, for the amount paid to third parties to provide) these corporate and administrative services in the future pursuant to the services agreement. While the total amount we pay to Westaim for these services in the future will vary according to the amount of services provided, the amounts we will pay Westaim for these services will be intended, as in the past, to reimburse Westaim for its cost of providing these services or for paying a third party to provide those services.
          With limited exceptions, we do not maintain any insurance policies in our own name. Instead, Westaim provides insurance coverage to us under its policies, which cover Westaim and other entities it controls, and we expect to have this coverage for a period of at least 18 months after the closing of this offering, subject to the earlier termination of the services agreement or that portion of it relating to the provision of insurance to us by Westaim. We reimburse Westaim for the costs of that coverage under the arrangements described in the preceding paragraph. Once we are no longer covered by Westaim’s insurance policies, we will have to obtain our own insurance policies, which could result in increased costs or reduced insurance coverage.
          In the past, all of our external financing was provided by Westaim and we have relied upon Westaim for the ongoing financial support necessary to operate our business. Following this offering, Westaim does not intend to provide us any further financing or financial support and we will be entirely reliant on third parties for financing necessary to satisfy our cash needs. We do not have any lines of credit or other financing arrangements in place with banks or other financial institutions, and we do not anticipate that we will enter into any such arrangements in connection with this offering. We will likely require additional external financing in the future and there can be no assurance that we will be able to obtain additional financing as and when required, which would have a material adverse effect on our business. See “—Transactions with Westaim.”

          From 2000 through 2003, Westaim did not charge interest on shareholder advances from Westaim. Accordingly, interest expense for those years is substantially lower than it would have been had Westaim charged interest on all of our indebtedness during those periods.
          Since our inception in 1997 until May 2001, all of our revenues were derived from the sale of our products by us to end users. All of our revenues since May 2001 have been derived from sales to Smith & Nephew, which is currently our only customer. Under a license and development agreement, Smith & Nephew has the right to market, distribute and sell products with our SILCRYSTtm coatings for use on non-minor skin wounds and burns on humans worldwide, including improvements to those products, and any new products with our SILCRYSTtm coatings for non-minor skin wounds and burns on humans. The license we have granted to Smith & Nephew is exclusive, which means that we have agreed not to license the right to market, distribute or sell products with our SILCRYSTtm coatings for use on non-minor skin wounds and burns on humans to any other party. This exclusive right does not apply to other types of products that we may develop using our technology, such as the pharmaceutical products we are developing or SILCRYSTtm-coated implants. Smith & Nephew has agreed to pursue the development and commercialization of products with our SILCRYSTtm coatings in the market for silver-based products for non-minor skin wounds and burns on humans. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions. See “Business— Smith & Nephew Agreements” for additional information about our agreements with Smith & Nephew. We believe we have a very good relationship with Smith & Nephew. Any termination of or disruption in our agreements or relationship with Smith & Nephew would likely have a material adverse effect on our business and results of operations. See “—Risk Factors— Risks Related to Our Business and Industry— We are dependent on our relationship with Smith & Nephew” and “—Smith & Nephew is our only customer for all of our existing products.”
          Our revenues under our agreements with Smith & Nephew consist of manufacturing reimbursements, royalties, payments upon the achievement of specified milestones and reimbursement for costs incurred in connection with the development or improvement of SILCRYSTtm products covered by our agreements with Smith & Nephew. Smith & Nephew reimburses us for the full cost of manufacturing the products we sell to them, including certain direct costs such as direct material, direct labor, labeling, testing and packaging, and Smith & Nephew’s proportionate share of indirect costs related to the Acticoattm products relating to manufacturing and the manufacturing facilities, including administration, labor, rent, insurance, utilities, repairs and quality control. Our manufacturing costs are recorded both as offsetting expense and revenue items on the statement of operations upon shipment to Smith & Nephew. In addition, although we are required to fund the up-front costs of capital expenditures to acquire equipment used to manufacture Acticoattm products, we are entitled under our agreements to recoup those costs over time through reimbursement for depreciation expense. Smith & Nephew is not required to reimburse us for any costs incurred acquiring or improving owned real property, buildings or similar improvements. Smith & Nephew’s obligation to reimburse us in any calendar year for fixed costs that are within our control or the control of our affiliates (including Westaim), other than costs incurred at the request of Smith & Nephew, is capped at the greater of a fixed percent and the increase in the Canadian Consumer Price Index. We operate certain production equipment owned by Smith & Nephew at our Fort Saskatchewan facility, which represented approximately 40% of our total manufacturing capacity at September 30, 2005. We are not reimbursed for costs of developing products that are not covered by our agreements with Smith & Nephew, which include the pharmaceutical products we are developing.
          We receive royalty payments based upon Smith & Nephew’s sales of Acticoattm products. Our royalty revenue varies in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoattm products. In that regard, Smith & Nephew has authority to unilaterally determine the selling price for its Acticoattm products. Moreover, although Smith & Nephew has agreed to use reasonable commercial efforts to market its Acticoattm products, Smith & Nephew is not required to purchase any significant amount of products from us. We record our royalty revenues upon the sale of products by Smith & Nephew to its customers. In May 2004, in accordance with the agreements, the contractual royalty rate increased and from that date has remained and, under the terms of the agreements, is to remain constant for the life of the agreements, subject only to: (i) the possibility of a negotiated or arbitrator-awarded reduction in royalty rates on sales in countries where patent protection has been lost and a competing product is being sold that would have infringed our patent rights had they been in effect; (ii) the possibility of a negotiated reduction in royalty rates on sales of a particular Acticoattm product where Smith & Nephew does not realize industry standard margins on sales of such products; or (iii) a reduced royalty rate in respect of sales of Acticoattm products in certain countries, including the United States, upon the expiration of patent rights to our SILCRYSTtm coatings in such country. For additional information on the circumstances under which royalty rates may be reduced, see “Business— Smith & Nephew Agreements— License and Development Agreement.” With the exception of the expiration of certain patents beginning in 2014, we do not anticipate that any such reductions will occur in the foreseeable future.
          We receive milestone payments upon Smith & Nephew’s achievement of specified sales levels of Acticoattm products and upon the achievement of regulatory events specified in our agreements with Smith & Nephew. We earned a $1.0 million milestone payment in 2001 for the first sale of product in Europe and a $3.0 million milestone payment in 2003 for the receipt of a regulatory approval in Europe. We earned a $5.0 million sales milestone payment in the first quarter of 2004, another $5.0 million sales milestone payment in the third quarter of 2004 and a $5.0 million milestone payment during the third quarter of 2005. The maximum amount of milestone payments that we may receive under the Smith & Nephew agreements, including the $19.0 million of milestone payments we have already received, is $56.5 million. The timing and receipt of a milestone payment affects the comparability of period-to-period results and may have a material effect on financial results. For example, without the milestone payments we received in 2004, we would have reported a net loss of $8.7 million rather than net income of $1.3 million in 2004. Excluding milestone payments, our wound care product revenue for the nine months ended September 30, 2005 increased by 42% over the same period in 2004, by 75% in the year ended December 31, 2004 as compared to the year ended December 31, 2003 and by 58% in the year ended December 31, 2003 as compared to the year ended December 31, 2002.
          Smith & Nephew reimburses us for costs and expenses incurred in connection with approved research and development activities for the development of new products and improvements to existing products covered by our agreements with Smith & Nephew. Smith & Nephew is charged various hourly rates for the work performed along with an appropriate allocation of overhead.
          We bear all costs relating to our research and development activities for our prospective dermatological and other products. Operating income from our wound care products, which we define as revenue (including milestone payments) less manufacturing costs and other expenses associated with wound care products, funds a large portion of our pharmaceutical development costs. Research and development expenditures will increase in 2006 as we expand clinical and pre-clinical research into the pharmaceutical attributes of our noble metal nanocrystalline technology.
          We currently purchase most of our raw materials from single suppliers. The loss of any of these suppliers could result in a disruption in our production while we arrange for a replacement supplier. We mitigate the risk of loss of our key suppliers by maintaining sufficient inventory levels to continue production for approximately six months.
          Smith & Nephew reimburses us for certain costs of manufacturing Acticoattm products as described above. This reduces our susceptibility to changes in the price of raw materials and other manufacturing inputs.
          In the future, we may consider acquisitions of intellectual property or companies engaged in the development or production of drugs or devices to combat infection and inflammation. However, we currently have no agreements or understanding regarding any such acquisitions, and any acquisitions may require that we obtain additional financing.
          All payments under our agreements with Smith & Nephew are made to us in U.S. dollars. In calculating sales levels for milestone payments, and for other purposes under the agreements, sales by

Smith & Nephew in currencies other than the U.S. dollar are converted to the U.S. dollar based on the average exchange rate for the prior quarter.
Results of Operations

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(in thousands)
Wound care product revenue	$5,312	$8,404	$14,682	$9,733	$13,856
Milestone revenue(1)	–	3,000	10,000	10,000	5,000

Total revenue	$5,312	$11,404	$24,682	$19,733	$18,856
Manufacturing costs	$3,206	$4,430	$7,141	$4,639	$7,276
Gross margin excluding milestone revenue(2)	$2,106	$3,974	$7,541	$5,094	$6,580
Gross margin percent excluding milestone revenue(2)	39.6%	47.3%	51.4%	52.3%	47.5%

(1)	Certain milestone revenue may relate in part to sales activity in prior periods.

(2)	Gross margin excluding milestone revenue is equal to wound care product revenue minus manufacturing costs. Gross margin percent excluding milestone revenue is equal to gross margin excluding milestone revenue divided by wound care product revenue.

Nine Months Ended September 30, 2005 and September 30, 2004
          Revenue. Total revenue for the nine months ended September 30, 2005 was $18.9 million compared with $19.7 million for the nine months ended September 30, 2004. The decrease of $0.8 million is attributable primarily to $10.0 million in milestone revenue in the first nine months of 2004 compared to $5.0 million in the same period of 2005, which was offset in part by increased wound care product revenue in 2005. Wound care product revenue increased approximately 42% to $13.9 million for the nine months ended September 30, 2005 compared with $9.7 million in the same period of 2004. The $4.2 million improvement in wound care product revenue reflects increased orders from, and sales by, Smith & Nephew as their sales of Acticoattm products continued to grow. Milestone revenues for the nine months ended September 30, 2005 earned for the achievement of predetermined Smith & Nephew sales thresholds of Acticoattm products were $5.0 million compared to $10.0 million in the same period of 2004. One $5.0 million milestone payment was earned in the third quarter of 2005 and one $5.0 million milestone payment was earned in each of the first and third quarters of 2004.
          Manufacturing Costs. Manufacturing costs for the nine months ended September 30, 2005 were $7.3 million compared with $4.6 million for the nine months ended September 30, 2004. The increase of $2.7 million, or 57%, is attributable to higher production volumes of Acticoattm wound care products driven by increased orders from Smith & Nephew to support its Acticoattm sales growth.
          Gross Margin. Gross margin excluding milestone revenue for the nine months ended September 30, 2005 was $6.6 million or 47.5% compared to $5.1 million or 52.3% for the nine months ended September 30, 2004. This reduction in gross margin percent excluding milestone revenue is primarily the result of an increase in volume of lower margin Acticoattm products manufactured for, and sold by, Smith & Nephew in the nine months ended September 30, 2005 compared to the same period in 2004.
          Research and Development Costs. Research and development costs for the nine months ended September 30, 2005 were $5.8 million compared with $7.1 million for the nine months ended September 30, 2004. The decrease of $1.3 million from 2004 to 2005 is attributable to the Phase 2 dermatological clinical study that was undertaken in 2004.
          General and Administrative Costs. General and administrative costs for the nine months ended September 30, 2005 were $2.8 million compared with $2.9 million for the nine months ended September 30, 2004. The decrease of $0.1 million is primarily attributable to higher consulting costs in the 2004 period.

          Interest Expense. Interest expense was $2.6 million for the nine months ended September 30, 2005 compared with $2.4 million for the nine months ended September 30, 2004. Interest expense increased primarily because of increased borrowings from Westaim to finance our operations and capital projects, including additional manufacturing capacity.
          Income Taxes. Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. The income tax expense reported in our consolidated statements of operations is related to Canadian large corporations tax. We have net operating loss carry forwards for income tax purposes of approximately $23.9 million at September 30, 2005 compared with $23.6 million at September 30, 2004 that can be used to offset taxable income, if any, in future periods. These losses have been fully offset by valuation allowances, and expire at various times to the end of 2025, with $5.1 million expiring by 2012. We also have accumulated capital losses of approximately $2.1 million at September 30, 2005 compared with $2.0 million at September 30, 2004 as well as research and development tax credits of approximately $2.4 million at September 30, 2005 compared with $2.1 million at September 30, 2004, which will expire at various times until 2015.
          In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, and there can be no assurance when or if this will occur. Management will continue to provide a full valuation allowance until it determines that it is more likely than not the deferred tax assets will be realized.
          Our tax pools are subject to review and potential disallowance, in whole and in part, by the Canada Revenue Agency in Canada and the Internal Revenue Service in the United States upon audit of our federal income tax returns. We cannot predict the results of any such review.
          Furthermore, the amount of net operating loss carryovers, or NOLs, which may be used by us for U.S. federal income tax purposes in any future year could be limited by Section 382 of the Internal Revenue Code of 1986, as amended. In general, Section 382 would limit our ability to use NOLs for U.S. federal income tax purposes in the event of certain changes in ownership of our company, including as a result of sales of our common shares by Westaim and future offerings of common shares by us. If such limitations were triggered as a result of future shifts in ownership of us, combined with shifts in ownership that will occur as a result of the issuance of our common shares offered hereby, the use of our NOLs for U.S. federal income tax purposes would be limited. Any limitation of our use of NOLs could (depending on the extent of such limitation and the amount of NOLs previously used) result in us retaining less cash after payment of U.S. federal income taxes during any year in which we have taxable income (rather than losses) than we would be entitled to retain if such NOLs were available as an offset against such income for U.S. federal income tax reporting purposes. We do not expect the issuance of shares under this offering to trigger a material limitation on the use of our NOLs.
          For alternative minimum tax purposes in the United States, NOLs can be used to offset no more than 90 percent of alternative minimum taxable income, or AMTI. Thus, to the extent our NOLs are used to offset regular taxable income, if any, alternative minimum tax will still be required to be paid on 10 percent of AMTI at the alternative minimum tax rate of 20 percent.
          As noted elsewhere, we expect to incur losses on a quarterly and annual basis for the foreseeable future. Accordingly, we cannot predict when or if we will generate taxable income.

Years Ended December 31, 2004 and December 31, 2003
          Revenue. Total revenue for 2004 was $24.7 million compared with $11.4 million for 2003. The increase of $13.3 million from 2003 to 2004 is attributable to an increase in both wound care product revenue and milestone revenue. Wound care product revenue increased approximately 75% to $14.7 million for 2004 compared with $8.4 million for 2003. The $6.3 million improvement in wound care product revenue reflects increased orders from, and sales of Acticoattm products by, Smith & Nephew. Milestone revenues earned in

2004 were $10.0 million, compared to $3.0 million in 2003. One $5.0 million milestone payment was earned in each of the first and third quarters of 2004 for the achievement of predetermined Smith & Nephew sales thresholds of Acticoattm products and one $3.0 million milestone payment was earned in the first quarter of 2003 for the achievement of a regulatory approval in Europe.
          Manufacturing Costs. Manufacturing costs for 2004 were $7.1 million compared with $4.4 million for 2003. The increase of $2.7 million from 2003 to 2004 is attributable to higher production volumes for Acticoattm wound care products driven by increased orders from Smith & Nephew to support its Acticoattm sales growth.
          Gross Margin. Gross margin excluding milestone revenue for 2004 was $7.5 million or 51.4% compared to $4.0 million or 47.3% in 2003. The 4.1 percentage point increase in gross margin percent is primarily the result of manufacturing economies of scale related to increased volumes of Acticoattm products manufactured for, and sold by, Smith & Nephew.
          Research and Development Costs. Research and development costs for 2004 were $9.0 million compared to $5.7 million in 2003. The increase of $3.3 million is attributable to increased spending on dermatology research, including the Phase 2 clinical trials for NPI 32101 in 2004.
          General and Administrative Costs. General and administrative costs for 2004 were $3.9 million compared with $2.8 million for 2003. The increase of $1.1 million from 2003 to 2004 is attributable to increased costs resulting from the growth of the SILCRYSTtm coatings manufacturing operations and pharmaceutical research, of which $0.4 million is due to increased hiring and administrative costs relating to the wound care operations and $0.7 million is due to increased salaries, wages and consulting fees relating to pharmaceutical research and development.
          Interest Expense. Interest expense was $3.2 million in 2004 compared with $0.4 million in 2003. Interest expense increased by $2.8 million primarily because in 2003 Westaim did not charge interest on shareholder advances from Westaim, and, to a limited extent, because of increased borrowings from Westaim to finance our operations and capital projects, including additional manufacturing capacity. Accordingly, interest expense for 2003 was substantially lower than it would have been had interest been charged on all of our indebtedness to Westaim.

Years Ended December 31, 2003 and December 31, 2002
          Revenue. Total revenue for 2003 was $11.4 million compared with $5.3 million for 2002. The increase of $6.1 million from 2002 to 2003 is attributable to an increase of $3.1 million in wound care product revenue reflecting increased orders from, and sales of Acticoattm products by, Smith & Nephew, and the recognition of a $3.0 million milestone payment in 2003.
          Manufacturing Costs. Manufacturing costs for 2003 were $4.4 million compared with $3.2 million for 2002. The increase of $1.2 million from 2002 to 2003 is attributable to higher production volumes for Acticoattm wound care products driven by increased orders from Smith & Nephew to support its Acticoattm sales growth.
          Gross Margin. Gross margin excluding milestone revenue for 2003 was $4.0 million or 47.3% compared to $2.1 million or 39.6% in 2002. The 7.7 percentage point increase in gross margin percent is primarily the result of manufacturing economies of scale related to increased volumes of Acticoattm products manufactured for, and sold by, Smith & Nephew.
          Research and Development Costs. Research and development costs for 2003 were $5.7 million compared with $3.5 million in 2002. The increase of $2.2 million from 2002 to 2003 is primarily attributable to the costs of filing the investigational new drug application for NPI 32101 and the cost of Phase 1 safety studies for dermatology.
          General and Administrative Costs. General and administrative costs for 2003 were $2.8 million compared with $3.0 million for 2002.

          Interest Expense. Interest expense was $0.4 million in 2003 and was nominal in 2002. The expense relates to certain amounts borrowed from Westaim to finance our operations and capital projects including additional manufacturing capacity. In both years, Westaim did not charge interest on shareholder advances from Westaim. Accordingly, interest expense for 2003 and 2002 was substantially lower than it would have been had interest been charged on all of our indebtedness.
Liquidity and Capital Resources
          We have financed our operations since inception through various financing arrangements with Westaim and we have relied on Westaim for ongoing financial support necessary to operate our business. Following this offering, Westaim does not intend to provide us any additional financing or other financial support. We currently have no third party debt (other than debt owed to Westaim) or lines of credit or other financing arrangements in place with banks or other financial institutions and we do not anticipate entering into any such lines of credit or financing arrangements in connection with this offering. Accordingly, there can be no assurance that we will be able to obtain additional financing as and when required, which would have a material adverse effect on our business.
          The indebtedness to Westaim at September 30, 2005 comprised a term loan in the amount of $45.4 million, of which $39.4 million bore interest at 10% per annum and $6.0 million bore interest at 15% per annum. The loan has a five-year maturity and is secured by first or second liens on substantially all of our assets. Upon the occurrence of an event of default under the term loan, Westaim may demand the immediate repayment of all principal of and interest outstanding on the loan. In addition, upon certain change-of-control events related to us, all principal and interest outstanding on the loan will be immediately payable. If we were to fail to repay all principal and interest outstanding on the loan under either of these circumstances, Westaim could foreclose upon our assets that are pledged as collateral for the term loan. If this were to occur, we would have to amend or obtain waivers under our loan agreement with Westaim or obtain additional financing from a third party to refinance our indebtedness to Westaim. We can provide no assurance that we will be able to do so and any failure to do so would have a material adverse effect on us. We intend to use a portion of the proceeds from this offering to repay a portion of our outstanding indebtedness under the term loan, with repayment applied first against the higher interest-bearing portion of the loan. Because we will not repay the entire term loan with a portion of the net proceeds from this offering, Westaim has agreed to exchange any remaining debt for additional common shares. See “Prospectus Summary—The Offering.”
          At the end of the third quarter of 2005, we began construction of an expansion of our Fort Saskatchewan production facility with an estimated cost of approximately $5.7 million. We also intend to continue pharmaceutical product development and expect to have increased working capital requirements to the extent we are successful in increasing our revenues. In addition, we expect to have capital expenditures of approximately $2.0 million for pharmaceutical development capital equipment in 2006. Actual expenditures may vary from these estimates. We can provide no assurance if and when such capital expenditures will occur.
          At September 30, 2005, we had cash and cash equivalents of $0.4 million, as compared to $0.9 million at December 31, 2004 and $0.2 million at December 31, 2003. Cash is kept at minimum levels required to fund short-term activities. Prior to the offering, cash remaining after the satisfaction of working capital and capital expenditure requirements was used to reduce borrowings from Westaim.
          Cash (used in) provided from operations amounted to $(4.2) million and $1.3 million in the nine months ended September 30, 2005 and 2004, respectively, and was $4.8 million for the year ended December 31, 2004, $(2.2) million for the year ended December 31, 2003 and $(5.3) million for the year ended December 31, 2002. Cash from operations for the first nine months of 2005 did not include the $5.0 million milestone payment earned in the third quarter of 2005 which was received from Smith & Nephew in the fourth quarter of 2005. Cash from operations for the first nine months of 2004 included the receipt of the $5.0 million milestone payment earned in the first quarter of 2004, but did not include the $5.0 million milestone payment earned in the third quarter of 2004 which was received in the fourth quarter of 2004. Cash from operations for the year ended December 31, 2004 included the receipt of $10.0 million in milestone payments from Smith & Nephew in that year. In addition, $3.0 million in milestone payments were received in the year ended December 31, 2003. Cash (used in) provided from operations is primarily impacted by operating results and changes in working capital, particularly the timing of the collection of receivables from Smith & Nephew, inventory levels and the timing of payments to suppliers.
          Cash used in investing activities amounted to $3.4 million and $0.7 million in the nine months ended September 30, 2005 and 2004, respectively, and was $1.9 million for the year ended December 31, 2004, $1.4 million for the year ended December 31, 2003 and $1.8 million for the year ended December 31, 2002. In all periods the most significant use of cash is for capital expenditures, which were $3.3 million for the nine months ended September 30, 2005, $0.6 million for the nine months ended September 30, 2004, $1.8 million for the year ended December 31, 2004, $1.3 million for the year ended December 31, 2003 and $1.6 million for the year ended December 31, 2002. The increase in capital spending in the first nine months of 2005 compared to the same period in 2004 and for the year ended December 31, 2004 compared to fiscal 2003 is due to a major production expansion at our manufacturing facility in Fort Saskatchewan, Alberta which was completed in the first half of 2005. A further production expansion at our Fort Saskatchewan facility, which has an estimated cost of $5.7 million, is expected to be completed in early 2007.
          Cash provided from (used in) financing activities is entirely the result of changes in the amount of indebtedness to Westaim. Funding from (repayments to) Westaim amounted to $7.1 million for the first nine months of 2005 compared to $(0.2) million for the first nine months of 2004, $(1.9) million for the year ended December 31, 2004, $3.3 million for the year ended December 31, 2003 and $2.2 million for the year ended December 31, 2002. Funding from Westaim was impacted by our operating results, working capital changes and capital expenditures. In 2004 we were able to repay $1.9 million to Westaim due to the receipt of a total of $10.0 million in milestone payments from Smith & Nephew.
          We expect to continue to make significant investments in our product pipeline, particularly in clinical trials of NPI 32101 and in our effort to prepare for regulatory approval and commercial launch of new products. Consequently, we expect to incur losses on a quarterly and annual basis for the foreseeable future as we continue to develop and commercialize existing and future products. We also expect to incur increased general and administrative expenses in the future, due in part to the legal, accounting, insurance and other expenses that we will incur as a result of being a public company, and expenses related to filing, prosecution, defense and enforcement of patent and other intellectual property rights.
          We expect that the net proceeds from this offering, together with our available cash resources, will be sufficient to support our operations, including the expansion of our Fort Saskatchewan production facility that began at the end of the third quarter of 2005, the hiring of additional employees and our pharmaceutical product development initiatives, including additional pharmaceutical development capital equipment, for at least the next 18 months. As a result, we anticipate that we will be required to obtain additional financing in the future, including to fund any product launch of a cream containing NPI 32101. Moreover, if our cash resources are insufficient to satisfy our liquidity requirements or if we decide to pursue new product development initiatives, collaborations, acquisitions or strategies, we may be required to obtain additional financing within the next 18 months, based on internal cash flow projections. We may seek to raise additional financing through the sale of equity, equity-related or debt securities or loans. The sale of additional equity or equity-related securities may result in additional dilution to our shareholders. Debt financing will expose us to risks of leverage, including the risk that we may be unable to pay the principal of and interest on our indebtedness when due, and that we may be required to pledge our assets as collateral for any debt financing that we obtain. Moreover, additional financing may not be available at times, in amounts or on terms acceptable to us or at all, particularly because we have granted a first priority security interest in certain critical patents and other intellectual property to Smith & Nephew as described under “Business— Smith & Nephew Agreements— Security Trust Agreement and Trust Indenture.” If we are unable to obtain additional financing as and when required, we may be forced to reduce the scope of, or delay or eliminate, some or all of our planned research, development and commercialization activities and we may also be required to reduce the scale of our operations, any of which could have a material adverse effect on our business. The adequacy of our available funds to meet future operating and capital requirements will depend on many factors, including the number, breadth and prospects of our discovery and development programs and the costs and timing of obtaining regulatory approvals for any of our product candidates.
          Other than as described above and elsewhere in this prospectus, no significant change has occurred in our financial condition or results of operations since September 30, 2005.
Contractual Commitments and Obligations at September 30, 2005
          The table below reports commitments and obligations that have been recorded on our consolidated balance sheet as of September 30, 2005. Certain other obligations and commitments, while not required under GAAP to be included in the consolidated balance sheets, may have a material impact on liquidity. These items, all of which have been entered into in the ordinary course of business, are also included in the table below in order to present a more complete picture of our financial position and liquidity.

	Cash Payments Due by Period

	Less than			More than
	1 yr.	1-3 yrs.	3-5 yrs.	5 yrs.	Total

	(in millions)
Consolidated Obligations and Commitments as of September 30, 2005:
Due to Westaim(1)
Term loan	$–	$–	$45.4	$–	$45.4
Future interest on amounts due to Westaim (at an average interest rate of 10.7%)	4.8	9.7	9.3	–	23.8

	4.8	9.7	54.7	–	69.2
Due to third parties	3.5	–	–	–	3.5
Facilities operating leases:
Westaim	0.5	1.0	1.0	2.1	4.6
Third parties	0.5	0.9	0.4	–	1.8
Purchase obligations:
Capital	0.1	–	–	–	0.1
Operations	1.4	–	–	–	1.4

Total obligations and commitments	$10.8	$11.6	$56.1	$2.1	$80.6

(1)	The term loan has a five-year maturity and bears interest at rates of either 10% or 15% per year. The principal of and interest on the term loan are payable in Canadian dollars, and the amounts in the forgoing table are calculated upon the basis of an exchange rate of U.S.$1.00 = C$1.1607.
Transactions with Westaim
          In addition to having been financed by Westaim, we utilize certain corporate and administrative services from Westaim and we pay rent and operating expenses on our manufacturing facility in Fort Saskatchewan, Alberta to Westaim. The total cost of these services and our rent and operating expenses was $1.5 million for the nine months ended September 30, 2005, $1.2 million for the nine months ended September 30, 2004, $1.7 million in 2004, $1.6 million in 2003 and $0.9 million in 2002. We have historically reimbursed Westaim for the cost of providing (or, in certain cases, for the cost of paying a third party to provide) these services to us. These services have included insurance and risk management, cash management, legal, human resources, payroll processing, environmental, health and safety, tax and accounting and intellectual property licensing services. These costs have been reflected in our consolidated financial statements. After this offering, Westaim will supply these services to us pursuant to a services agreement. This agreement will generally provide that we are to reimburse Westaim for the fully allocated costs of providing (or for the cost of paying a third party to provide) those services. As a result, although the total amount we pay for these services will vary with the amount of services provided by Westaim, we believe that our future costs for these services will be determined on substantially the same basis as in the past.
          With limited exceptions, we do not maintain any insurance policies in our own name. Instead, Westaim provides insurance coverage to us under its policies, which cover Westaim and other entities it controls, and we expect to have this coverage for a period of at least 18 months after the closing of this offering, subject to the earlier termination of the services agreement or that portion of it relating to the provision of insurance to us by Westaim. We reimburse Westaim for the costs of that coverage under the arrangements described in the preceding paragraph. In the event we are no longer covered by Westaim’s insurance policies, we would have to obtain our own insurance policies, which could result in increased costs or reduced insurance coverage.
          The Fort Saskatchewan building which houses our manufacturing operations and certain research facilities is owned by Westaim and leased to us at a rate which, in management’s view, approximates the current market rate, plus actual operating costs. See “—Off-Balance Sheet Commitments as of September 30, 2005.”
          For further information on the foregoing agreements and other agreements with Westaim, see “Certain Relationships and Related Party Transactions-Relationship with Westaim.”
Off-Balance Sheet Commitments as of September 30, 2005
          As of September 30, 2005, our future minimum commitments and contractual obligations included two facilities operating leases. These items are not required to be recorded on our balance sheet under GAAP. They are disclosed in the table presented above and described more fully in the following paragraphs in order to provide a more complete picture of our financial position and liquidity as of September 30, 2005.
          Our Fort Saskatchewan, Alberta facility is rented from Westaim. On July 1, 2005, we entered into a lease agreement formalizing the previous rental terms and conditions. Of the 71,136 square feet of manufacturing, laboratory and office space, 63,006 square feet is subject to an initial term of 10 years, expiring in 2015. All leased space is subject to successive additional five year renewal terms expiring in 2025, at renewal rates equal to the greater of fair market value or existing base rent plus Alberta CPI (Consumer Price Index) increases since the last rent was determined. Our future minimum commitments under the Fort Saskatchewan, Alberta lease are $0.5 million for each of the years 2005 to 2015.
          Our Wakefield, Massachusetts offices and laboratory facility are leased from a third party. The lease term began on July 27, 2001 and will expire on July 30, 2009. There are options to extend for two terms of five years each. Our future minimum commitments under the Wakefield, Massachusetts lease are $0.4 million for each of the years 2005 to 2009 and are included in the table above.
          In the normal course of operations, we may provide indemnifications that are contractual terms to counterparties in transactions such as purchase and sale agreements, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events, such as litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of the indemnification agreements will vary based upon the agreement, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. Historically, we have not made any payments under such indemnifications and no amounts have been accrued in the consolidated financial statements with respect to these indemnification guarantees. In addition, in connection with this offering, we have entered into indemnification agreements with our officers and directors. See “Description of Share Capital— Limitation of Liability and Indemnification of Directors and Officers.”
Quantitative and Qualitative Disclosures about Market Risk
          We are exposed to various market risks, including variability in currency exchange rates. The Smith & Nephew sales revenues on which our royalty and milestone revenues are determined are reported to us in U.S. dollars. Sales by Smith & Nephew in other currencies will result in fluctuations in their revenue as reported in U.S. dollars. The Smith & Nephew contracts ensure recovery of certain manufacturing costs, which reduces our susceptibility to production cost variances resulting from foreign exchange fluctuations. Our accounts receivable from Smith & Nephew are denominated in U.S. dollars and our indebtedness to Westaim is denominated in Canadian dollars. The functional currency that we use for accounting purposes is the Canadian dollar and as a result accounts receivable and other liabilities recorded in Canadian dollars are exposed to changes in the exchange rate between the Canadian and U.S. dollars until these receivables are collected. We do not maintain derivative instruments to mitigate our exposure to fluctuations in currency exchange rates.
          We are exposed to currency risks as a result of our export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency. For 2004, a 1.0% increase in the exchange rate from the United States dollar to the Canadian dollar (meaning a 1% appreciation in the value of the United States dollar compared to the Canadian dollar) would have increased earnings before income taxes by less than $0.1 million. Conversely, a 1.0% decrease in the exchange rate would have decreased 2004 earnings before taxes by a similar amount.
Critical Accounting Policies and Significant Judgments and Estimates
          Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate estimates and judgments, including those related to revenue recognition, inventory valuation, and useful lives of capital and intangible assets. Estimates are based on historical experience and on various other factors that are believed to be appropriate under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources and the methodology is consistent with prior years. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition
          We recognize revenue from the sale of products based upon our licensing and supply agreements with Smith & Nephew in accordance with GAAP. The agreements provide for reimbursements of manufacturing costs and research and development costs, and for royalties and milestone payments. We recognize manufacturing cost reimbursement as revenue upon shipment of product from our manufacturing facility.
          The agreements also provide for royalties to be paid to us. We record our royalty revenues upon the sale of products by Smith & Nephew to its customers. We are also eligible to earn additional royalties when specified gross margin thresholds have been achieved by Smith & Nephew. Additional royalties are recognized by us in the period of sale by Smith & Nephew to its customers.
          Revenue also includes reimbursement for costs and expenses incurred in connection with the development of new products and improvements to products covered by our agreements with Smith & Nephew. Our employees may perform work for Smith & Nephew to develop new products and the revenue from such work is recognized in the period the work is performed. Smith & Nephew is charged various hourly rates for the work performed along with an appropriate allocation of overhead.
          Milestone payments are recognized as revenue when Smith & Nephew achieves the agreed sales levels or receives the agreed regulatory approvals.

Research and Development Costs
          The cost of materials and equipment that are acquired or constructed for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) are expensed as research and development costs at the time the costs are incurred. Research and development expenditures, which include the cost of materials consumed in research and development activities, salaries, wages and other costs of personnel engaged in research and development, costs of services performed by others for research and development on behalf of us, depreciation on equipment used for research and development and indirect costs are expensed as research and development costs when incurred. We have made, and continue to make, substantial investments in research and development activities to expand our product portfolio and grow our business.

Income Taxes
          We use the assets and liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that, in the opinion of management, is more likely than not to be realized. The effect of changes in tax rates is recognized in the year in which the rate change occurs. Changes to these interpretations could have a material effect on income tax provisions in future periods.

Intangible Assets
          Our definite life intangible assets consist of the prosecution and application costs of patents and trademarks and are amortized on a straight-line basis over their estimated useful lives to a maximum of 10 years. The cost of maintaining patents and trademarks are expensed as incurred. We assess the carrying value of definite life intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Any impairment in the carrying value is charged to expense in the period that impairment has been determined.

Translation of Foreign Currencies
          Our functional currency is the Canadian dollar. The functional currency of our wholly owned subsidiary, NUCRYST Pharmaceuticals Inc., is the United States dollar. The balance sheet accounts of the subsidiary are translated into Canadian dollars at the period end exchange rate, while income, expense and cash flows are translated at the average exchange rate for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive loss in shareholder’s deficit. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than our functional currency, are included in the consolidated statement of operations. We use the U.S. dollar as our reporting currency to be consistent with other companies in our industry peer group. The Canadian functional currency consolidated financial statements are translated to the U.S. dollar reporting currency using the current rate method of translation.

          The following table summarizes the foreign exchange rates used in the preparation of our consolidated financials statements using period end and period average noon buying rates reported by the U.S. Federal Reserve Bank of New York stated as the number of Canadian dollars to one U.S. dollar. High and low noon buying rates for each period are also included.

Year Ended December 31,	Period End Rate	Period Average Rate	High Rate	Low Rate

2000	1.4995	1.4855	1.5600	1.4350
2001	1.5925	1.5485	1.6023	1.4933
2002	1.5800	1.5704	1.6128	1.5108
2003	1.2923	1.4008	1.5750	1.2923
2004	1.2034	1.3017	1.3970	1.1775
Nine Months Ended September 30,

2004	1.2648	1.3285	1.3970	1.2648
2005	1.1607	1.2238	1.2703	1.1607
Monthly 2005

January	1.2396	1.2248	1.2422	1.1982
February	1.2295	1.2401	1.2562	1.2294
March	1.2094	1.2160	1.2463	1.2017
April	1.2568	1.2359	1.2568	1.2146
May	1.2512	1.2555	1.2703	1.2373
June	1.2256	1.2402	1.2578	1.2256
July	1.2257	1.2229	1.2437	1.2048
August	1.1893	1.2043	1.2185	1.1888
September	1.1607	1.1777	1.1880	1.1607

Stock Based Compensation
          We measure compensation expense using the intrinsic value based methodology for share options granted to directors and employees and, in accordance with SFAS 123, provide pro forma disclosure of compensation expense for all outstanding options issued by us as if the fair value methodology had been applied.
          Determining the fair value of our shares requires the making of complex and subjective judgements. We are presently a wholly owned subsidiary of Westaim, a company whose common shares are listed on the Toronto Stock Exchange and the Nasdaq National Market. The fair value of our common shares has been determined contemporaneously with the grant of options and has been calculated quarterly by Westaim since 1998 using a methodology approved by Westaim’s Board of Directors as described below. This value has been used to determine the exercise price of our options issued in the three month period following the date of calculation. Westaim’s approach to valuation has generally been consistent since the inception of our stock option plan in 1998.
          From August 31, 1998 until December 31, 2004, the valuation of our shares was based on the three month weighted average trading price of Westaim’s common shares on the Nasdaq National Market and the Toronto Stock Exchange as attributed to each of Westaim’s principal business units by the published research reports of the independent financial analysts following Westaim’s performance. These reports attributed a target share price for Westaim shares and a target value for each of Westaim’s business units including our company.
          Since December 31, 2004, our fair value has been based on the midpoint of the values calculated determined by using the following two methodologies: (i) the valuation methodology based on independent research reports discussed above; and (ii) a methodology based on our budgeted 2005 earnings before interest, taxes, depreciation and amortization, or EBITDA, from our wound care products times a multiple we believe to be typical for similar businesses.
          From August 31, 1998 to date, the fair value as determined above was reduced by our indebtedness to Westaim at the valuation date and was discounted by a nominal 10% to account for the illiquidity of our shares. There is inherent uncertainty in making these determinations of fair value.
          In the twelve month period from October 1, 2004 to September 30, 2005, we issued options to purchase 89,655 common shares with a weighted average exercise price of CDN $4.45, amounting to 0.9% of our outstanding common shares, primarily to new employees including two new executive officers. No directors and no other officers were granted options during this period. The number of our employees increased 38% in the twelve months ended September 30, 2005 from 94 at September 30, 2004 to 130 at September 30, 2005. The reasons for the difference between the weighted average exercise price of CDN $4.45 for options issued in the 12 months ending September 30, 2005 and the public offering price per common share set forth on the cover page of this prospectus are as follows:

•	As a wholly owned subsidiary of Westaim, our shares have not been liquid. In contrast, the expected offering price reflects, among other things, the trading of our shares on the highly liquid Nasdaq National Market and Toronto Stock Exchange.

•	Our share price in the past reflected the risk related to our reliance upon Westaim for funding and the uncertainty of the terms of that funding.

•	The elimination of indebtedness to Westaim resulting from the public offering will significantly reduce our interest expense. Furthermore, our significant indebtedness to Westaim is secured by substantially all of our assets, and the elimination of this indebtedness with the proceeds of this offering will eliminate Westaim’s liens on this collateral.

•	Our product revenue in the quarter ended September 30, 2005 increased 62.5% over the same quarter in 2004 and in the third quarter of 2005 we recorded $5 million in milestone revenue related to Smith & Nephew’s sales of Acticoattm products. We completed an expansion of our new manufacturing capacity in the third quarter of 2005, which is expected to increase our production capacity and, at the end of the third quarter of 2005, we began work to further expand manufacturing capacity, which is expected to be completed in early 2007.

•	In November 2005 we announced favorable results of a pharmacokinetic clinical study in adults with atopic dermatitis treated with NPI 32101 and we announced favorable results of a tolerance study in children treated with NPI 32101. We also announced the commencement of our second, and larger, Phase 2 clinical study of NPI 32101 in children and adolescents with atopic dermatitis.

•	We have grown our intellectual property platform with six new US patents/ applications issued, allowed or applied for since January 1, 2005. Our employee levels to support our increased manufacturing and research and development activity have increased by 41% since December 31, 2004 to 130 employees as of September 30, 2005 and we have recently strengthened our senior management team with the addition of a chief financial officer in April 2005 and a vice president of operations in July 2005.
Recently Issued Accounting Standards

FASB Statement No. 123(R) “Share-Based Payment”
          On December 16, 2004, the FASB issued FASB Statement No. 123(R) “Share-Based Payment.” To assist in the implementation of SFAS 123(R), the FASB issued in August, 2005 FSP SFAS No. 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)” and in October, 2005 FSP SFAS No. 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”. We will adopt SFAS 123(R) and its related guidance in fiscal 2006. We do not expect the impact of this Statement to be material.

FASB Statement No. 151 “Inventory Costs”
          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. We do not expect the impact of this Statement to be material.

FASB Statement No. 153 “Exchanges of Non-monetary Assets”
          In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substances. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. We do not expect the impact of this Statement to be material.

FASB Statement No. 154 “Accounting Changes and Error Corrections”
          In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces AFB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements— An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe that the adoption of this statement will not have a material effect on our financial condition or results of operations.

EITF 03-1
          In March 2004, the EITF reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The FASB, at its June 29, 2005 Board meeting, decided not to provide additional guidance on the meaning of other-than-temporary impairment, but instead issued proposed FASB Staff Position (“FSP”) EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1”, as final, superseding EITF 03-1 and EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”. The final FSP, retitled FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1”), would be applied prospectively and the effective date would be reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 is not expected to have a material impact on our results of operations and financial condition.

FASB Exposure Draft “Fair Value Measurements”
          In June 2004, the FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005. We do not expect the impact of this proposed standard to be material.

FASB Exposure Draft “Business Combinations”
          In June 2005, the FASB published an exposure draft containing proposals to change the accounting for business combinations. The proposed standards would replace the existing requirements of the FASB’s Statement No. 141, “Business Combinations”. The proposals would result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. Additionally, the proposals would result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition being recognized generally as expenses when incurred rather than capitalized as part of the business combination. The FASB also published an Exposure Draft that proposes, among other changes, that noncontrolling interests be classified as equity within the consolidated financial statements. The FASB’s proposed standard would replace Accounting Research Bulletin No. 51, “Consolidated Financial Statements”. We do not expect the impact of this proposed standard to be material.

FASB Exposure Draft “Accounting for Uncertain Tax Positions”
          On July 14, 2005, the FASB published an exposure draft entitled Accounting for Uncertain Tax Positions— an interpretation of FASB Statement No. 109. The proposed interpretation is intended to reduce the significant diversity in practice associated with recognition and measurement of income taxes by establishing consistent criteria for evaluating uncertain tax positions. We do not expect the impact of this proposed interpretation, if it becomes effective in its current form, will be material.

BUSINESS
Overview
          We develop, manufacture and commercialize innovative medical products that fight infection and inflammation. Our patented technology enables us to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating. We believe that this conversion enhances silver’s natural antimicrobial properties by providing for the sustained release of an increased quantity of positively-charged particles called ions. We believe that worldwide clinical usage of currently marketed products with our SILCRYSTtm coatings demonstrates that they meet important patient needs. We believe currently marketed wound care products with our nanocrystalline silver combat infection longer than other silver-based wound care products that we view as major competitors and offer a broader spectrum of antimicrobial activity than many topically applied antibiotics. In addition, our nanocrystalline silver structures have exhibited potent anti-inflammatory properties in preclinical studies. We produce our nanocrystalline silver as a coating for wound dressing products under the trademark SILCRYSTtm and as a powder for use as an active pharmaceutical ingredient, or API, which we refer to as NPI 32101. We are currently engaged in Phase 2 clinical trials of NPI 32101, which we believe may be useful for treating a wide range of infectious and inflammatory diseases.
          Advanced wound care products with our SILCRYSTtm coatings have received FDA clearance and approval of other regulators for over 30 countries around the world and are sold by Smith & Nephew plc, a global medical device company, under its Acticoattm trademark. Acticoattm products are used for a wide variety of wound types by hospitals, clinics, burn centers, doctors’ offices, home healthcare agencies and nursing homes. We work with Smith & Nephew to develop new Acticoattm wound care products with our SILCRYSTtm coatings. Smith & Nephew’s recently launched Acticoattm Moisture Control product resulted from these efforts. Acticoattm products compete in the advanced wound care products market, which according to Frost & Sullivan, a market research firm, was an approximately $1.5 billion global market in 2004 and is projected to grow to approximately $3.1 billion by 2011. Smith & Nephew has reported that Acticoattm products were some of its fastest growing wound care products in 2004, with sales of approximately $39 million, an increase of approximately 47% over 2003. Since the introduction of the first of these products in 1998, Acticoattm wound care products have generated cumulative sales to end customers of over $118 million and generated cumulative revenue for us, excluding milestone payments, of over $50 million. Operating income from our wound care products, which we define as revenue (including milestone payments) less manufacturing costs and other expenses associated with wound care products, funds a large portion of our pharmaceutical developments.
          We are developing pharmaceutical products to extend our nanocrystalline silver technology to the treatment of dermatological and gastrointestinal conditions. Our lead pharmaceutical product candidate is a topical cream containing NPI 32101 for the treatment of dermatological conditions, such as atopic dermatitis. Atopic dermatitis is an inflammatory skin disease often complicated by secondary infection. In September 2004, we completed a Phase 2 clinical trial for topical NPI 32101 in 224 adult patients with mild to moderate atopic dermatitis. In October 2005 we began enrollment in a second Phase 2 clinical trial for the treatment of mild to moderate atopic dermatitis in children and adolescents. We are also conducting preclinical research for the use of NPI 32101 for the treatment of gastrointestinal conditions. We believe our nanocrystalline silver technology may be used to create a variety of additional pharmaceutical products that can treat medical conditions characterized by both infection and inflammation. Our technology may be used to convert the microcrystalline structure of other noble metals, such as gold and platinum, into an atomically disordered nanocrystalline structure. We intend over time to continue our research with the objective of using our technology platform to enhance the recognized therapeutic effects of gold and platinum in the treatment of arthritis and cancer, respectively.
          We are a wholly owned subsidiary of The Westaim Corporation, a Canadian company incorporated in Alberta and the shares of which are listed on the Nasdaq National Market and the Toronto Stock Exchange. Westaim traces its roots to the research and development operations of its predecessor parent corporation, a Canadian metals company. In the early 1990s, we began experimenting with the application of nanotechnology to silver with significant funding from the Canadian federal and Alberta provincial governments. These efforts ultimately led to the creation and development of our SILCRYSTtm coatings and our NPI 32101 API for pharmaceutical formulations.
Our Nanocrystalline Technology
          Silver, platinum and gold, which are elements of the noble metals group, have long been known to have medicinal properties. For example, platinum is the primary active ingredient in cisplatin, a prominent cancer drug. Similarly, gold is the active agent in some treatments for rheumatoid arthritis. We selected silver as the first noble metal for the application of our proprietary nanotechnology based on silver’s antimicrobial properties. Although silver’s medicinal properties have been well known for centuries, we believe its use in its microcrystalline form has been limited due to its slow release of relatively small quantities of silver ions and the widespread use of antibiotics. Silver is composed of large microcrystals, usually of one or two microns in diameter or greater. These microcrystals dissolve slowly, thereby limiting the rate and amount of silver released over time. By converting silver’s microcrystalline structure into an atomically disordered nanocrystalline structure, we believe that we enhance silver’s release and efficacy characteristics and thereby make it a more effective antimicrobial agent.
          Antibacterial agents inhibit or kill bacterial cells by attacking one of the bacterium’s structures or processes. Common targets are the bacterium’s outer shell (called the “cell wall”) and the bacterium’s intracellular processes that normally help the bacterium grow and reproduce. However, since a particular antibiotic typically attacks one or a limited number of cellular targets, any bacteria with a resistance to that antibiotic’s killing mechanism could potentially survive and repopulate the bacterial colony. Over time, these bacteria could make resistance or immunity to this antibiotic widespread. Unlike antibiotics, silver has been shown to simultaneously attack several targets in the bacterial cell and therefore it is thought to be less likely that bacteria would become resistant to all of these killing mechanisms and thereby create a new silver-resistant strain of bacteria. This may be the reason that bacterial resistance to silver has not yet been widely observed despite its centuries-long use. This can be particularly important in hospitals, nursing homes and other healthcare institutions where patients are at risk of developing infections. As a result, we believe that our nanocrystalline silver fulfills a large unmet need for effective, locally administered antimicrobial products that are not as susceptible to bacterial resistance.
          Our SILCRYSTtm coatings exhibit rapid antimicrobial activity, killing many organisms within 30 minutes of application, which is faster than many other commercially-available forms of antimicrobial silver. These organisms include gram positive and gram negative bacteria, including some antibiotic resistant strains in both classes, as well as fungi and yeast. We have designed our SILCRYSTtm coatings to provide sustained antimicrobial activity for up to seven days.
          We have demonstrated in non-clinical studies that our nanocrystalline silver exhibits anti-inflammatory properties in three ways. It suppresses two naturally occurring inflammatory agents, specifically IL-12b and TNFα, and reduces the level of a naturally occurring enzyme called MMP-9. While helpful at the correct levels, excessive amounts of these substances are associated with inflammation. In addition, it increases the natural cell death of certain inflammatory cells, specifically polymorphonuclear leukocytes, or PMNs. We believe these mechanisms of action are an important reason for our nanocrystalline silver’s potent anti-inflammatory properties and that these properties are not shared by microcrystalline silver.
          Our manufacturing technology is based on a physical vapor deposition, or PVD, process called magnetron sputtering. The process begins by bombarding silver with positive ions to liberate, or sputter, nanosized silver-containing particles. These nanosized silver-containing particles are then re-condensed to form new atomically disordered nanocrystalline structures on various materials, called substrates. For example, we use high-density polyethylene as the substrate for some of our non-adherent wound care dressings.
          While the PVD process is generally used to produce films or continuous coatings, we have developed methods to coat inert substrates and also have developed a method to produce our nanocrystalline silver in powder form for use as an API in pharmaceutical products. This powder consists of aggregates of silver nanocrystals and forms the basis of our API, which can be delivered in various pharmaceutical formulations, such as creams, gels, liquids, tablets, capsules, suppositories and aerosols, for treating a variety of infectious or inflammatory conditions, which are both present in some cases.
Our Competitive Strengths
          We believe we have built one of the leading companies focused on using silver for the treatment of serious medical conditions by integrating those capabilities that are essential to compete effectively in our markets. Our competitive strengths include:

Proprietary Technology Platform
          We use our proprietary technology platform to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline structure. We believe our nanocrystalline silver has potent antimicrobial and anti-inflammatory properties. We have developed and received regulatory approval for four advanced wound care products based on our nanocrystalline technology, all of which are marketed by Smith & Nephew under its Acticoattm trademark. We are developing new wound care products using our SILCRYSTtm coatings. Additionally, we are developing pharmaceutical products with our nanocrystalline technology. For example, we are engaged in the clinical study of a topical cream for the treatment of serious skin diseases, including atopic dermatitis. In addition, our technology may be used to convert the microcrystalline structure of other noble metals, such as gold and platinum, into an atomically disordered nanocrystalline structure. We intend over time to continue our research with the objective of using our technology platform to enhance the recognized therapeutic effects of gold and platinum in the treatment of arthritis and cancer, respectively.

Intellectual Property
          We have developed an intellectual property portfolio that we believe provides strong protection for a broad range of uses of our technology in medical settings as well as other potential applications. Our patents cover compositions of matter including antimicrobial materials, anti-inflammatory materials, and medical devices and pharmaceutical compositions incorporating such materials, independent of the manner in which they are made or used. Our patents also cover methods of manufacture, use and treatment. We have been issued patents in important target markets, including the United States, the European Union, Australia, Canada, China and Japan. Our patent portfolio currently comprises 14 patents and 23 pending patent applications in the United States and 59 corresponding patents and 39 corresponding patent applications in the other major markets around the world. Our intellectual property also includes trade secrets. We believe that we are the only company worldwide commercializing products utilizing atomically disordered nanocrystalline noble metals and that any company doing so would be violating our patents.

Long-Term Agreements with Smith & Nephew
          Smith & Nephew markets, distributes and sells wound care products with our SILCRYSTtm coatings under its Acticoattm trademark in over 30 countries. Smith & Nephew plc is a global medical device company, with total reported sales of approximately $2.3 billion in 2004 and a substantial advanced wound care sales force. Smith & Nephew has agreed to pursue the development and commercialization of products with our SILCRYSTtm coatings in the market for silver-based products to treat non-minor skin wounds and burns on humans. Our long-term agreements with Smith & Nephew, which expire in 2026, give us the benefits of Smith & Nephew’s leading worldwide marketing and distribution network, product development expertise and global regulatory capability. Since our introduction of Acticoattm products in 1998, we believe that the Acticoattm brand has become well known to burn and wound care clinicians in major markets around the world.

Development Expertise
          Our development team of 28 scientists, engineers and technicians has the expertise to move products from conception through development, clinical trials, regulatory approvals and commercial launch. Seven of our team members have Ph.D.s and significant experience in materials science, pharmacology formulation, process development, microbiology, immunology, analytical chemistry, drug delivery and clinical research. Our senior clinical and regulatory staff has 57 combined years of pharmaceutical industry experience with us and other companies and have been involved in clinical studies and/or registration projects for numerous different drugs, 14 of which have been approved and marketed in the United States. Prior to our relationship with Smith & Nephew, we developed and received FDA clearance for several products regulated as medical devices, four of which we marketed in the United States. Our success with wound care products with our SILCRYSTtm coatings demonstrates our ability to create, develop and manufacture products addressing important medical needs.

Advanced Manufacturing Capability
          We operate a state-of-the-art manufacturing facility in Fort Saskatchewan, Alberta. Our flexible manufacturing capabilities allow us to shift production among the different Acticoattm products with SILCRYSTtm coatings to adapt to customer demand. Because our production facilities are modular and our processes are scalable, we can easily increase production capacity, subject to obtaining any required regulatory approvals. In response to growing demand for our wound care products generated by Smith & Nephew, we have begun construction of an expansion of our manufacturing capacity at our Fort Saskatchewan facility and expect this additional capacity to be operational in early 2007.
Our Growth Strategy

Support and Extend Smith & Nephew’s Acticoattm Product Line
          We intend to maintain our position as a leader in advanced wound care technology by continuing to work with Smith & Nephew to expand and improve its Acticoattm product line and by developing new Acticoattm products. We expect that these new Acticoattm products will be based on our nanocrystalline silver technology. For example, we worked with Smith & Nephew to develop Acticoattm Moisture Control Dressing for the treatment of wounds with light to moderate exudates. The Acticoattm Moisture Control Dressing exemplifies our ability to successfully work with Smith & Nephew to bring to market new innovative products.

Develop New Products Aimed at Large Markets with Unmet Medical Needs
          We are combining our expertise and our intellectual property portfolio to expand the application of our nanocrystalline technology. Our immediate objective is to develop nanocrystalline silver-based products that will leverage our success in wound care into the treatment of other medical conditions. We are focusing our current development activities on two areas:

•	dermatology, including treatments for atopic dermatitis, psoriasis and acne; and

•	gastrointestinal diseases, including treatments for inflammatory bowel disease, such as Crohn’s disease and ulcerative colitis.
          We can use our Alberta laboratory facility to create atomically disordered nanocrystalline agents composed of other noble metals such as platinum and gold in our efforts to develop future products.

Collaborate with Industry Leaders
          Our strategy is to collaborate with industry leaders to gain the benefits of their global market presence while avoiding the direct costs of developing our own sales and marketing capabilities. We intend to seek strategic collaborators based on their expertise in our targeted therapeutic areas, including sales, marketing and distribution, regulatory approval and product development. In general, we intend to independently develop our drug candidates through late stage clinical trials before seeking collaborators for these products. We anticipate that this strategy will enable us to obtain better economic terms from any future strategic collaborators than could be obtained by collaborating at an earlier stage. Smith & Nephew is an example of the type of leading medical company with whom we will seek to collaborate with respect to our future products.

Maintain Strong Intellectual Property Portfolio
          We have developed an intellectual property portfolio that we believe provides strong protection for a broad range of uses of our technology in medical settings as well as other potential applications. Our patents claim composition of matter, devices, manufacturing processes and methods of use. Because of the importance of intellectual property in our industry and our ongoing discovery and development efforts, we intend to continue to diligently pursue patent protection in the U.S. and other significant markets. In addition, to protect our intellectual property, we plan to continue manufacturing our SILCRYSTtm coatings and NPI 32101 API ourselves, rather than licensing others to produce them.
Market Overview

Wound Care Market
          Acticoattm products with our SILCRYSTtm coatings compete in the advanced wound care market, which includes products for chronic wounds, serious burns and traumatic and surgical wounds. According to Frost & Sullivan, the advanced wound care products was an approximately $1.5 billion global market in 2004 and is projected to grow to approximately $3.1 billion by 2011. We believe that the aging population and growing incidence of diabetes and obesity in many of our markets are driving an increase in the incidence of serious and difficult-to-heal wounds. In addition, we believe that wound care technology is motivating physicians to increase their use of advanced wound care products.
          Chronic wounds are generally defined as wounds that have not healed after six months of treatment. Advanced wound care products are frequently used in the treatment of chronic wounds. Chronic wounds include pressure ulcers, diabetic foot ulcers and venous stasis ulcers. Pressure ulcers are caused by unrelieved pressure or by tissue layers sliding over each other. According to a 2002 presentation by Frost & Sullivan, there were approximately 2.4 million human pressure ulcers in the United States. In addition, according to a 2005 report by Frost & Sullivan, approximately 7% of the 19.4 million people with diabetes in the United States suffered from diabetic foot ulcers in 2004. We believe that diabetic foot ulcers are one of the most difficult types of chronic wounds to heal. In each of 2000 and 2001, approximately 82,000 non-traumatic lower limb amputations occurred in people with diabetes, according to information made available by the American Diabetes Association. Venous stasis ulcers typically affect the elderly and are caused by the inability of blood to circulate effectively through the venous system in the leg. According to information published in 2003 by the Cleveland Clinic, a leading healthcare institution, approximately 500,000 people in the United States have venous stasis ulcers.
          Chronic wounds generally occur more frequently among diabetic, elderly, immobile or seriously ill people due to their diminished healing capabilities or immobility. It is often difficult to prevent pressure ulcers by repositioning patients due to the staffing limitations in hospitals, nursing homes and other healthcare facilities. In addition, it can be difficult to consistently prevent the formation of venous stasis or diabetic foot ulcers because of the patient’s chronic underlying disease or other health issues. Traditional gauze treatments for chronic wounds require frequent dressing changes that can disrupt the wound, which can retard or prevent the healing process. In addition, chronic wounds are often prone to infection.
          Matrix metalloproteinases, or MMPs, are enzymes that digest tissue and that thereby regulate the formation of new tissue and blood vessels in a healing wound. MMP-9 is one of these enzymes. Studies of human tissue samples indicate that excess levels of MMP-9 and other MMPs, particularly in wounds such as chronic ulcers, may contribute to non-healing or slow healing by digesting newly formed tissue faster than the wounds can heal. While commonly used advanced dressings offer clinicians a wide variety of dressing structures, such as solid foams and alginates, we do not believe these dressings, including those that contain silver, inhibit MMPs, unlike Acticoattm 3 and Acticoattm 7 dressings with SILCRYSTtm coatings. A study published in the May-June 2002 issue of Wound Repair and Regeneration indicates that the Acticoattm 3 dressing promoted more rapid wound healing and reduced the levels of MMPs in porcine wounds when compared to porcine wounds treated with non-silver control dressings and gauze dressings with silver nitrate.
          According to a 2005 report of the National Institute of General Medical Sciences, each year in the United States approximately 1.1 million burn injuries require medical attention; approximately 45,000 of these require hospitalization, and roughly half of those burn patients are admitted to a specialized burn unit; up to 10,000 people in the United States die every year of burn-related infections; and complications following serious burns may occur long after the initial incident, often when the patient is in an intensive care unit. Prior to the introduction of Acticoattm in 1998, the standard of care for serious burns had been the use of antibacterial ointments or solutions, usually a form of silver, covered by sterile dressings. Because these creams and solutions are short acting forms of silver, these dressings generally needed to be changed at least daily or more frequently, which can be painful and can interfere with healing because of disruption of the wound bed. Acticoattm dressings with SILCRYSTtm coatings are generally non-adherent and provide for up to seven days of antimicrobial protection. Since its introduction, Acticoattm has been rapidly adopted to replace short acting creams and solutions.
          Another important segment of the advanced wound care market is the treatment of traumatic wounds and surgical wounds. Traumatic wounds often have irregular edges and missing flesh, making them difficult to heal and prone to infection. According to the March-April 2005 Journal of the American Podiatric Medical Association, citing data published in 1988, approximately 10 million patients with traumatic wound injuries are seen in U.S. emergency departments each year. Surgical wounds, resulting from incisions, are more regular than traumatic wounds, but still have the potential to become infected. In the United States there were approximately 30 million surgical procedures performed in 2003 according to the 2003 National Hospital Discharge Survey, a survey conducted by the National Center for Health Statistics, a department of the United States Department of Health and Human Services. These procedures range from spinal taps with a needle incision to open heart surgeries, which require large chest incisions. With the increasing resistance of many infectious agents to systemic antibiotics, there is a need for products that can help prevent the entry of infectious agents into the body. We believe that this market segment presents a natural extension for our SILCRYSTtm coatings for wound care products.

Pharmaceutical Market
          We are developing pharmaceutical products to treat dermatological and gastrointestinal conditions. Atopic dermatitis is a chronic form of eczema that currently has no cure and no effective treatment without potential adverse side effects. More than 15 million people in the United States suffer from symptoms of atopic dermatitis, according to information published by the National Institute of Arthritis and Musculoskeletal and Skin Disease, last revised in 2003. Atopic dermatitis is currently treated primarily with prescription topical steroids and topical immunomodulators, or TIMs. Prescription TIMs in the United States generated 2004 sales of approximately $463 million, according to IMS Health, a leading provider of prescription drug statistics. However, TIMs are prescribed for conditions other than atopic dermatitis. We are currently conducting a Phase 2 clinical trial on our topical cream with NPI 32101 for the relief of symptoms of atopic dermatitis.
          Two other common skin conditions that may benefit from NPI 32101 are acne and psoriasis. According to IMS Health, in 2004 prescription product sales of acne treatments totaled approximately $1.5 billion in the United States, including approximately $810 million of topical products and approximately $756 million of oral products. Also according to IMS Health, in 2004 prescription product sales of psoriasis treatments totaled approximately $891 million in the United States, including approximately $506 million of injectable biologics, approximately $283 million of topical products and approximately $98 million of oral products.
          The gastrointestinal market is composed of the many diseases causing heartburn, acid indigestion and bowel disorders. We have begun exploring the use of our nanocrystalline technology to treat two common inflammatory bowel diseases, or IBDs, ulcerative colitis and Crohn’s disease. Ulcerative colitis and Crohn’s disease are typically treated with anti-inflammatories, immunomodulators, corticosteroids, antibiotics or other treatments. According to IMS Health, prescription drug sales for the treatment of IBD were approximately $1.1 billion in 2004.
Acticoattm Products With Our SILCRYSTtm Coatings
          We have developed and received regulatory clearance to market four products using our SILCRYSTtm coatings for the advanced wound care market. We have licensed to Smith & Nephew the exclusive worldwide rights to our SILCRYSTtm coatings for non-minor skin wounds and burns on humans. Smith & Nephew markets these products under its Acticoattm trademark to healthcare professionals in over 30 countries. The Acticoattm product line using our SILCRYSTtm coatings targets the higher cost segments of the serious wound care dressings market.
          In addition to the antimicrobial and anti-inflammatory effects of Acticoattm, Smith & Nephew is promoting the use of Acticoattm products with SILCRYSTtm coatings to help reduce the risk of methicillin-resistant Staphylococcus aureus, or MRSA, transmission. MRSA is one of the many antibiotic-resistant bacteria sometimes called “super bugs”. Our SILCRYSTtm products have proven efficacy in controlling MRSA in the laboratory and clinically. An independent study sponsored by Smith & Nephew and published in the July 2005 issue of the Journal of Hospital Infection concluded that of all clinically observed wounds treated with Acticoattm dressings in the study, 67% showed a decrease in the MRSA load and 11% showed a complete eradication of MRSA load. The study consisted of using Acticoattm dressings as a cover for ten MRSA colonized wounds in a total of seven patients over the course of three days. Based on these findings, the authors of this study stated their belief that nanocrystalline silver dressings may become an important part of local MRSA management, with potential cost benefits to both patients and the healthcare system. In addition, the authors noted the possibility that nanocrystalline dressings may enhance effective antibiotic treatment and reduce therapeutic regimens in diabetics or other patients with conditions that often cause systemic antibiotics to fail to reach infected wounds.
          Health care professionals select different types of dressings for different types of wounds. Some wounds are dry while others have excess fluid, or exudate. As a result, an effective portfolio of products must address various wound types. As described below, Smith & Nephew’s Acticoattm product family with our SILCRYSTtm coatings is designed to treat a wide variety of serious wounds. Each of these currently marketed products has been cleared by the FDA and Canada.

Acticoattm 3/ Acticoattm Burn Dressings
          Acticoattm 3 and Acticoattm Burn are dressings offering antimicrobial activity for up to three days. They were first sold in the United States in 1998 and in Europe in 2001, where they are sold under the brand name Acticoattm. Smith & Nephew currently sells these products in over 30 countries around the world, including the United States. Acticoattm 3 and Acticoattm Burn are used extensively in the in-patient burn segment of the wound dressing market. They consist of a rayon/polyester non-woven core between two layers of high-density polyethylene, or HDPE, mesh with SILCRYSTtm coatings that provides an antimicrobial barrier layer to protect wounds. A non-woven inner core retains moisture and improves handling characteristics.

Acticoattm 7 Dressings
          Acticoattm 7 is a dressing offering antimicrobial activity for up to seven days. It was first sold in the United States in 2000 and in Europe in 2001. Smith & Nephew currently sells Acticoattm 7 in over 20 countries around the world, including the United States. Acticoattm 7 is used primarily in the chronic wound segment of the wound dressing market. Acticoattm 7 provides consistent seven-day sustained antimicrobial protection for patients with venous stasis ulcers, diabetic foot ulcers, pressure ulcers and other persistent wounds and allows up to seven days before wound dressings are required to be changed. Acticoattm 7 consists of two rayon/polyester non-woven inner cores laminated between three layers of HDPE mesh with SILCRYSTtm coatings.

Acticoattm Absorbent Dressings
          The Acticoattm Absorbent Dressing is an alginate dressing for wounds with moderate to heavy exudate, providing antimicrobial activity for up to three days. This product was first sold in 2001 and is currently sold in the United States, Canada and Europe. Acticoattm Absorbent Dressing is used primarily in the chronic wound segment of the wound dressing market. The Acticoattm Absorbent Dressing consists of a calcium alginate fabric coated on both sides with SILCRYSTtm nanocrystals. Alginate dressings are derived from seaweed and are highly absorbent, biodegradable fibrous materials. Alginate dressings are commonly used in advanced wound care because they absorb exudate to help create a moist wound healing environment.

Acticoattm Moisture Control Dressings
          The Acticoattm Moisture Control Dressing is a solid foam dressing for wounds with light to moderate exudate, providing antimicrobial activity for up to seven days. Smith & Nephew currently sells the Acticoattm Moisture Control Dressing in the United States and Canada, and it is expected to be available in Europe in 2006. The Acticoattm Moisture Control Dressing is used primarily in the chronic wound segment of the wound dressing market. The Acticoattm Moisture Control Dressing consists of an absorbent foam sandwiched between an outer film and a non-adherent wound contact layer with SILCRYSTtm coatings. The Acticoattm Moisture Control Dressing was developed in collaboration with Smith & Nephew.

New Acticoattm Products
          We are working with Smith & Nephew to develop new Acticoattm wound care products in the form of line extensions and innovative new dressing designs using SILCRYSTtm coatings. We believe that new products will support Smith & Nephew’s efforts to continue to grow Acticoattm sales by offering dressings designed for specific wound types. Our intent is to continually improve our nanocrystalline coatings so that Acticoattm products reflect our latest developments in silver delivery technology. Since the introduction of the Acticoattm dressing in 1998, the product line has grown from one to four dressing designs with multiple sizes within each dressing design. Multiple new products are in various stages of development. The first of these products is expected to be introduced in 2006.
Our Pharmaceutical Products
          Products formulated with our patented NPI 32101 nanocrystalline silver API are expected to be classified as drugs for treating diseases.

Topical Cream with NPI 32101
          We are currently developing drugs based on customized formulations of the NPI 32101 nanocrystalline silver API for use in the treatment of dermatologic disorders and are developing a cream for the treatment of mild to moderate atopic dermatitis. We have completed our initial Phase 2 clinical trial for topical NPI 32101 and are in the process of enrolling patients for a second Phase 2 clinical trial.
          The current first line prescription standard of care for atopic dermatitis is administration of topical steroids. The second line prescription treatment is topical immunomodulators, or TIMs. Topical steroids act rapidly in most patients, but carry the risk of producing adverse side effects such as atrophy (thinning of the skin), telangiectasia (visible “spider-like” blood vessels) and striation (striping) of the skin. In addition, topical steroids are vulnerable to tachyphylaxis (loss of efficacy over time) and run the risk of systemic absorption, which can lead to rare but potentially life-threatening consequences.
          TIMs are presently a commonly prescribed alternative to topical steroids to treat the inflammation of atopic dermatitis. However, TIMs are topical forms of potent immunosuppressants that inhibit the immune system. The adverse events associated with the use of TIMs can include a burning sensation upon application, an increased risk of cancer and superficial skin infections, such as shingles (herpes zoster virus infection) or eczema herpeticum (skin lesions caused by herpes simplex virus).

          We believe that a cream containing NPI 32101 may be well received by physicians and patients because the results of our preclinical and clinical trials show that it addresses both inflammation and infection without presenting the potential rare drug-related serious adverse side effects associated with steroids and TIMs. Further, our cream does not appear to damage the skin and has the added potential benefit of combating secondary infections that are commonly developed by patients suffering from atopic dermatitis.

Other Products with NPI 32101
          We are also researching potential pharmaceutical products containing NPI 32101 for use in the treatment of gastrointestinal disorders. Our nanocrystalline silver has exhibited the ability to suppress the expression of two inflammatory cytokines, TNFα and IL-12b. Overexpression of these two cytokines has been implicated in inflammatory bowel disorders such as ulcerative colitis and Crohn’s disease. We have conducted reproducible experiments that demonstrate a favorable effect of NPI 32101 on ulcerative colitis in a non-clinical laboratory study. Because our product appears, based on these preliminary experiments, to reduce swelling and ulceration at least as well as sulfasalazine, a drug used to treat IBD, and because we believe that many patients do not respond to currently available treatments for IBD, we are continuing this research in an effort to develop formulations of our API for the treatment of serious gastrointestinal disorders.
Our Other Products

SILCRYSTtm Coatings on Implants
          We are working to apply our SILCRYSTtm coatings to a wide array of medical devices and implants, such as orthopedic implants, pacemakers and meshes. Although these types of medical devices and implants are implanted into patients under sterile conditions, infections can occur after implantation. If an infection occurs, the patient must undergo additional treatments and possibly additional surgical procedures if the infection caused an implant failure. We believe that these medical devices and implants would benefit from SILCRYSTtm coatings designed to prevent and combat infection. We are currently focused on applying our SILCRYSTtm coatings to various cardiovascular devices and orthopedic implants, and are testing our SILCRYSTtm coatings on materials used to make these devices and implants such as titanium, stainless steel, cobalt chrome, silicone and various other polymer materials.
Our Clinical Development Program
          Since 2003, we have been engaged in a series of human clinical studies with our cream formulations of NPI 32101 for the treatment of atopic dermatitis pursuant to an Investigational New Drug, or IND, application that we filed with the FDA. These studies have consisted of a Phase 2 safety and efficacy study and several Phase 1 and Phase 2 safety studies. Our Phase 2 randomized, placebo-controlled safety and efficacy study has provided us with important guidance for the dosage strength, protocol and study design for our future clinical trials, including our second safety and efficacy Phase 2 clinical trial of NPI 32101 for which we have begun to enroll patients. We expect to complete this second large Phase 2 trial in late 2006. Our Phase 1 studies have provided us with preliminary data indicating that our NPI 32101 topical cream does not cause serious adverse side effects. As our clinical study program continues, we intend to perform additional studies to more fully understand the safety profile of our NPI 32101 topical cream. If our second Phase 2 trial and our additional safety studies are successful, we plan to commence in 2007 Phase 3 clinical trials, involving hundreds of patients in numerous clinical centers. If favorable and timely results are achieved in these Phase 3 trials, we anticipate submitting a New Drug Application, or NDA, to the FDA in 2009. However, we cannot assure that our clinical trials will be commenced or completed by these dates, that they will be successful, or that we will succeed in filing an NDA by such date or at all. Moreover, even if we file an NDA, we cannot assure that it will be approved by the FDA in a timely fashion or at all.
          In September 2004, we announced the results of our Phase 2 clinical study of NPI 32101 in a cream formulation in adult patients with mild to moderate atopic dermatitis. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 in improving the symptoms of atopic dermatitis. This double-blind, randomized, placebo-controlled study in 224 adult patients was conducted at 23 clinical sites across the United States. Patients were treated twice daily for a six-week period with one of two concentrations (0.5% and 1.0%) of our NPI 32101 topical cream or with a placebo consisting of the cream without NPI 32101. The patients in this study tolerated our NPI 32101 topical cream well, with no serious adverse events. The adverse events reported were not unusual for a topical drug and did not occur with a greater statistical frequency in the patients treated with NPI 32101 than was observed in the placebo group. For example, application site reactions occurred in 11.4%, 10.3% and 15.7% in the groups treated with placebo, 0.5% cream and 1.0% cream, respectively. Each investigator participating in the study was asked to observe the overall percentage improvement of each patient treated by that investigator at specified times during the course of the six weeks of treatment. These observations of overall assessment of disease improvement were then analyzed using three commonly-used statistical methods.
          The first method of statistical analysis, the intent to treat with last observation carried forward method, included the last observation made of each and every enrolled patient who had at least one post-treatment efficacy assessment. With this first method, even if a patient dropped out of the study before completing the six weeks of treatment, the last observation made of that patient was “carried forward” into the statistical analysis. Using this first method, we did not observe any statistically significant difference among our two dosage strengths of NPI 32101 cream and the placebo. The p-value, which is the measure of the probability of the difference in treatment results occurring due to chance, was 0.522, which generally means a 52.2% probability that the difference was due to chance. This method of analysis is the method that the FDA would use, based on its current guidance, for determining the efficacy of our product candidate.
          The second method of statistical analysis, the intent to treat protocol without last observation carried forward method, included each patient who completed the six weeks of treatment, whether or not the protocol for the study was precisely followed for that patient. Under this second method, patients treated with 1.0% NPI 32101 were observed to exhibit a statistically significant greater improvement than patients treated with the placebo, while the improvement observed in patients treated with 0.5% NPI 32101 was not a statistically significant improvement compared to the patients treated with placebo. The p-value for 1.0% NPI 32101 concentration compared to placebo in the second method was 0.025, which generally means a 2.5% probability that the difference was due to chance.
          The third method of statistical analysis, the per protocol method, analyzed the improvement in only patients who completed the Phase 2 study without any deviation from the protocol which might have confounded the results. Using this third method, the patients in the 1.0% dosage strength group also exhibited a statistically significant greater improvement in their disease symptoms than the patients who were in the placebo group, while the improvement observed in patients treated with 0.5% NPI 32101 was not a statistically significant improvement compared to the patients treated with placebo. The p-value for 1.0% NPI 32101 concentration compared to placebo in the third method was 0.024, which generally means a 2.4% probability that the difference was due to chance.
          Our first safety and efficacy Phase 2 clinical study provided us with important observations about the relationship between dosage strength of our NPI 32101 topical cream and patient response as well as the relationship between the length of treatment with our NPI 32101 topical cream and patient response. We have used these observations to guide the design of our second safety and efficacy Phase 2 clinical study. This second safety and efficacy Phase 2 clinical study is currently planned to test placebo, 1.0% and 2.0% dosage strengths in 345 children and adolescents with atopic dermatitis over a 12-week treatment period. Enrollment has begun in this second safety and efficacy Phase 2 clinical study and we expect that this study will be conducted at multiple sites in the United States and Canada. In this second safety and efficacy Phase 2 clinical study, instead of asking investigators to make an overall assessment of disease improvement, we have asked investigators to make a global assessment of the patient’s signs and symptoms at each study visit, and to evaluate whether “total clearance” or “almost total clearance” of symptoms has been achieved.
          With respect to our Phase 1 safety studies of our NPI 32101 topical cream, in a recently completed pharmacokinetic study, we determined serum concentrations and urinary excretion of silver in 18 adult patients with atopic dermatitis and 18 matching healthy adult controls following four times daily application of 1% and 2% NPI 32101 cream for two weeks. Silver could not be detected in the serum of a majority of the subjects, and when silver was detected in the minority of the subjects, the levels were low and there was no correlation with the concentration of cream, area covered with cream or the presence or absence of disease. Similarly, urinary silver excretion was not related to these factors or to the detection of silver in the serum. Based on these observations, we believe that systemic exposure to silver in patients with atopic dermatitis treated with topical NPI 32101 is likely to be low.
          In addition, we also tested 30 children and adolescents with atopic dermatitis for tolerance to our NPI 32101 topical cream in 1% and 2% dosage strengths applied twice daily for two weeks compared to the cream containing no silver. We did not observe any serious adverse events in any of these patients. Two patients in the placebo group and none in the NPI 32101-treated groups withdrew for adverse events. Treatment-related events were generally mild, transitory and were not related to the dose of silver applied, although they were higher in the NPI 32101 group than in the placebo group, with 20%, 70% and 60% of patients experiencing at least one adverse event for administration site conditions for placebo, 1% and 2% groups, respectively.
          In addition to our clinical studies described above, we are continuing to conduct preclinical and nonclinical studies of our NPI 32101 topical cream in order to generate the carcinogenicity, toxicology and other data that we will have to submit to the FDA as part of any NDA we may file. We cannot assure that these preclinical and nonclinical studies will be successful, that the data from these studies will be accepted by the FDA, or that even if accepted by the FDA, the FDA will not require additional such studies.
Smith & Nephew Agreements
          Prior to May 2001, we manufactured, marketed and sold directly to end users Acticoattm wound care products. In May 2001, we entered into a number of agreements with Smith & Nephew providing greatly expanded sales and marketing resources to support the Acticoattm product line, including a license and development agreement under which we licensed to Smith & Nephew the exclusive right to market, distribute and sell products with our SILCRYSTtm coatings for use on non-minor skin wounds and burns on humans world-wide, and a supply agreement under which we agreed to manufacture these products and supply them exclusively to Smith & Nephew. These agreements do not give Smith & Nephew the right to sell consumer first-aid products with our SILCRYSTtm coatings designed for self-medication or use without advice from a health care professional. We also sold various assets to Smith & Nephew in connection with the license and development agreement and the supply agreement, including certain manufacturing equipment (which we then leased back from Smith & Nephew), the Acticoattm trade name and trademark and various regulatory approvals. Pursuant to these agreements, Smith & Nephew markets and sells products with our SILCRYSTtm coatings under its Acticoattm trademark.

License and Development Agreement
          Under the license and development agreement, Smith & Nephew has the right to market, distribute and sell products with our SILCRYSTtm coatings for use on non-minor skin wounds and burns on humans, including improvements to those products, and any new products with our SILCRYSTtm coatings for use on non-minor skin wounds and burns on humans. The license we have granted to Smith & Nephew is exclusive, which means that we have agreed not to license the right to market, distribute or sell products with our SILCRYSTtm coatings for use on non-minor skin wounds and burns on humans to any other party. This exclusive right does not apply to other types of products that we may develop using our technology, such as the pharmaceutical products we are developing or SILCRYSTtm-coated implants. Smith & Nephew has agreed to pursue the development and commercialization of products with our SILCRYSTtm coatings in the market for silver-based products for non-minor skin wounds and burns on humans. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions.
          We have established a project team that includes representatives from both NUCRYST and Smith & Nephew to oversee and manage the development of Acticoattm products under the license and development agreement. Development plans for Acticoattm products must be approved by Smith & Nephew, which is responsible for all costs incurred in connection with the development of new Acticoattm products and improvements. Smith & Nephew is also responsible for all regulatory filings required for the marketing or sale of Acticoattm products under the license and development agreement. The project team also reviews Smith & Nephew’s annual marketing plan for Acticoattm products, although final decisions regarding marketing matters are made by Smith & Nephew.
          The license and development agreement includes performance standards for Smith & Nephew based on its net sales of Acticoattm products and other measures. Under certain circumstances, if the standards are not met we would be permitted to market, distribute and sell products with our SILCRYSTtm coatings for use on non-minor skin wounds and burns on humans to other parties, other than Acticoattm 3/ Acticoattm Burn and Acticoattm 7 which would continue to be subject to the provisions of the license and development agreement giving Smith & Nephew the exclusive right to sell those products in the U.S. and Canadian markets.
          We have granted to Smith & Nephew a non-exclusive royalty-free license to use our SILCRYSTtm trademark for use in marketing, distributing and selling Acticoattm products under our agreements with them. This license also applies to any other marks we develop to identify products that contain our nanocrystalline silver coating technology. Subject to certain exceptions, Smith & Nephew has agreed to include these trademarks in all product labels and sales and promotional literature for Acticoattm products.
          Smith & Nephew pays us royalties based on their sales of Acticoattm products. We also receive payments upon the achievement of milestones relating to Smith & Nephew’s sales of Acticoattm products and regulatory matters specified in the license and development agreement. All payments under the license and distribution agreement are made in U.S. dollars. In calculating sales levels for milestone payment thresholds and other purposes under the license and development agreement, sales by Smith & Nephew in currencies other than the U.S. dollar are converted to the U.S. dollar based on the average exchange rate for the prior quarter. In May 2004, in accordance with the agreements, the contractual royalty rate increased and from that date has remained and, under the terms of the agreements, is to remain constant for the life of the agreements, subject only to: (i) the possibility of a negotiated or arbitrator-awarded reduction in royalty rates on sales in countries where patent protection has been lost and a competing product is being sold that would have infringed our patent rights had they been in effect; (ii) the possibility of a negotiated reduction in royalty rates on sales of a particular Acticoattm product where Smith & Nephew does not realize industry standard margins on sales of such products; or (iii) a reduced royalty rate in respect of sales of Acticoattm products in certain countries, including the United States, upon the expiration of patent rights to our SILCRYSTtm coatings in such country. We are entitled to increased royalty rates on sales of particular Acticoattm products where Smith & Nephew realizes gross profit margins on sales of such products over a specified threshold.
          We earned a $1.0 million milestone payment in 2001 for the first sale of product in Europe and a $3.0 million milestone payment in 2003 for the receipt of a regulatory approval in Europe. We earned a $5.0 million sales milestone payment in the first quarter of 2004, another $5.0 million sales milestone payment in the third quarter of 2004 and a $5.0 million milestone payment during the third quarter of 2005. The maximum amount of milestone payments that we may receive under the Smith & Nephew agreements, including the $19.0 million of milestone payments we have already received, is $56.5 million.
          We have granted Smith & Nephew a right of first offer regarding our assets and technology used to manufacture and supply Acticoattm products. This right of first offer applies only if we desire to sell all or substantially all of these assets. We have also granted to Smith & Nephew a right of first refusal regarding these assets if we receive an offer to purchase them, which we wish to accept, from a competitor of Smith & Nephew’s in the wound care market.

Supply Agreement
          Under the supply agreement, Smith & Nephew has appointed us as its exclusive supplier of the existing Acticoattm products as well as any new products that we mutually agree to, and we have agreed not to sell these products to anyone else until such time as Smith & Nephew’s license to market, distribute and sell Acticoattm products containing our SILCRYSTtm coatings has terminated or expired. We are obligated to supply the quantity of Acticoattm product specified in a rolling demand forecast provided to us by Smith & Nephew on a monthly basis. The price paid for the products by Smith & Nephew is equal to our fully allocated cost of goods sold plus a royalty based on sales of these products by Smith & Nephew. The fully allocated cost of goods sold includes certain direct costs such as direct materials, direct labor, labeling, testing and packaging, and proportionate share of indirect costs related to the Acticoattm products relating to manufacturing and the manufacturing facilities, including administration, labor, rent, insurance, utilities, repairs and quality control. In addition, although we are required to fund the up-front costs of capital expenditures to acquire equipment used to manufacture Acticoattm products, we are entitled under the supply agreement to recoup these costs over time through reimbursement for depreciation expense. Smith & Nephew is not required to reimburse us for any costs incurred in acquiring or improving owned real property, buildings or similar improvements. Smith & Nephew’s obligation to reimburse us in any calendar year for fixed costs that are within our control or the control of our affiliates (including Westaim), other than costs incurred at the request of Smith & Nephew, is capped at the greater of a fixed percent and the increase in the Canadian Consumer Price Index. All payments under the supply agreement are made in U.S. dollars. In calculating sales levels for royalty payments under the supply agreement, sales by Smith & Nephew in currencies other than the U.S. dollar are converted into the U.S. dollar based on the average exchange rate for the prior quarter.
          Under the supply agreement, we lease certain manufacturing equipment from Smith & Nephew which represented approximately 40% of our total manufacturing capacity at September 30, 2005. If we suffer a material difficulty in supplying Acticoattm products and that difficulty is not cured on a timely basis, this lease would terminate and Smith & Nephew would have the right to take possession of the equipment it leases to us and buy our other manufacturing equipment used in the production of Acticoattm products. In such case, Smith & Nephew would also receive the right to use our technology to manufacture, on its own, Acticoattm products for non-minor skin wounds and burns on humans. If within one year of Smith & Nephew commencing to manufacture Acticoattm products under these circumstances, we are able to demonstrate to the reasonable satisfaction of Smith & Nephew that we are once again able to manufacture products in accordance with our agreements with Smith & Nephew, our lease from Smith & Nephew of the previously leased manufacturing equipment would resume at a cost no greater than Smith & Nephew incurred during its period of manufacture, subject to our reimbursing Smith & Nephew for its costs incurred to establish and terminate its manufacturing operations and subject to any then-existing Smith & Nephew third party commitments, and the lease would also cover any manufacturing equipment that Smith & Nephew had purchased from us, and the right of Smith & Nephew to use our manufacturing technology would cease.
          Smith & Nephew is responsible for any product recalls, although we have agreed to reimburse Smith & Nephew for its out-of-pocket costs to the extent the adverse event or complaint resulting in the recall was attributable to us.
          We have agreed not to use the manufacturing equipment that we lease from Smith & Nephew and use for producing Acticoattm products for other purposes. We have granted Smith & Nephew a right of first offer regarding our assets used to manufacture and supply Acticoattm products if we desire to sell all or substantially all of these assets. We have also granted to Smith & Nephew a right of first refusal regarding these assets if we receive an offer to purchase them, which we wish to accept, from a competitor of Smith & Nephew’s in the wound care market. The supply agreement expires upon the expiration or termination of the license and development agreement (which is scheduled to expire in 2026), although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or files for bankruptcy or takes other similar actions.

Manufacturing and Technology Escrow Agreement
          Under the manufacturing and technology escrow agreement, we have deposited with an escrow agent certain documentation and manuals that describe technology used to manufacture Acticoattm products. Upon the occurrence of certain release events, the documentation and manuals would be released by the escrow agent to Smith & Nephew as part of the right to use our technology to manufacture Acticoattm products for non-minor skin wounds and burns on humans. A release event is defined as a material difficulty supplying

Acticoattm products under our supply agreement with Smith & Nephew that is not cured on a timely basis or the occurrence of certain events in connection with our insolvency or bankruptcy.

Security Trust Agreement and Trust Indenture
          Under the security trust agreement and the trust indenture, we have granted to Smith & Nephew a security interest in our manufacturing technology and patent rights used in the manufacture of Acticoattm products. This security interest secures our obligations to Smith & Nephew under the manufacturing right that would be granted to Smith & Nephew as described above. Under the security trust agreement and trust indenture, Smith & Nephew may take possession of and use the manufacturing technology and patent rights upon the occurrence of a release event as described under “—Manufacturing and Technology Escrow Agreement.” Accordingly, Smith & Nephew would have the right, upon the occurrence of specified events, to use our manufacturing technologies and patent rights to manufacture Acticoattm products on its own or with a third party. Assignments with respect to the patent rights that are covered by the security interest have been deposited with a trustee under the security trust agreement and the indenture.

Indemnities
          We and Smith & Nephew have agreed to indemnify each other in respect of claims resulting from any alleged physical injury or property damage as a result of our respective acts or omissions, the failure to perform our respective obligations under the license and development agreement and the supply agreement, our respective non-compliance with applicable law or regulation, any breach of our respective representations under these agreements, for so long as the particular representation survives. In addition, Smith & Nephew has agreed to indemnify us for claims arising out of its marketing and sale of Acticoattm products except to the extent attributable to us. Also, we have agreed to indemnify Smith & Nephew in respect of claims resulting from any actual or threatened action by any third party alleging our SILCRYSTtm coatings infringe that third party’s intellectual property rights, subject to Smith & Nephew’s remedy for such an infringement action being limited to withholding damages or royalties it must pay on account of the infringement action from amounts or royalties payable to us under the two agreements, unless we have breached any representation to Smith & Nephew in connection with that infringement.
Marketing
          Under the terms of our long-term agreements, Smith & Nephew, a global medical device company, is responsible for all sales and marketing activities with respect to Acticoattm dressings. Smith & Nephew supports its local sales and marketing efforts with a marketing team that provides strategic and global market planning for the Acticoattm brand. Smith & Nephew reported in its 2004 annual report that it has a global sales force of more than 900 persons. To maximize the potential of our SILCRYSTtm technology and Smith & Nephew’s global reach, we work closely with Smith & Nephew to develop new Acticoattm wound care products with our SILCRYSTtm coatings.
          Smith & Nephew’s Advanced Wound Management business has designated Acticoattm as one of its “superbrands,” and Smith & Nephew has advised us that the Acticoattm product line therefore receives a relatively greater share of Smith & Nephew’s sales, marketing and new product development resources compared to products that are not among its designated “superbrands.” Smith & Nephew has also advised us that Acticoattm was one of Smith & Nephew’s fastest growing wound care products from 2002 to 2004, based on sales.
Manufacturing
          We manufacture Smith & Nephew’s Acticoattm products with our SILCRYSTtm coatings and our NPI 32101 API in environmentally-controlled conditions. Our production facility is located in Fort Saskatchewan, Alberta, is ISO 9000 certified and subject to inspection from time to time by regulatory authorities from the United States, Canada and Europe.

          At September 30, 2005, our quality, operations and engineering staff was made up of 84 technicians, some of whom are professional engineers with expertise in quality systems, equipment design, logistics and production. Our Fort Saskatchewan, Alberta facility purchases and stores raw materials, coats wound care dressing components, assembles, labels and packages finished product for sterilization and finally, ships the products to Smith & Nephew.
Intellectual Property
          Our success depends significantly on our ability to obtain and maintain intellectual property protection for our technology, including our materials, devices, compositions and methods of making and using the same. Our success also depends on our ability to operate without infringing the intellectual property rights of others and our ability to prevent others from infringing our intellectual property rights. We also rely on trade secrets to protect our know-how and continuing technological innovation.
          Where possible, we pursue composition of matter patent claims. Such patent claims cover our materials, devices and compositions independent of the manner in which they are made and used. We also pursue device and method of manufacture, use and treatment claims.
          We currently hold 14 United States patents having expiration dates ranging from 2012 to 2022. In addition, we are pursuing 23 United States patent applications. We have had six new patents/ applications issued, allowed or applied for since January 1, 2005. Our goal is to hold corresponding patents and applications in our most important target markets outside the United States. Accordingly, we hold 59 corresponding patents from jurisdictions such as European Union countries, Australia, Canada, China and Japan. Moreover, we are pursuing 39 corresponding patent applications outside of the United States, including two patent cooperation treaty applications, which may lead to the filing of additional foreign patent applications.
          We believe our portfolio of issued patents prevents unlicensed parties from making, using, importing, selling and/or offering to sell our nanocrystalline silver material independent of its form and no matter how it is made or used in the United States and other important markets outside the United States. Specific examples of forms and uses of our nanocrystalline silver that we believe are covered by our patents include:

•	medical devices including dressings and implants that incorporate our atomically disordered nanocrystalline technology;

•	coatings, powders, and flakes that incorporate our atomically disordered nanocrystalline technology; and

•	treating various conditions, such as hyperproliferative skin disorders and inflammatory skin disorders.
We believe our portfolio of pending patent applications, if and when issued, may prevent unlicensed parties from making, using, importing, selling and/or offering to sell certain aspects of our technology in the United States and other important markets outside the United States. Specific examples of forms and uses of our nanocrystalline silver that we believe may be covered by our pending patent applications, if issued, include:

•	pharmaceutical compositions, solutions and aerosols that contain our nanocrystalline silver; and

•	treating various conditions, such as acne, certain infectious conditions, inflammatory skin disorders, hyperproliferative skin disorders, gastrointestinal conditions and respiratory conditions.
          Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the term of patents in the countries in which they are obtained. Generally, patents issued in the United States are effective for:

•	the longer of 17 years from the issue date or 20 years from the earliest effective filing date if the patent application, from which the patent issued, was filed prior to June 8, 1995; and

•	20 years from the earliest effective filing date, if the patent application, from which the patent issued was filed on or after June 8, 1995.

          In addition, in certain instances, the term of a U.S. patent can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period (as defined in U.S. patent law). The duration of patents in other countries varies in accordance with provisions of applicable local law, but in countries with major markets typically is 20 years from the earliest effective filing date. Our patent estate, based on patents existing now and pending applications, will expire on dates ranging from 2012 to 2022.
          The actual protection afforded by a patent varies from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
          In addition to patents, we rely on trade secrets to protect our intellectual property where appropriate. The protection of our trade secrets relies on our ability to keep information confidential. Our policy is to keep information confidential by disclosing it only to those employees and third parties with a need to know and only to the extent warranted in specific circumstances and under confidentiality agreements, where appropriate.
Competition
          The medical device and pharmaceutical industries are intensely competitive. There are numerous silver-containing advanced wound care dressings and silver-coated medical devices available from a variety of health care companies. Some of these products have been recently introduced and directly compete with Acticoattm. We sell products containing our SILCRYSTtm coatings to Smith & Nephew and Smith & Nephew markets and sells them under its Acticoattm trademark into a larger competitive environment.
          We may not be able to compete successfully. Major competitors in the advanced wound dressing market in which Smith & Nephew’s Acticoattm products are sold include Convatec, a Bristol Myers Squibb company, Johnson & Johnson Wound Management, a division of Ethicon, Inc., Argentum Medical, LLC, Coloplast Corp., AcryMed, Inc., 3M Company, Mölnlycke Health Care Group AB and Paul Hartmann AG. To the extent that we develop pharmaceutical products to treat dermatological and gastrointestinal conditions, we will face competition from pharmaceutical companies developing alternative drugs to treat these diseases. A number of parties are beginning to compete in the medical device coating area, including AcryMed, Covalon, C.R. Bard and St. Jude. In addition, we face and will continue to face competition from other major multi-national pharmaceutical companies and medical device companies, specialty pharmaceutical companies, universities and other research institutions.
          There can be no assurance that our competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or more economical than those which have been or are being developed by us or that would render our technology and products obsolete and noncompetitive in these fields.
          Some of our competitors, either alone or together with their collaborators, have substantially greater financial, sales and marketing, manufacturing, and other resources and larger research, development and regulatory staffs than we do. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products and may also have greater experience in conducting clinical trials and obtaining regulatory clearances or approvals. As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, initiate or withstand substantial price competition or development costs, or more readily take advantage of acquisitions or other opportunities. Additional mergers and acquisitions, collaborations or other transactions, or the emergence or growth of other competitors in the medical device and pharmaceutical industries, may result in even more resources being concentrated in our competitors.

Third-Party Reimbursement and Pricing Controls
          In the United States and elsewhere, sales of pharmaceutical products and medical devices depend in significant part on the availability of reimbursement to the consumer from third-party payors, including government health authorities, managed care providers, public health insurers, private health insurers or other organizations. Third-party payors are increasingly challenging the prices charged for medical products and services and examining their cost-effectiveness. It is time consuming and expensive to go through the process of seeking reimbursement approval from Medicare and private payors. Acticoattm dressings or other products from which we may receive revenue in the future may not be considered cost-effective, and reimbursement may not be available or sufficient to allow these products to be sold on a competitive and profitable basis.
          In many foreign markets, including countries in the European Union and Canada, pricing of medical products, in particular reimbursed products, is subject to governmental control. In some countries of the European Union, a product must receive specific country pricing approval in order to be reimbursed in that country. In others, specific discounts will need to be granted on certain, in particular reimbursed, products. The pricing approval in those Member States of the European Union can take many months, and sometimes years, to obtain. In Canada, pricing must be approved by the Patented Medicine Prices Review Board, and government and third party payors. In addition, the Canadian provincial governments have the authority to assess the reimbursement status, if any, and the pricing of newly approved drugs, pharmaceutical products and pharmaceutical product indications. Obtaining price approval from the Patented Medicine Prices Review Board and provincial governments can take six to twelve months or longer after the receipt of the notice of compliance. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of a product to other available therapies.
          In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing controls. Although we do not expect the Medicare Prescription Drug Improvement and Modernization Act of 2003 to have a significant effect on pricing or reimbursement for Acticoattm products, we cannot predict what impact it may have on prices or reimbursement policies for pharmaceutical products, including the products we are developing.
Government Regulation
          Government authorities extensively regulate the testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, of medical devices and pharmaceutical products. Since the United States and Europe are significant markets, we have described their regulatory systems. Many other countries have similar regulatory systems.

United States
          In the United States, the FDA, under the Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations, subjects medical products to rigorous review. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted. The FDA has different approval processes for medical devices, such as our wound care dressings, and pharmaceutical products, such as the products we are developing using our NPI 32101 API.
          Medical Device Regulation. Under the Federal Food, Drug, and Cosmetic Act, medical devices are classified into one of three classes— Class I, Class II or Class III— depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Class I medical devices are subject to the FDA’s general controls, which include compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s general controls and may also be subject to other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Class III medical devices are subject to the FDA’s general controls, special controls, and generally pre-market approval prior to marketing.

          Acticoattm products with our SILCRYSTtm coatings require pre-market clearance by the FDA through the 510(k) pre-market notification process. When a 510(k) is required, the manufacturer must submit to the FDA a pre-market notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or to another commercially available, similar device which was subsequently cleared through the 510(k) process. By regulation, the FDA is required to review a 510(k) within 90 days of submission of the application. As a practical matter, clearance often takes longer. All currently marketed Acticoattm products with our SILCRYSTtm coatings have been cleared for marketing pursuant to the 510(k) process.
          The FDA has broad post-market regulatory and enforcement powers with respect to medical devices, similar to those for drug products. Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, consent decrees, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA’s refusal to grant future pre-market clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.
          New Drug Approval Process. To obtain approval of a new drug product from the FDA, we must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate and proposed labeling. The testing and collection of data and the preparation of necessary applications are expensive and time-consuming.
          The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing in compliance with FDA regulations; submission of an investigational new drug application which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and submission and approval of an NDA by the FDA. The applicant typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase 2 clinical trials, in addition to safety risk, efficacy is assessed in a patient population. Phase 3 clinical trials typically involve additional testing of safety and clinical efficacy in an expanded population at geographically-dispersed test sites.
          Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. At each site where we sponsor a clinical trial, the Institutional Review Board, or IRB, for that site generally must approve the clinical trial design and patient informed consent form to be used at that site and may also require the clinical trial at that site to be halted, either temporarily or permanently, for failure to comply with that IRB’s requirements, or may impose other conditions.
          The applicant must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, in the form of an NDA, including payment of a user fee. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The review process may be extended if the FDA requests additional information or clarification regarding information already provided in the submission. If the FDA’s evaluations of the safety and efficacy data in the NDA and the manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure a final approval letter, authorizing commercial marketing of the drug for certain indications. If the FDA’s evaluation of the NDA submission and the manufacturing procedures and facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.
          Manufacturing cGMP Requirements. If and when we manufacture pharmaceutical products, we will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s current good manufacturing practices, or cGMP, regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facility for our products must meet cGMP requirements to the satisfaction of the FDA pursuant to a pre-NDA approval inspection before we can use them. We and some of our third party service providers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.
          Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product withdrawal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following the approval.

European Union Regulation
          Marketing Authorizations for Drugs. In order to gain marketing approval of any of our drug products in Europe, we must submit for review an application similar to a U.S. NDA to the relevant authority. In contrast to the United States, where the FDA is the only authority that administers and approves NDAs, in Europe there are multiple authorities that administer and approve these applications. Marketing authorizations in Europe expire after five years but may be renewed.
          We believe that our nanocrystalline silver drugs will be reviewed by the Committee for Medicinal Products for Human Use, or CHMP, on behalf of the European Medicines Agency, or EMEA. Based upon the review of the CHMP, the EMEA provides an opinion to the European Commission on the safety, quality and efficacy of the drug. The decision to grant or refuse an authorization is made by the European Commission.
          Approval of applications can take several months to several years, or be denied. This approval process can be affected by many of the same factors relating to safety, quality and efficacy as in the approval process for NDAs in the United States. As in the United States, European drug regulatory authorities can require that additional nonclinical studies and clinical trials be performed. The need for such studies or trials, if imposed, may delay marketing approval and involve unbudgeted costs. Inspection of clinical investigation sites by a competent authority may also be required as part of the regulatory approval procedure. In addition, as a condition of marketing approval, regulatory agencies in Europe may require post-marketing surveillance to monitor for adverse effects, or other additional studies as deemed appropriate. The terms of any approval, including labeling content, may be more restrictive than expected and could affect the marketability of a product. In addition, after approval for the initial indication, further clinical studies are usually necessary to gain approval for any additional indications.
          European GMP. In the European Union, the manufacture of pharmaceutical products and clinical trial supplies is subject to good manufacturing practice, or GMP, as set forth in the relevant laws and guidelines. Compliance with GMP is generally assessed by the competent regulatory authorities. They may conduct inspections of relevant facilities, and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. Further inspections may occur over the life of the product.
          Medical Devices. All of Smith & Nephew’s Acticoattm products are classified as medical devices in the European Union. In order to sell its medical device products within the European Union, Smith & Nephew is required to achieve compliance with the requirements of the relevant Medical Devices Directive, or MDD, and its national implementations and affix CE markings on its products to attest to such compliance. Therefore, Smith & Nephew must meet the “Essential Requirements,” as defined under the MDD, relating to safety and performance of its products and, prior to their marketing, must successfully undergo verification of its regulatory compliance (“conformity assessment”) by a so-called Notified Body, which is usually a private entity that has been certified and equipped with respective rights by governmental regulators.
          The nature of the assessment depends on the regulatory class of the product. Under European law, any medical device products we may develop are likely to be in class III. In the case of class III products, a company must follow the requirements set forth in Article 11 of the MDD and its relevant Annexes, which may impose the obligation to establish and maintain a complete quality system for design and manufacture as described in Annex II of the MDD (this corresponds to a quality system for design described in the standards ISO 9001 and EN 46001 as amended, in particular by EN ISO 13485: 2000 and EN ISO 13488: 2000). The Notified Body must audit this quality system and determine if it meets the requirements of the MDD. In addition, the Notified Body must approve the specific design of each device in class III. As part of the design approval process, the Notified Body must also verify that the products comply with the Essential Requirements of the MDD. In order to comply with these requirements, a company must, among other things, complete a risk analysis and present sufficient clinical data. The clinical data presented by a company must provide evidence that the products meet the performance specifications claimed by a company, provide sufficient evidence of adequate assessment of unwanted side effects and demonstrate that the benefits to the patient outweigh the risks associated with the device. A company will be subject to continued supervision by the Notified Body and competent authorities and will be required to report any serious adverse incidents to the appropriate authorities. A company will also be required to comply with additional national requirements that are beyond the scope of the MDD.
          Smith & Nephew is entitled to affix a CE marking on all of its wound care products with our SILCRYSTtm coatings that are currently marketed in the European Union. There can be no assurance that we or Smith & Nephew will be able to maintain the requirements established for CE marking for any or all of these products or that we will be able to produce these products in a timely and profitable manner while complying with the requirements of the MDD and other regulatory requirements.

Environmental and Occupational Safety and Health Regulations
          Our operations are subject to extensive federal, state, provincial and municipal environmental statutes, regulations and policies, including those promulgated by the Occupational Safety and Health Administration, the Environmental Protection Agency, or EPA, Environment Canada, Alberta Environment, the Department of Health Services, and the Air Quality Management District, that govern activities and operations that may have adverse environmental effects such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes. Some of these statutes and regulations impose strict liability for the costs of cleaning up, and for damages resulting from, sites of spills, disposals, or other releases of contaminants, hazardous substances and other materials and for the investigation and remediation of environmental contamination at properties leased or operated by us and at off-site locations where we have arranged for the disposal of hazardous substances. In addition, we may be subject to claims and lawsuits brought by private parties seeking damages and other remedies with respect to similar matters. If we are subject to governmental or private claims, lawsuits or other actions alleging that we violated environmental laws or that our operations or facilities are not in compliance with environmental laws, we may incur substantial legal costs and we could be subject to fines, penalties and damage awards and we could be required to make substantial expenditures to clean up contaminated sites, any of which could have a material adverse effect on our business.
          We have not to date needed to make material expenditures to comply with current environmental statutes, regulations and policies. However, we cannot accurately predict the impact and costs that future statutes, regulations and policies will impose on our business.
Employees
          As of September 30, 2005, we had a total of 130 employees in Canada and the United States. Of these 130 employees, 21 were engaged in research and development, 7 in clinical research, 84 in manufacturing and quality assurance and 18 in administration. We had 62, 70 and 92 employees at the end of

2002, 2003 and 2004, respectively. No employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relations with employees to be good.
Facilities and Manufacturing
          We lease from Westaim in Fort Saskatchewan, Alberta, 71,136 square feet of manufacturing, laboratory and office space of which 63,006 square feet is subject to an initial term of 10 years, expiring in 2015. All leased space is subject to successive additional five year renewal terms expiring in 2025, at renewal rates equal to the greater of fair market value or existing base rent plus Alberta CPI (Consumer Price Index) increases since the last rent was determined. We also lease from a third party 23,567 square feet of office and laboratory space in Wakefield, Massachusetts for administration, marketing, sales and pharmaceutical research and development. This lease expires in 2009, with options to extend for two terms of five years each.
          We estimate that our existing production facility in Fort Saskatchewan has the capacity to produce Acticoattm products with a value, expressed in terms of the sales price to end users, of approximately $75 million, based on existing product mix and current sales prices. Our capacity is fully utilized for customer demand for Smith & Nephew sales and inventory requirements and research and development. We estimate that the expansion of our Fort Saskatchewan production facility will increase our manufacturing capacity by approximately 30%, depending on product mix. This estimate is based on a number of assumptions and uncertainties, and actual increases in capacity may be different.
Legal Proceedings
          In the normal course of business, we may be subject to litigation and claims from third parties. We are not currently a party to any material legal proceedings.

MANAGEMENT
          The following table sets forth certain information, as of November 30, 2005, regarding our executive officers and the persons who will be our directors upon the completion of this offering:

Name	Age	Position

Scott H. Gillis	53	President, Chief Executive Officer and a Director
Paul J. Schechter, M.D., Ph.D.	66	Vice President, Drug Development & Regulatory Affairs and Chief Medical Officer
Eliot M. Lurier	47	Vice President, Finance and Administration
David C. McDowell	50	Vice President, Manufacturing Operations
Barry M. Heck(1)(2)(3)	43	Chairman of the Board
Neil Carragher(1)	67	Director
Roger G.H. Downer, Ph.D.(2)(3)	62	Director
Richard W. Zahn(1)(2)(3)	54	Director

(1)	Member of our audit committee.

(2)	Member of our human resources and compensation committee.

(3)	Member of our corporate governance and nominating committee.
          Scott H. Gillis has been our President and Chief Executive Officer since 1999 and will become a director prior to the completion of this offering. Prior to 1999, he served as President and Chief Executive Officer of Li Medical, a medical device company, and as Vice President, Wound and Skin Care of Convatec, a division of Bristol-Myers Squibb, and as Vice President and General Manager of Convatec USA. Mr. Gillis has an M.B.A. from Xavier University and a B.A. in Biology and Chemistry from Salem State College. Mr. Gillis resides in Concord, Massachusetts.
          Paul J. Schechter, M.D., Ph.D. has been our Vice President, Drug Development & Regulatory Affairs and Chief Medical Officer since May 2002. From 1998 to April 2002, he served as a Vice President of MacroChem Corporation, a drug delivery company. Prior to 1998, he held senior research and drug development positions at Fujisawa Pharmaceutical Company, Hybridon, Inc., a biotechnology company, and Merrell Dow, a pharmaceutical company, where he guided a number of new chemical entities through Phase 1, 2 and 3 clinical trials to regulatory approval. He has published more than 140 papers in the fields of biochemistry, pharmacology, pharmacokinetics, drug metabolism and clinical medicine and has seven U.S. published patents. Dr. Schechter began his career at the National Institutes of Health in Bethesda, Maryland and has been elected to membership in numerous professional societies in the United States and abroad. Dr. Schechter received his M.D. and Ph.D. in Pharmacology from the University of Chicago. Dr. Schechter resides in Dover, Massachusetts.
          Eliot M. Lurier has been our Vice President, Finance and Administration since April 2005. From 2004 to 2005, he served as Consulting Chief Financial Officer to Bridge Pharmaceuticals, Inc., a spin off of SRI International focusing on drug development services in Asia. From 2002 to 2004, Mr. Lurier served as Consulting Chief Financial Officer to Linden Bioscience Inc., a venture backed integrator of functional genomics technology. From 2000 to 2002, he served as Chief Financial Officer and Treasurer of Admetric Biochem, Inc., a venture backed company. From 1998 to 2000, Mr. Lurier was Chief Financial Officer and Vice President Finance of Ascent Pediatrics, Inc., a publicly traded pediatric pharmaceutical company. He holds a B.S. in Accounting from Syracuse University and is a certified public accountant in Massachusetts. Mr. Lurier resides in Natick, Massachusetts.
          David C. McDowell has been our Vice President, Manufacturing Operations since July 2005. From January 2003 to July 2005, he was General Manager Sterile Manufacturing and Head of Lens Care Products Global Supply of Novartis’ CIBA Vision where he was responsible for global manufacturing and supply of lens care and ophthalmic products. From June 1984 to January 2003, he held senior positions with

GlaxoSmithKline and Sterling Winthrop. Mr. McDowell has a B.A.Sc. in Industrial Engineering from the University of Toronto. Mr. McDowell resides in Edmonton, Alberta.
          Barry M. Heck has served as a director since December 1997 and will become Chairman of the Board prior to the completion of this offering. Mr. Heck has been the President, Chief Executive Officer and a Director of Westaim since January 2003. From January 1997 to January 2003, Mr. Heck served as a Senior Vice President of Westaim. Mr. Heck holds an LL.B. from the University of Alberta. Mr. Heck resides in Calgary, Alberta.
          Neil Carragher will become a director prior to the completion of this offering. Mr. Carragher has been the Chairman of The Corporate Partnership Ltd., a management consulting group, for more than five years. Mr. Carragher is a director of Westaim and Agrium Inc. Mr. Carragher holds a B.Sc. from the University of Glasgow and an M.Sc. from the University of London. Mr. Carragher resides in Toronto, Ontario.
          Roger G.H. Downer, Ph.D will become a director prior to the completion of this offering. Dr. Downer has been the President and Vice-Chancellor of the University of Limerick, Ireland since 1998. Prior to that, Dr. Downer was President of the Asian Institute of Technology from 1996 to 1998. Dr. Downer is a director of Westaim and of Shannon Free Airport Development Company Ltd. Dr. Downer holds a B.Sc. and M.Sc. from Queen’s University Belfast and a Ph.D from the University of Western Ontario. Dr. Downer resides in Killaloe, Ireland.
          Richard W. Zahn will become a director prior to the completion of this offering. From 1992 to 2003, Mr. Zahn held numerous senior management positions within the Schering Plough Corporation, a global research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical biotechnology products and health care products, including President of Schering Laboratories from 1996 until July 2003, and Corporate Vice President of Schering-Plough Corporation, from 2001 to December 2003. Schering Laboratories is the U.S. prescription marketing arm for Schering Plough. Mr. Zahn holds a B.S. in Business Administration from Kansas State Teachers College. Mr. Zahn resides in Oldwick, New Jersey.
          We intend to appoint two additional independent directors to our Board of Directors within 12 months following this offering.
          There are no family relationships between any of our executive officers or directors. The business address of each of our executive officers and directors is 50 Audubon Road, Suite B, Wakefield, Massachusetts 01880.
Composition of our Board of Directors
          Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated. Our articles currently provide that the number of directors may be between three and 15; provided that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the Business Corporations Act (Alberta), at least 25% of our directors must be resident Canadians.
Committees of the Board of Directors
          Our board of directors currently has three committees: the audit committee, the human resources and compensation committee and the corporate governance and nominating committee.

Audit Committee
          The members of our audit committee are Barry M. Heck, Neil Carragher and Richard W. Zahn, each of whom is a non-employee member of our board of directors. Mr. Heck chairs the committee and we do not presently designate an audit committee financial expert (as defined under SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). However, our board has determined that each member of our audit committee is financially literate and at least one member of our audit committee meets the financial sophistication requirements of the Nasdaq Stock Market. Our board of directors has determined that Messrs. Carragher and Zahn are independent members of our board of directors under the current requirements of the Nasdaq Stock Market, the Toronto Stock Exchange and the rules and regulations of the SEC and Canadian provincial securities regulatory authorities. We intend that our audit committee will consist solely of independent directors within 12 months of the completion of this offering, as required by the Nasdaq Stock Market and Multilateral Instrument 52-110—Audit Committees.
          Our audit committee is responsible for overseeing our financial reporting processes on behalf of our board of directors. Our independent auditors report directly to our audit committee. Specific responsibilities of our audit committee include:

•	evaluating the performance, and assessing the qualifications, of our independent auditors and recommending to our board of directors the appointment of, and compensation for, our independent auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services;

•	subject to the appointment of our independent auditors by our shareholders, determining and approving the engagement of, and compensation to be paid to, our independent auditors;

•	determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our independent auditors to perform any proposed permissible non-audit services;

•	reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our board of directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our board of directors;

•	conferring with our independent auditors and with our management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with our management and independent auditors, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including our major financial risk exposures and investment and hedging policies and the steps taken by our management to monitor and control these exposures; and

•	reviewing our compliance with environmental, health and safety and other laws and regulations that may have an impact on our financial results.

Human Resources and Compensation Committee
          The members of our human resources and compensation committee are Roger G. H. Downer, Richard W. Zahn and Barry M. Heck. Dr. Downer chairs the committee. Our board of directors has determined that Dr. Downer and Mr. Zahn are independent members of our board of directors under the current requirements of the Nasdaq Stock Market, the Toronto Stock Exchange and the rules and regulations of the Canadian provincial securities regulatory authorities. We intend that our human resources and compensation committee will consist solely of independent directors within 12 months of the completion of this offering, as required by the Nasdaq Stock Market.
          Specific responsibilities of our human resources and compensation committee include:

•	reviewing and making recommendations to our board of directors with respect to our chief executive officer and other executive officers in relation to their:

•	annual base salary;

•	annual incentive bonus, including the specific goals and amount;

•	equity compensation;

•	employment agreements, severance arrangements and change in control agreements/provisions; and

•	other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

•	overseeing management succession planning;

•	preparing any report on compensation to be included in our periodic filings or proxy statement; and

•	acting as administrator of our amended equity incentive plan and determining its use, from time to time, as a form of incentive compensation for those entitled to receive grants of stock options and other benefits under that plan.

Corporate Governance and Nominating Committee
          The members of our corporate governance and nominating committee are Richard W. Zahn, Barry M. Heck and Roger G. H. Downer. Mr. Zahn chairs the committee. Our board of directors has determined that Dr. Downer and Mr. Zahn are independent members of our board of directors under the current requirements of the Nasdaq Stock Market, the Toronto Stock Exchange and the rules and regulations of the Canadian provincial securities regulatory authorities. We intend that our corporate governance and nominating committee will consist solely of independent directors within 12 months of the completion of this offering, as required by the Nasdaq Stock Market.
          Specific responsibilities of our corporate governance and nominating committee include:

•	reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors;

•	reviewing, soliciting and making recommendations to our board of directors and shareholders with respect to candidates for election to the board;

•	reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto; and

•	developing and reviewing a set of corporate governance principles for our company.
Director Compensation
          From our inception until the closing of this offering, we did not pay any of our directors cash compensation for serving as a director and we did not grant to any of our directors stock options to purchase our common shares.
          Our board of directors approved, effective on the closing date of this offering, a policy regarding compensation for our non-employee directors. The policy provides that:

•	each non-employee director will receive $2,500 for each board meeting attended in person ($1,000 for meetings attended by video or telephone conference);

•	each non-employee director will, upon their election to our board, receive, under our amended equity incentive plan, an initial stock option grant to purchase 20,000 of our common shares, as well as an annual stock option grant to purchase 10,000 common shares. Messrs. Carragher, Downer and Zahn will receive their initial grant of options to purchase 20,000 common shares each, at an exercise price equal to the public offering price per common share set forth on the cover of this prospectus, in connection with this offering. These stock options will vest in equal annual amounts on the first three anniversaries of the date of grant;

•	the chairman of our audit committee will receive $2,500 for each committee meeting attended in person ($1,500 for meetings attended by video or telephone conference) and each other member of such committee will receive $1,000 per committee meeting attended in person ($750 for meetings attended by video or telephone conference); and

•	the chairmen of our human resources and compensation committee and corporate governance and nominating committee will receive $1,500 per committee meeting attended in person ($1,000 for meetings attended by video or telephone conference) and each other member of such committees will receive $750 per committee meeting attended in person ($500 for meetings attended by video or telephone conference).
          All of our directors are reimbursed for out-of-pocket expenses incurred in attending board and committee meetings.
Compensation Committee Interlocks and Insider Participation
          No member of our human resources and compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or human resources and compensation committee.
Scientific Advisory Board
          Our scientific advisory board is made up of a group of experienced scientists and clinicians chosen for their particular expertise. Members of our scientific advisory board consult with us regularly on matters relating to:

•	our research and development programs;

•	the design and implementation of our clinical trials;

•	market opportunities from a clinical perspective;

•	new technologies relevant to our research and development; and

•	scientific and technical issues relevant to our business.
          The current scientific advisory board members are:

Name	Professional Affiliation

Allen J. Bard, Ph.D.	• Hackerman-Welch Regents Chair in Chemistry Department of Chemistry and Biochemistry, The University of Texas at Austin

• Member, National Academy of Sciences

• Formerly Editor-in-Chief, Journal of the American Chemical Society

• Formerly President, International Union of Pure and Applied Chemistry

Robert H. Demling, M.D.	• Professor of Surgery, Harvard Medical School, Boston

• Director, Intensive Care Unit, Brigham and Women’s Hospital, Boston

• Director, Burn Center, Brigham and Women’s Hospital, Boston

• Surgeon, Brigham and Women’s Hospital, Boston

• Formerly President, American Burn Association

Byron D. McLees, M.D., Ph.D.	• Formerly Chief Medical Officer, ClinTrials Research, Inc.

• Formerly President, MPI Development

• Formerly Vice President Worldwide Clinical Development and Medical Affairs, Procter and Gamble Pharmaceuticals

• Formerly Chief Medical Officer, The Upjohn Company

• Formerly Professor of Medicine and Director of Pulmonary/ Critical Care Medicine, Bowman Gray School of Medicine

Paul M. Newberne, D.V.M., Ph.D.	• Professor of Pathology Emeritus, Boston University School of Medicine

• Professor of Nutritional Pathology Emeritus, Massachusetts Institute of Technology

• Formerly President, American College of Veterinary Pathologists

• Formerly Scientific Advisory Board, FDA Center for Toxicological Research (NCTR)

• Formerly Chairman, FDA Expert Panel, Evaluation of Flavor, Extract and Food Additive for Generally Regarded as Safe status

Robert S. Stern, M.D.	• Professor of Dermatology, Harvard Medical School

• Chairman, Department of Dermatology, Beth Israel Deaconess Medical Center, Boston

• Formerly Chairman, Dermatologic Drugs Advisory Committee, U.S. Food and Drug Administration

• Formerly Co-editor, Archives of Dermatology

Michael Weintraub, M.D.	• Weintraub Pharmaceutical Consulting

• Formerly Head, Clinical Pharmacology, University of Rochester Medical School, New York

• Formerly Director, Office of Drug Evaluation 5 (OTC Drugs, Dermatologic/ Dental Drugs, Analgesics, Anti-inflammatory and Ophthalmologic Drugs), U.S. Food and Drug Administration

• Editor Emeritus, Current Therapeutics Research
          We compensate scientific advisory board members with fees for attendance at meetings and other advisory services. Each scientific advisory board member also receives a one-time grant of an option to purchase 3,520 of our common shares. We may add additional members to our scientific advisory board in the future.

Executive Compensation
          The following table sets forth all compensation awarded to, or earned by, our President and Chief Executive Officer and our other two most highly compensated executive officers who were employed by us as of December 31, 2004 and whose salary and bonus exceeded $100,000 during 2004. We refer to these individuals elsewhere in this prospectus as our “named executive officers.”
Summary Compensation Table

					Long Term
					Compensation Awards
		Annual Compensation
					Number of Shares
				Other Annual	Underlying Options
Name and Principal Position	Year	Salary	Bonus	Compensation	Granted

Scott H. Gillis	2004	$245,000	$105,774	$20,000	–
President and Chief	2003	245,000	107,553	20,000	25,940
Executive Officer	2002	235,000	81,216	20,000	51,880
Paul J. Schechter, M.D., Ph.D.	2004	$226,590	$82,772	–	16,213
Vice President, Drug	2003	217,875	96,272	–	12,970
Development & Regulatory	2002	210,000	36,260	–	38,910
Affairs and Chief
Medical Officer
Domenic J. Vatalero(1)	2004	$218,642	$89,951	–	16,213
Former Vice President	2003	205,425	87,544	–	19,455
of Marketing	2002	198,000	80,209	–	–

(1)	Mr. Vatalero retired as Vice President of Marketing on July 4, 2005. Mr. Vatalero is being paid on a part-time basis through December 31, 2005.
Option Grants in 2004
          The following table sets forth each option to purchase our common shares granted during the year ended December 31, 2004 to our named executive officers.

	Individual Grants				Potential Realizable
Value at Assumed
		Percent of			Annual Rates of
	Number of	Total			Share Price
	Securities	Options			Appreciation for
	Underlying	Granted to	Exercise		Option Term(1)
	Options	Employees	Price Per
Name	Granted	in 2004	Share(1)	Expiration Date	5%	10%

(in thousands)
Scott H. Gillis	–	–	–	–	–	–
Paul J. Schechter, M.D., Ph.D.	16,213	16.7%	$3.08	September 2014	$205	$331
Domenic J. Vatalero	16,213	16.7%	$3.08	July 2014	$203	$325

(1)	Potential realizable value is the hypothetical gain that could be achieved if options were exercised at the end of their terms. This determination assumes options are exercised at the end of their terms, based on assumed annually compounded rates of share appreciation of 5% and 10% and based on the public offering price per common share set forth on the cover of this prospectus, net of the exercise price but before taxes associated with exercise. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate or projection of future common share prices. Actual gains, if any, on option exercises will depend on the future market price of our common shares. Exercise prices are denominated in Canadian dollars and have been translated into U.S. dollars for purposes of this table at the noon buying rate reported by the Federal Reserve Bank of New York on September 30, 2005 of U.S.$1.00 = C$1.1607.

December 31, 2004 Option Values
          No options to purchase our common shares were exercised by our named executive officers during the year ended December 31, 2004. The following table sets forth certain information with respect to the total value of options held by each named executive officer as of December 31, 2004. Because there was no public trading market for the common shares as of December 31, 2004, the hypothetical value of the unexercised in-the-money options at December 31, 2004 has been calculated using the public offering price per common share set forth on the cover page of this prospectus, net of the applicable exercise price but before taxes associated with exercise.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares		Options at December 31, 2004		December 31, 2004 ($)(1)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

		(in millions)			(in millions)
Scott H. Gillis	272,370	$1.9	263,724	8,646	$1.8	$0.1
Paul J. Schechter, M.D., Ph.D.	68,093	0.5	52,960	15,133	0.4	0.1
Domenic J. Vatalero	68,093	0.5	50,799	17,294	0.4	0.1

(1)	Exercise prices are denominated in Canadian dollars and have been translated into U.S. dollars for purposes of this table at the noon buying rate as reported by the Federal Reserve Bank of New York on September 30, 2005 of U.S.$1.00 = C$1.1607.
Equity Incentive Plan
          Our 1998 equity incentive plan will be amended and restated prior to the completion of this offering, subject to receipt of approval from the Toronto Stock Exchange. We refer to the amended and restated 1998 equity incentive plan in this prospectus as the amended equity incentive plan or the plan. The plan will be administered by the human resources and compensation committee of our board of directors. Under the terms of the plan, the human resources and compensation committee may grant options to purchase our common shares, share appreciation rights, or SARs, restricted shares, other share-based awards and incentive awards.
          Eligible Participants. The human resources and compensation committee may grant awards under the plan to our directors, officers, employees, consultants and other service providers, which we refer to as participants.
          Options. Under the plan, we may grant options intended to qualify as incentive stock options under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and non-qualified stock options. The exercise price of options granted under the plan will be established by the human resources and compensation committee at the time of grant. However, the exercise price at the time of grant will not be lower than the “fair market price” per common share on the date of grant. The fair market price shall be the closing price of the common shares on the exchange (as described below) for the trading day immediately preceding the date on which the granting of the option is approved by the human resources and compensation committee. The “exchange” means the Nasdaq Stock Market or, if the common shares are not then listed and posted for trading on the Nasdaq Stock Market, on such stock exchange or quotation system on which such shares are listed, posted for trading or quoted.
          Share Appreciation Rights. Share appreciation rights may entitle the holder to a payment in cash, common shares or both, at our option, valued by reference to, or otherwise based on or related to the value of, our common shares. The following three types of SARs are authorized for issuance under the plan:

•	Tandem Rights. A “tandem right” is a SAR granted in connection with an option that is subject to the same terms and conditions applicable to the particular option grant to which it pertains with the following exceptions: the tandem right shall require the holder to elect between the exercise of the underlying option to purchase common shares and the surrender, in whole or in part, of such option in exchange for a payment of cash or, if provided in the award agreement, at our option in common shares, in an amount equal to the excess of (A) the fair market price of the number of common shares covered by that portion of the surrendered option in which the optionholder is vested over (B) the aggregate exercise price payable for such vested shares. For the purposes of tandem rights, fair market price shall be equal to the closing price immediately preceding the date of the option surrender.

•	Concurrent Rights. A “concurrent right” is a SAR granted in connection with an option that applies to all or a portion of common shares subject to the underlying option and which is subject to the same terms and conditions applicable to the particular option grant to which it pertains with the following exceptions: a concurrent right shall be exercised automatically at the same time the underlying option is exercised with respect to the common shares to which the concurrent right pertains and, on exercise, entitles the holder to receive a payment of cash or, if provided in the award agreement, at our option in common shares, in an amount equal to the excess of (A) the aggregate fair market price of the common shares purchased under the underlying option over (B) the aggregate exercise price paid for such shares. For the purposes of concurrent rights, fair market price shall be equal to the closing price immediately preceding the date of the exercise of the concurrent right.

•	Independent Rights. An “independent right” means a SAR granted independently of any option but that is subject to the same terms and conditions applicable to an option with the following exceptions: an independent right shall be denominated in share equivalents. Upon exercise, independent rights will be payable in cash or, if provided in the award agreement, at our option in common shares, in an amount equal to the excess of (A) the aggregate fair market price of a number of common shares equal to the number of share equivalents in which the holder is vested under such independent right, and with respect to which the holder is exercising the independent right on such date, over (B) the aggregate exercise price for the independent right exercised. For the purposes of independent rights, fair market price shall be equal to the closing price immediately preceding the date of exercise of the independent right.

          Restricted Shares. Restricted shares are grants of common shares that are subject to vesting based upon the passage of time or other criteria specified in the award agreement for the restricted shares. Restricted shares may be granted in consideration of the performance of services or payments by a participant. Each grant or sale will constitute an immediate transfer of the ownership of common shares to the participant, subject to the vesting conditions specified in the award agreement. Depending on the terms of the award agreement, participants may be entitled to dividends declared by us on our common shares and to vote the restricted common shares during the restricted period.
          Other Stock-Based Awards. Other stock based awards are awards other than options, SARs or restricted shares that are denominated in, valued in whole or in part by reference to, or otherwise based on or related to our common shares.
          Incentive Awards. Incentive awards are performance based awards that are denominated in dollars. Both annual and long-term incentive awards may be granted under the plan. Performance goals for incentive awards under the plan will be established by the human resources and compensation committee administering the plan. Performance goals for awards intended to constitute performance-based compensation under Section 162(m) of the Code may include a wide variety of specified measures of our operating results or other criteria established by the human resources and compensation committee at the time of grant.
          Shares Reserved; Plan Limits. The aggregate number of common shares reserved for issuance under the plan is 2,200,000 shares. The plan provides that the aggregate number of common shares issued to any one participant pursuant to the plan, within a one-year period, shall not exceed 2,200,000 common shares. The plan provides that the aggregate number of common shares issued to any one participant pursuant to the plan, within a one-year period, shall not exceed 5% of the outstanding issue on a non-fully diluted basis, and the number of common shares reserved for issuance to any one participant pursuant to the plan may not exceed 5% of the outstanding issue on a non-fully diluted basis. Common shares issuable upon the exercise of awards granted under the plan but not exercised prior to expiration are not available for subsequent grants under the plan.

          Adjustment. The human resources and compensation committee is authorized to adjust the number, character and value of common shares underlying awards granted under the plan to reflect sub-divisions, consolidations or re-classification of our common shares or other changes in our authorized or issued capital, or our payment of stock dividends or other dividends-in-kind.
          Other Terms. If the recipient of an option or SAR ceases to be an eligible participant under the plan for any reason other than death or permanent disability, the rights under the awards held by such a recipient will terminate either 30 days after they cease to be an eligible participant or the expiration of such awards, whichever is earlier.
          If the recipient of an option or SAR ceases to be an eligible participant under the plan by reason of death or permanent disability, the rights under the awards held by such a recipient will terminate either 180 days after they cease to be an eligible participant or the expiration of such award, whichever is earlier.
          Under our existing 1998 equity incentive plan, options and SARs may, at our option (and with the consent of Westaim), be settled in common shares in the capital of Westaim. Under our amended equity incentive plan, awards, including currently outstanding options and SARs, may be settled only in our common shares or, if applicable, cash.
          Amendments. Our board of directors shall have the right, in its sole discretion, to alter, amend or discontinue the plan from time to time and at any time, subject to, as applicable, requisite stock exchange approval and any requisite regulatory approvals; provided however that no such amendment or alteration may, without the consent of the participant, alter or impair any award previously granted to a participant. Any amendment to the plan may require the prior approval of the exchange and applicable regulatory authorities and may require the approval of our shareholders, such approval to be obtained from a majority of the holders of common shares (excluding the votes of common shares held directly or indirectly by insiders benefiting from the amendment) present, in person or by proxy, at a duly constituted meeting of the holders of the common shares, in respect of any amendment to the plan which seeks to (i) reduce the exercise price or the purchase price paid for any optioned shares, or (ii) extend the vesting period.
          Transferability. Except as otherwise provided by the human resources and compensation committee, awards granted under the plan are not transferable or assignable by the recipient other than by the recipient’s will or applicable law in the event of the death or permanent disability of such a recipient.
          A U.S. income tax deduction will generally be unavailable for us in regard to annual compensation in excess of $1.0 million paid to any of our five most highly compensated officers. However, amounts that constitute “performance-based compensation” are not counted toward the $1.0 million limit under Section 162(m) of the Code, and it is expected that, generally, options and SARs granted under the plan will satisfy the requirements for “performance-based compensation.”
          The plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, or qualified under Section 401(a) of the Code.
Employment Agreements

Scott H. Gillis
          In December 1999, we entered into an employment agreement and change of control agreement with Scott H. Gillis, our President and Chief Executive Officer. Mr. Gillis currently receives an annual base salary of $250,000, subject to increases at the discretion of our board of directors. Mr. Gillis is also eligible for a discretionary performance bonus of up to 50% of his annual base salary as determined by our board of directors. Under the agreement, either we or Mr. Gillis may terminate his employment at any time. If we terminate Mr. Gillis’ employment for reasons other than just cause (as defined thereunder) he will be entitled to a lump sum payment of 12 months salary, to continued benefits under all benefits plans for a maximum period of 12 months and to the continued vesting of all stock options granted under our amended equity incentive plan for a period of 12 months. In the event of a change of control of NUCRYST, Mr. Gillis will be entitled to immediate vesting of all stock options granted under our amended equity incentive plan and if he elects to leave his employment within 90 days of a change of control of NUCRYST, he will be entitled to receive payment of 12 months salary and to continued benefits under all benefits plans for a maximum period of 12 months.

Paul J. Schechter, M.D., Ph.D.
          In March 2002, we entered into an employment agreement with Paul J. Schechter, M.D., Ph.D. our Vice President of Drug Development & Regulatory Affairs and Chief Medical Officer. Dr. Schechter currently receives an annual base salary of $235,634, subject to increases at the discretion of our board of directors. Dr. Schechter is also eligible for a discretionary performance bonus of up to 50% of his annual base salary as determined by our board of directors. Under the agreement, either we or Dr. Schechter may terminate his employment at any time. If we terminate Dr. Schechter’s employment for reasons other than for cause he will be entitled to a lump sum payment of six months salary and continued benefits under all benefits plans for a maximum period of six months.

Eliot M. Lurier
          In March 2005, we entered into an employment agreement with Eliot M. Lurier, our Vice President, Finance and Administration. Mr. Lurier currently receives an annual base salary of $145,000, subject to increases at the discretion of our board of directors. Mr. Lurier is also eligible for a discretionary performance bonus of up to 50% of his annual base salary as determined by our board of directors. Under the agreement, either we or Mr. Lurier may terminate his employment at any time.

David C. McDowell
          In June 2005, we entered into an employment agreement with David C. McDowell, our Vice President, Manufacturing Operations. Mr. McDowell currently receives an annual base salary of C$215,000, subject to increases at the discretion of our board of directors. Mr. McDowell is also eligible for a discretionary performance bonus of up to 50% of his annual base salary as determined by our board of directors. Under the agreement, either we or Mr. McDowell may terminate his employment at any time.
Limitation of Liability and Indemnification of Directors and Officers
          See “Description of Share Capital— Limitation of Liability and Indemnification of Directors and Officers” for a description of indemnity agreements that we have entered into with all of our directors and executive officers and certain provisions of Alberta law and our by-laws that limit the liability of directors and officers under certain circumstances.

PRINCIPAL SHAREHOLDERS
          The following table sets forth information regarding beneficial ownership of our common shares as of September 30, 2005 by:

•	each person known by us to be the beneficial owner of more than 5% of our common shares;

•	our named executive officers;

•	our directors; and

•	our directors and executive officers as a group.
          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. As required by those rules, the number of common shares beneficially owned by any person includes any shares the individual has the right to acquire within 60 days of September 30, 2005. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days are included for that person or group, but not for the share ownership of any other person or group.
          Except as noted by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them.
          The table below lists the applicable percentage ownership based on 9,727,500 shares outstanding as of September 30, 2005, and also lists applicable percentage ownership based on common shares to be outstanding immediately after the closing of this offering. The number of common shares to be outstanding after the closing of this offering is based on common shares outstanding as of September 30, 2005 and an assumed 3,852,200 common shares to be issued to Westaim in connection with this offering as described under “Prospectus Summary—The Offering.” As described in note (1) below, the actual number of common shares issued to Westaim will be greater than this amount.

	Number of	Percentage of	Number of	Percentage of
	Shares Beneficially	Shares	Shares	Shares
	Owned Before	Beneficially Owned	Beneficially Owned	Beneficially Owned
Name and Address of Beneficial Owner	Offering	Before Offering	After Offering(1)	After Offering(1)

The Westaim Corporation	9,727,500	100%	13,579,700	75.1%
10102—114th Street Fort Saskatchewan, Alberta T8L 3W4
Scott H. Gillis(2)	263,724	2.6	263,724	1.4
Paul J. Schechter, M.D., PhD.(2)	52,960	*	52,960	*
Eliot M. Lurier	—	—	—	—
David C. McDowell	—	—	—	—
Barry M. Heck	—	—	—	—
Neil Carragher	—	—	—	—
Roger G.H. Downer, Ph.D.	—	—	—	—
Richard W. Zahn	—	—	—	—
All directors and executive officers as a group (8 persons)(2)	316,684	3.2	316,684	1.7

*	Less than one percent.

(1)	Assumes that we issue 3,852,200 common shares to Westaim in connection with this offering in exchange for certain debt we owe to Westaim. However, as described above under “Prospectus Summary — The Offering,” the actual number of common shares we will issue to Westaim in connection with this offering will be approximately 112,000 shares greater than the foregoing number of shares.

(2)	Includes the options to purchase common shares exercisable within 60 days of September 30, 2005 as follows: 263,724 shares for Mr. Gillis; and 52,960 shares for Dr. Schechter.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
          We have entered into the following agreements with our named executive officers, our directors and Westaim, which was the only holder of our common shares prior to this offering.
Employment Agreements
          We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Management— Employment Agreements.”
Director and Officer Indemnification
          Our by-laws contain provisions for the indemnification of our directors and officers. Additionally we have entered into indemnity agreements with all of our directors and executive officers. See “Description of Share Capital— Limitation of Liability and Indemnification of Directors and Officers.”
Relationship with Westaim
          We have entered into the following agreements and arrangements with Westaim. The following summary of certain provisions of the agreements described below is not complete. For more detailed information, please see the copies of forms of these agreements that are filed as exhibits to the registration statement of which this prospectus is a part.

Westaim Lease
          Our Fort Saskatchewan, Alberta facility is rented from Westaim. On July 1, 2005, we entered into a lease agreement formalizing the previous rental terms and conditions. Of the 71,136 square feet of manufacturing, laboratory and office space, 63,006 square feet is subject to an initial term of 10 years, expiring in 2015. All leased space is subject to successive additional five year renewal terms expiring in 2025, at renewal rates equal to the greater of fair market value or existing base rent plus Alberta CPI (Consumer Price Index) increases since the last rent was determined. Our future minimum commitments under the Fort Saskatchewan, Alberta lease are $0.5 million for each of the years 2005 to 2015. In addition, we are obligated to pay operating expenses such as heat and utilities. In 2004, our lease payments to Westaim were $0.2 million and we paid operating expenses of $0.6 million to Westaim. In 2005, our lease payments to Westaim are expected to be approximately $0.4 million and operating expenses are expected to be approximately $0.9 million as a result of our capacity expansion completed in June 2005.

Services Agreement
          Prior to the completion of this offering, we will enter into a services agreement with Westaim. Pursuant to this agreement, Westaim will provide specified corporate and administrative services, including, but not limited to, insurance and risk management; cash management; legal services; human resources services; payroll processing services; environmental, health and safety services; specified tax and accounting services; and intellectual property licensing services. We will reimburse Westaim for its fully allocated costs (or in the case of services provided by third parties, for the amount it pays to third parties) for providing those services. In 2005, these services are expected to cost approximately $0.8 million and in 2006 approximately $0.9 million; however, the actual costs of these services will depend on the nature and amount of services that we require and therefore may vary from this estimate. Additional services may be agreed upon between the parties from time to time. The agreement may be terminated at any time, in whole or part, (1) by agreement between us and Westaim, (2) upon six months written notice from either party given on or after the first anniversary of the date of the agreement, (3) by Westaim if it wishes to discontinue provision of any service due to the resignation or termination of any key employee or contractor reasonably necessary for the performance of such service or (4) upon written notice from either party in the event of a breach of the agreement not remedied for ten business days following written notice of the breach.

Debt Agreement
          Effective August 31, 2005, the promissory note and operating advances previously owed to Westaim were consolidated into a term loan with a five-year maturity. As of September 30, 2005, the outstanding principal amount of the term loan was $45.4 million, of which $39.4 million bore interest at 10% per annum and the remainder bore interest at 15% per annum. The term loan is secured by first or second liens on substantially all of our assets. Upon the occurrence of an event of default under the term loan, Westaim may demand the immediate repayment of all principal of and interest outstanding on the loan. In addition, upon certain change-of-control events related to us, all principal and interest outstanding on the loan will be immediately payable. If we were to fail to repay all principal and interest outstanding on the loan under either of these circumstances, Westaim could foreclose upon our assets that are pledged as collateral for the term loan. If this were to occur, we would have to amend or obtain waivers under our loan agreement with Westaim or obtain additional financing from a third party to refinance our indebtedness to Westaim. We can provide no assurance that we will be able to do so and any failure to do so would have a material adverse effect on us.
          We intend to use a portion of the proceeds from this offering to repay a portion of the outstanding indebtedness under the term loan. Because we will not repay the entire term loan with a portion of the net proceeds from this offering, Westaim has agreed to exchange the remaining debt for additional common shares 37 days after the date of this prospectus. Following this offering, Westaim does not intend to provide us any additional financing or other financial support. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.”

Master Separation Agreement
          Prior to the completion of this offering, we will enter into a Master Separation Agreement with Westaim providing for the separation of our business from the business of Westaim. The agreement sets forth certain covenants relating to the ongoing relationship between Westaim and us with respect to intellectual property, access to information, retention of records and confidentiality of certain information exchanged between Westaim and us. The agreement requires us to indemnify Westaim for certain losses that may occur as a result of any claims brought by third parties relating to this offering. The agreement also contains mutual releases with respect to certain claims and liabilities arising prior to the completion of this offering.

Registration Rights Agreement
          We have entered into an agreement with Westaim pursuant to which Westaim will have, among other things, registration rights under the Securities Act of 1933 with respect to their common shares and the right to cause us to file a prospectus qualifying the common shares it owns in Canada under applicable Canadian securities laws following this offering. See “Description of Share Capital— Registration Rights” for a further description of the terms of this agreement.

Westaim Directors and Officers
          Three of our directors are also directors of Westaim, including our Chairman, who also serves as President and Chief Executive Officer of Westaim.

DESCRIPTION OF SHARE CAPITAL
          The following is a description of some of the terms of our common shares and preferred shares as set forth in our articles and by-laws and certain related sections of the Business Corporations Act (Alberta), or ABCA, the Delaware General Business Corporation Law, or DGCL, and certain other Canadian laws. Please note that this is only a summary and is not intended to be exhaustive. For more detailed information, please see our articles and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part, and the ABCA, DGCL and those other Canadian laws.
          Upon completion of this offering, our authorized share capital will consist of an unlimited number of common shares, each without par value, and an unlimited number of preferred shares issuable in series.
          Upon completion of this offering, based upon shares and the amount of debt owed to Westaim outstanding as of September 30, 2005, we will have issued and outstanding 18,079,700 common shares and no preferred shares. The number of outstanding common shares includes 3,852,200 common shares assumed to be issued to Westaim in connection with this offering in exchange for debt we owe to Westaim. See “Prospectus Summary — The Offering.” However, as described above under “Prospectus Summary — The Offering,” the actual number of common shares we will issue to Westaim in connection with this offering, and the number of shares to be outstanding after this offering, will be approximately 112,000 shares greater than the foregoing numbers of shares.
Share Capital

Common Shares
          We are authorized to issue an unlimited number of common shares. Holders of our common shares are entitled to one vote per common share at any meeting of our shareholders and are entitled to dividends if, as and when declared by our board of directors, subject to prior satisfaction of rights to dividends attached to any outstanding preferred shares or any other class or series of shares ranking in priority to the common shares with respect to the receipt of dividends. Upon our liquidation, dissolution or winding-up or any other distribution of our property and assets, holders of common shares shall be entitled to receive our remaining property and assets, after payment or provision for our debts and other liabilities and subject to the prior satisfaction of the rights of holders of any outstanding preferred shares or shares of any other class or series ranking in priority to the common shares to receive our property upon our liquidation, dissolution or winding-up or other distribution of our assets.

Preferred Shares
          We are authorized to issue an unlimited number of preferred shares, issuable in one or more series, and, subject to the provisions of the ABCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the common shares. As at the date hereof, no preferred shares are outstanding.

Other Provisions of our Articles and By-laws
          The following is a summary of certain other provisions of our articles and by-laws and certain related sections of the ABCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full versions of our articles and by-laws which are included as exhibits to the registration statement of which this prospectus is a part.

Stated Objects or Purposes
          Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors
          Power to Vote on Matters in which a Director is Materially Interested. A director who:

•	is a party to a material contract or material transaction or proposed material contract or proposed material transaction with us, or

•	is a director or officer of, or has a material interest in, a person who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with us, must disclose in writing to us the nature and extent of their interest, and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

•	is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director or a person in whom the director has an interest, for our benefit or for the benefit of an affiliate of ours;

•	relates to an indemnity or insurance of officers and directors under the ABCA;

•	relates to the remuneration of the director in that person’s capacity as director, officer, employee or agent of ours or an affiliate of ours; or

•	is with an affiliate of ours.
          Directors’ Power to Determine the Compensation of Directors. The ABCA provides that the remuneration of our directors, if any, may be determined by our directors. Such remuneration may be in addition to any salary or other remuneration paid to any of our officers or employees who are also directors.
          Retirement or Non-Retirement of Directors Under an Age Limit Requirement. Our articles do not impose any mandatory age-related retirement or non-retirement requirement for our directors.
          Number of Shares Required to be Owned by a Director. Our articles do not require that a director hold a share in our share capital as a qualification for his or her office.

Action Necessary to Change the Rights of Holders of Our Shares
          Our shareholders can authorize the alteration of our articles to create or vary the rights or restrictions attached to any of our shares by passing a special resolution. Such a special resolution will not be effective until, in the case of an amendment to our articles, articles of amendment are filed with the Registrar of Corporations in Alberta. However, a right attached to any issued shares may not be prejudiced or interfered with unless shareholders holding in the aggregate not less than two-thirds of the outstanding shares to which the right is attached consent by a special separate resolution.

Shareholder Meetings
          We must hold an annual general meeting of our shareholders at least once every calendar year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may, subject to the provisions of the ABCA, be held in any place selected by our directors.
          Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than five percent of our outstanding voting shares may also cause our directors to hold a general or special meeting.
          A notice convening a general meeting, specifying the date, time, and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business and the text of the resolutions to be submitted at the meeting, must be given to shareholders not less than 21 days and not more than 50 days prior to the meeting. Shareholders entitled to notice of a meeting may waive or reduce the period of notice for such meeting. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.
          A quorum for meetings of our shareholders is two persons present and each holding or representing by proxy at least one of our issued common shares. The Nasdaq Stock Market generally requires that listed companies have a minimum quorum of 33 1/3% of outstanding common stock. However, because we are a foreign private issuer, we expect to be exempt from the minimum quorum requirements of the Nasdaq Stock Market.
          Holders of our common shares are entitled to attend general meetings. Except as otherwise provided with respect to any series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, attend or vote at any meetings of our shareholders. Our directors and our auditors are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Limitations on the Right to Own Securities
          Our articles do not provide for any limitations on the rights to own our securities. See also “Description of Share Capital— Exchange Controls”.

Change of Control
          Our articles do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder Ownership Disclosure
Although U.S. and Canadian securities laws regarding shareholder ownership by certain persons require certain disclosure, our articles do not provide for any ownership threshold above which shareholder ownership must be disclosed.
Differences between the ABCA and Delaware Law
          The following is a summary of some of the differences between the ABCA and the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to the DGCL, the ABCA and our governing corporate instruments.

	ABCA	DGCL

Sources of Dividends	Under the ABCA, dividends may be declared at the discretion of the board of directors. A corporation may pay dividends unless there are reasonable grounds for believing that (1) it is, or would after the payment be, unable to pay its liabilities as they become due, or (2) the realizable value of the corporation’s assets would, as a result of the dividend, be less than the aggregate of its liabilities and stated capital of all classes of shares.	Delaware law provides that dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.
Vote Required for Certain Transactions	Under the ABCA, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances and sales, leases or exchanges of all, or substantially all, of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required	Under Delaware law, the affirmative vote of a majority of the outstanding stock entitled to vote is required for: • mergers; • consolidations; • dissolutions and revocations of dissolutions; and

	ABCA	DGCL

to be approved by “special resolution.”
• A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution. A quorum with respect to a special resolution is a majority of the outstanding common shares unless otherwise specified in a corporation’s by-laws.
• In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.
• In specified extraordinary corporate actions, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.	• sales of all or substantially all of the assets of the corporation.
However, unless the certificate of incorporation requires otherwise, no vote will be required in connection with a merger where either:
• the corporation’s certificate of incorporation is not amended, the shares of stock of the corporation remain identical outstanding shares of the surviving corporation after the merger and the common stock of the corporation issued in the merger does not exceed 20% of the previously outstanding common stock; or
• the merger is with a wholly owned subsidiary of the corporation for the purpose of forming a holding company and, among other things, the certificate of incorporation and bylaws of the holding company immediately following the merger will be identical to the certificate of incorporation and bylaws of the corporation prior to the merger, the directors of the corporation become or remain the directors of the holding company following the merger and each share of the corporation is converted in the merger into a share of capital stock of the holding company having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions thereof as the share of capital stock of the corporation being converted in the merger.
Amendment of Certificate of Incorporation	Under the ABCA, an amendment to the articles of incorporation generally requires approval by special resolution of the voting shares. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote.	Generally, Delaware law provides that a corporation may amend its certificate of incorporation if (1) its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability, and (2) the amendment is adopted by the affirmative votes of a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.
Amendment of Bylaws	Under the ABCA, the board of directors may, by resolution, make, amend or repeal any bylaw that regulates the business or affairs of the corporation. Where the directors make, amend or repeal a bylaw, they are required under the ABCA to submit that action to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend that action by simple majority, or ordinary resolution. If the action is rejected by the shareholders, or the directors do not submit the action to the shareholders at the next meeting of shareholders, the action will cease to be effective, and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same	Delaware law provides that the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

ABCA	DGCL

purpose or effect will be effective until it is confirmed by the shareholders.
Dissent or Dissenters’ Appraisal Rights	The ABCA provides that shareholders of a corporation are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with specified matters, including:
• any amalgamation with another corporation (other than with certain affiliated corporations);
• an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting;
• an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;
• a continuance under the laws of another jurisdiction;
• a sale, lease or exchange of all, or substantially all, of the property of the corporation other than in the ordinary course of business;
• a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; and
• certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.	Delaware law provides that a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:
• shares of stock of the surviving corporation;
• shares of stock of another corporation that are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;
• cash in lieu of fractional shares of the stock described in the two preceding bullet points; or
• any combination of the above.
In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Oppression Remedy	The ABCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any securityholder, creditor, director or officer of the corporation if an application is made to a court by a “complainant.”
A “complainant” with respect to a corporation means any of the following:
• a present or former registered holder or beneficial owner of securities of the corporation or any of its affiliates;
• a present or former officer or director of the corporation or any of its affiliates;	Delaware law does not provide for a similar remedy.

	ABCA	DGCL

• a creditor of the corporation, in certain circumstances; and
• any other person who in the discretion of the court is a proper person to make the application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights.

Shareholder Derivative Actions	A complainant may also apply to the Court of Queen’s Bench of Alberta for leave to bring an action in the name of, and on behalf of, us or our subsidiary, or to intervene in an existing action to which we or our subsidiary is a party, for the purpose of prosecuting, defending or discontinuing an action on our behalf or on behalf of our subsidiary. Under the ABCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that:
• the complainant has given required notice to our directors or to our subsidiary, as applicable, of the shareholder’s intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action;
• the complainant is acting in good faith; and
• it appears to be in our interests or the interest of the relevant subsidiary that the action be brought, prosecuted, defended or discontinued.

	Under the ABCA, the court in a derivative action may make any order it thinks fit.	Under Delaware law, stockholders may bring derivative actions on behalf of, and for the benefit of, the corporation. The plaintiff in a derivative action on behalf of the corporation either must be or have been a stockholder of the corporation at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains. A stockholder may not sue derivatively on behalf of the corporation unless the stockholder first makes demand on the corporation that it bring suit and the demand is refused, unless it is shown that making the demand would have been futile.
Director Qualifications	Generally, at least 25% of the directors of an ABCA corporation must be resident Canadians. Furthermore, under the ABCA, no business may be transacted at a meeting of the board of directors unless 25% of the directors present are resident Canadians.	Delaware law does not have director residency requirements comparable to those of the ABCA. Delaware law permits a corporation to prescribe qualifications for directors under its certificate of incorporation or bylaws.
Registration Rights
          After this offering, Westaim will own 13,579,700 of our common shares (or 12,951,950 common shares if the underwriters’ over-allotment option is exercised in full), based on shares and the amount of debt owed to Westaim outstanding as of September 30, 2005 and the assumption that we will issue 3,852,200 common shares (or 3,224,450 common shares if the underwriters’ over-allotment option is exercised in full) to Westaim in connection with this offering as described under “Prospectus Summary — The Offering.”

However, as also described above under “Prospectus Summary—The Offering,” the actual number of common shares we will issue to Westaim in connection with this offering, and the numbers of common shares to be owned by Westaim after this offering, will be approximately 112,000 shares greater than the foregoing numbers of shares. Westaim will be entitled to have those shares registered by us under the Securities Act of 1933 for sale in the public markets in the United States and to require us to file a prospectus qualifying the common shares it owns for sale in the public markets in Canada under the applicable Canadian securities laws pursuant to the terms of a registration rights agreement between us and Westaim. Subject to limitations specified in the registration rights agreement, and subject to the lock-up agreement that Westaim will enter into in connection with this offering as described in the “Underwriting” section of this prospectus, these registration rights include those described below. The following description of certain provisions of the registration rights agreement is a summary and is not complete. For more detailed information, please see the form of registration rights agreement that is filed as an exhibit to the registration statement of which this prospectus is a part.

Demand Registration and Prospectus Rights
          Westaim and holders of registrable securities transferred by Westaim in accordance with the registration rights agreement may require us, on no more than two occasions to use reasonable best efforts to register all or a portion of their registrable securities for resale in the public markets in the United States and to file a prospectus qualifying the common shares they own for resale in Canada, so long as the anticipated aggregate proceeds from the sale of such registrable securities, net of underwriting discounts and expenses, would exceed $5.0 million, subject also to our right to defer filing for registration in the United States or filing of a prospectus in Canada, as applicable, for a period of not more than 90 days on any one occasion and 120 days in total in any 12-month period, where our directors determine in good faith that filing would require disclosure of a material fact concerning us (which we are not otherwise required to disclose) that would have a material adverse effect on us or adversely affect any plan on our part to engage in any acquisition of assets (other than in the ordinary course of business) or securities of any other entity, or any financing, acquisition, reorganization, merger, consolidation, tender offer or other significant transaction. The agreement defines “registrable securities,” in general, as the common shares owned by Westaim and common shares transferred by Westaim in accordance with the agreement until such common shares (1) have been sold under an effective registration statement, (2) have been sold to the public pursuant to Rule 144 under the Securities Act, (3) have been sold pursuant to an exemption from the prospectus delivery requirements under applicable Canadian securities laws or (4) may be resold, without regard to the volume limitations, under Rule 144 under the Securities Act.

Piggyback Registration Rights
          If we register any of our common shares in the United States in connection with the public offering of such securities, or file a prospectus for the sale of any of our common shares in Canada, Westaim and holders of registrable securities transferred by Westaim in accordance with the registration rights agreement are entitled to include their registrable securities in the registration or prospectus, as applicable. These rights do not apply in connection with this offering.

Shelf Registration Rights
          The holders of at least 50% of the then outstanding registrable securities may require us to use reasonable best efforts to register or qualify for sale, as applicable, all of their registrable securities or a portion thereof by filing with the SEC a shelf registration statement on Form F-3 or filing a shelf prospectus in Canada pursuant to the shelf procedures set forth in National Instrument 44-102, if and when such form or procedures, as applicable, become available to us, subject to our right to defer filing for registration for a period of not more than 90 days on any one occasion and 120 days in total in any 12-month period where our directors determine in good faith that filing would require disclosure of a material fact concerning us (which we are not otherwise required to disclose) that would have a material adverse effect on us or adversely affect any plan on our part to engage in any acquisition of assets (other than in the ordinary course of business) or securities of any other entity, or any financing, acquisition, reorganization, merger, consolidation, tender offer or other significant transaction. A shelf registration statement would allow the holders of the registrable securities to sell those securities from time to time in the public markets.
          All of these registration rights are subject to certain conditions and limitations, including among others, the right of any underwriters, if any, in any underwritten offering to limit the number of shares included in any such registration under certain circumstances. In addition, Westaim’s right to exercise any of these registration rights is subject to restrictions imposed by the lock-up agreement described in the “Underwriting” section of this prospectus. We will bear all registration expenses other than underwriting discounts and commissions.
Transfer Agent and Registrar
          Upon the closing of this offering, the transfer agent and registrar for the common shares in the United States and Canada will be Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario, and Computershare Trust Company Inc. in Golden, Colorado will be the co-registrar and transfer agent in the United States.
Exchange Controls

Competition Act
          Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada, or Commissioner, to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to three years, to seek a remedial order, including an order to prohibit the acquisition, from the Canadian Competition Tribunal, which order may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition in any market in Canada.
          This legislation also requires any person or persons who intend to acquire more than 20% of our common shares or, if such person or persons already own 20% or more of our common shares prior to the acquisition, more than 50% of our common shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he or she does not intend to challenge the acquisition.

Investment Canada Act
          The Investment Canada Act (Canada), or Investment Act, requires each “non-Canadian,” as determined in the Investment Act, who commences a new business activity in Canada or acquires control of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction by Canadian authorities under the Investment Act, to file a notification in prescribed form. Subject to certain exceptions, a transaction that is reviewable under the Investment Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account the factors, where relevant, set out in the Investment Act. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire control of us and the value of our assets was C$5.0 million or more as determined pursuant to the Investment Act. The Investment Act provides for special review thresholds for non-Canadians who qualify as “WTO investors” under the Investment Act. The Investment Act sets out rules to determine who is a WTO investor. A WTO investor is a defined term in the Investment Act and would include, for example, nationals or governments of a World Trade Organization member country or entities controlled by such individuals or governments. Under the Investment Act, an investment in our common shares by a non-Canadian who is a “WTO investor” (as defined in the Investment Act) would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Act and the value of our assets (as determined pursuant to the Investment Act) was equal to or greater than a specified amount, which varies annually. The specified threshold amount is C$250.0 million in 2005 (as determined under the Investment Act). This threshold is subject to an annual adjustment pursuant to the Investment Act.
          The Investment Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring common shares, the following general rules apply: the acquisition of a majority of the voting interests or the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares; and the acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including, for example:

•	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•	acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.
          The foregoing provisions of the Competition Act and the Investment Act could prevent or delay an acquisition of our company by a third party or other transaction that our shareholders may consider desirable.
          The foregoing summary of certain provisions of the Competition Act and the Investment Act is not complete and is qualified in its entirety by reference to the Competition Act and Investment Act.

Other
          There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our common shares, other than withholding requirements.
Limitation of Liability and Indemnification of Directors and Officers
          Under the ABCA, we may indemnify an individual who:

•	is or was our director or officer; or

•	is or was a director or officer of another corporation, of which we are or were a shareholder or creditor, at our request;
against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding, in which such eligible party is involved because of that association with us or the other entity.
          However, indemnification is prohibited under the ABCA if:

•	such eligible party did not act honestly and in good faith with a view to our best interests (or the best interests of the other entity, as the case may be); and

•	in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, such eligible party did not have reasonable grounds for believing that such person’s conduct was lawful.

          Subject to the foregoing, we may, with the approval of the Court of Queen’s Bench of Alberta, indemnify or pay all costs, charges and expenses reasonably incurred by an eligible party in respect of an action brought against the eligible party by or on behalf of us to which the eligible party is made a party by reason of being or having been a director or officer of us (or the other entity as the case may be).
          The ABCA provides that we may purchase and maintain insurance for the benefit of an eligible party (or their heirs and personal or other legal representatives of the eligible party) against any liability that may be incurred by reason of the eligible party being or having been a director or officer, or in an equivalent position of ours or that of an associated corporation. Westaim maintains liability insurance that insures our directors and officers against certain losses and which insures us against certain obligations to indemnify our directors and officers.
          We have entered into indemnity agreements with all of our directors and executive officers to effectuate the provisions described above. Under these agreements, we have agreed to indemnify our directors and executive officers against all costs and liabilities arising out of or incurred in respect of any action, suit, proceeding, investigation or claim, or pursuant to any statute, in connection with our affairs or the affairs of any subsidiary, or the exercise of the powers or the performance of the duties of the director or officer, unless it is finally determined by a court that in so acting the director or officer was not acting honestly and in good faith with a view to the best interests of us or any subsidiary or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that the director or officer did not have reasonable grounds for believing that his conduct was lawful.
          There is no currently pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted.

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to the issuance of our common shares in this offering, Westaim held 100% of our outstanding common shares. Immediately after completion of this offering and based on shares and the amount of debt owed to Westaim outstanding as of September 30, 2005 and an assumed 3,852,200 common shares (or 3,224,450 common shares if the underwriters’ over-allotment option is exercised in full) to be issued to Westaim in connection with this offering as described under “Prospectus Summary—The Offering,” Westaim will hold approximately 75.1% of our outstanding common shares (or approximately 71.5% if the underwriters’ over-allotment is exercised in full) and will be able to sell these common shares in the future. Sales of a significant number of our common shares after this offering, or the perception that these sales could occur, could materially and adversely affect the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities. However, as described above under “Prospectus Summary—The Offering,” the actual number of shares we will issue to Westaim in connection with this offering will be approximately 112,000 shares greater than the foregoing number of shares. As a result, the actual number of shares we will issue to Westaim in connection with this offering the actual percentage of our common shares to be owned by Westaim after this offering, and the actual number of shares to be outstanding after this offering, will be greater than the corresponding amounts and percentages appearing in this section.
          After this offering, 18,079,700 common shares (or 18,126,950 common shares if the underwriters’ over-allotment option is exercised in full) will be outstanding based on the number of shares outstanding as of September 30, 2005. This includes the common shares that we are selling in this offering and an assumed 3,852,200 common shares (or 3,224,450 common shares if the underwriters’ over-allotment option is exercised in full) to be issued to Westaim in connection with this offering as described under “Prospectus Summary—The Offering.” In general, the shares sold in this offering will be freely transferable without restriction in the public markets in the United States and Canada. In addition, all of the remaining 13,579,700 common shares (or 12,951,950 common shares if the underwriters’ over-allotment option is exercised in full) that will be outstanding immediately after this offering, based on shares outstanding as of September 30, 2005, will be held by Westaim and will be available for sale in the public markets, pursuant to Rule 144 under the Securities Act of 1933 (in the case of sales in the United States), subject to the volume limitations and other requirements of that rule and pursuant to Multilateral Instrument 45-102—Resale of Securities (in the case of sales in Canada), subject to fulfilling the procedural requirements of that instrument, 270 days (subject to extension by up to an additional 34 days under limited circumstances as described in the “Underwriting” section of this prospectus) after the date of this prospectus upon the expiration of the lock-up agreement entered into by Westaim for the benefit of the underwriters, other than the shares issued to Westaim in connection with this offering, which would be subject to a one-year holding period requirement under Rule 144 and would not be eligible for resale pursuant to Multilateral Instrument 45-102 until four months after the date of issuance of such shares. If Jefferies & Company, Inc. waives the lock-up restrictions with respect to Westaim, the shares held by Westaim would be available for sale in the public markets 90 days after the effective date of the registration statement of which this prospectus forms a part pursuant to Rule 144 under the Securities Act of 1933 (in the case of sales in the United States), subject to volume limitations and other requirements of that rule, and immediately after the date of this prospectus pursuant to Multilateral Instrument 45-102—Resale of Securities (in the case of sales in Canada), subject to fulfilling the procedural requirements of that instrument, other than the shares issued to Westaim in connection with this offering, which would be subject to a one-year holding period requirement under Rule 144 and would not be eligible for resale pursuant to Multilateral Instrument 45-102 until four months after the date of issuance of such shares. Furthermore, Westaim will have the right, subject to the lock-up agreement, to require us to register with the SEC any or all of the common shares that it will own for resale in the public markets in the United States and to file a prospectus qualifying the common shares it owns for resale in the public markets in Canada from time to time and will also have the right to include those shares in any registration we file with the SEC and any prospectus we file with the Canadian Securities Administrators, subject to exceptions, which would enable those shares to be sold in the public markets in the United States and Canada.

          Any or all of the shares subject to the lock-up agreement may be released for sale in the public market prior to the expiration of the lock-up period at the discretion of Jefferies & Company, Inc. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common shares, the liquidity of the trading market for the common shares, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.
United States Resale Restrictions

Rule 144
          In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of our common shares then outstanding, which will equal approximately 180,797 common shares immediately after this offering; or

•	the average weekly reported trading volume of our common shares on the Nasdaq National Market and the Toronto Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
          Sales of restricted securities under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)
          Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701
          Any of our directors, officers, employees, advisors or consultants who held options to purchase common shares or SARs under a written compensatory plan or contract, such as our plan, prior to the effective date of the registration statement of which this prospectus is a part may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares under Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the effective date of the registration statement of which this prospectus is a part before selling such shares. However, shares held by our directors and officers are subject to lock-up agreements and will only become eligible for sale upon the expiration of the 180-day lock-up period applicable to them (which may, under limited circumstances described under “Underwriting,” be extended by up to an additional 34 days), unless Jefferies & Company, Inc. releases all or a portion of any Rule 701 shares subject to the lock-up.

Form S-8 Registration Statements
          We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the common shares that we may issue under our amended equity incentive plan and upon the exercise of our outstanding stock options and SARS. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market in the United States, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares.
Canadian Resale Restrictions
          Pursuant to Multilateral Instrument 45-102— Resale of Securities, common shares or securities convertible into or exercisable for securities distributed by us (other than common shares issuable on the exercise of share options or SARs outstanding under our amended equity incentive plan) at any time prior to the date of this prospectus may not be resold, except under a prospectus or an exemption from the prospectus requirement, until four months have passed since the date of distribution of those securities by us, at which time such a person will generally be able to freely sell those securities in Canada. Common shares issuable upon the exercise of share options and SARs outstanding under our amended equity incentive plan may be sold without restriction immediately after the date of this prospectus in the Canadian public markets, provided there is compliance with Multilateral Instrument 45-102. Any sales of our common shares in Canada will be subject to the terms of lock-up agreements, to the extent applicable.
Lock-up Agreements
          We, all of our directors and officers and Westaim, have agreed that, without the prior written consent of Jefferies & Company, Inc., we and they will not, among other things, offer or sell any shares of our common stock during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus (or, in the case of Westaim, through and including the date that is the 270th day after the date of this prospectus), except for sales of shares to the underwriters and subject to certain other exceptions. The lock-up period may be extended by an additional 34 days under certain circumstances described under “Underwriting— Lock-up Agreements.” Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements. Any determination to release any shares or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common shares, the liquidity of the trading market for the common shares, general market conditions, the number of shares or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer. See “Underwriting— Lock-up Agreements.”

UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS
Canadian Federal Income Tax Information for United States Residents
          The following is a discussion of some of the Canadian federal income tax considerations generally applicable to holders of our common shares who acquire such shares in this offering and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, or Canadian Tax Act:

•	deal at arm’s length and are not affiliated with us;

•	hold such shares as capital property;

•	do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;

•	have not been at any time residents of Canada;

•	are not insurers that carry on insurance business in Canada; and

•	are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), or the Convention.
          TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE SHAREHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES. MOREOVER, THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY PROVINCE OR TERRITORY WITHIN CANADA. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISERS ABOUT THE TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF PURCHASING, OWNING OR DISPOSING OF OUR COMMON SHARES ARISING UNDER CANADIAN FEDERAL, CANADIAN PROVINCIAL OR TERRITORIAL, U.S. FEDERAL, U.S. STATE OR LOCAL TAX LAWS OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.
          This summary is based on the current provisions of the Canadian Tax Act, proposed amendments to the Canadian Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the provisions of the Convention as in effect on the date hereof. No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.
          This summary is not exhaustive of all possible Canadian federal income tax consequences for U.S. Residents, and other than the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative, governmental or judicial decision or action, nor does it take into account Canadian provincial, U.S. or foreign tax considerations which may differ significantly from those discussed herein. No assurances can be given that subsequent changes in law or administrative policy will not affect or modify the discussion herein.
          A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention. Our common shares will not constitute “taxable Canadian property” if (1) our common shares are listed on a prescribed stock exchange, as defined in the Canadian Tax Act (which currently includes the Toronto Stock Exchange and the Nasdaq Stock Market) on the disposition date and (2) at any time during the 60-month period immediately preceding the disposition date of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock. In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares, from such liability provided that the value of our common shares is not derived principally from real property situated in Canada. It is the current position of the Canada Revenue Agency that a U.S. limited liability company that is not subject to tax in the U.S. is not entitled to the benefits of the Convention.
          Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to:

•	5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. for the purposes of the Convention and that owns at least 10% of our voting shares; or

•	15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S. for the purposes of the Convention.
United States Federal Income Tax Information for United States Holders
          The following is a general discussion of some of the U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

•	tax-exempt organizations and pension plans;

•	persons subject to alternative minimum tax;

•	banks and other financial institutions;

•	insurance companies;

•	partnerships and other pass-through entities (as determined for United States federal income tax purposes);

•	broker-dealers;

•	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, “integrated” or conversion transaction, and other risk management transaction; and

•	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.
          As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

•	an individual citizen or resident of the United States;

•	a corporation or entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust if both:

•	a United States court is able to exercise primary supervision over the administration of the trust; and

•	one or more United States persons have the authority to control all substantial decisions of the trust.
          TAX MATTERS ARE VERY COMPLICATED AND THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE SHAREHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES. MOREOVER, THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT WITHIN THE UNITED STATES. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Ownership of Shares
          The gross amount of any distribution received by a U.S. Holder with respect to our common shares generally will be included in the U.S. Holder’s gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain (the taxation of capital gain is discussed under the heading “Sale or Disposition of Shares” below).
          For taxable years beginning before January 1, 2009, dividends received by non-corporate U.S. Holders from a qualified foreign corporation are taxed at the same preferential rates that apply to long-term capital gains. A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our shares will be traded). Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company (“PFIC”) for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. As discussed below, we do not believe that we are now and, based on our current business plan, we do not expect to be a PFIC. Since the determination as to whether or not a corporation is a PFIC is highly factual, however, there can be no assurance that we will not become a PFIC in future taxable years. Prospective investors should consult their own tax advisors in this regard.
          If we are not a PFIC, dividends received by non-corporate U.S. Holders that acquire their shares in this offering will be eligible for taxation at preferential rates applicable to long-term capital gains.
          If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder that continues to hold such Canadian dollars after the date on which they are received may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally such gains and losses will be ordinary income or loss from U.S. sources.
          U.S. Holders may deduct Canadian tax withheld from distributions they receive for the purpose of computing their U.S. federal taxable income (or alternatively a credit may be claimed against the

U.S. Holder’s U.S. federal income tax liability as discussed below under the heading “Foreign Tax Credit”). Corporate U.S. Holders generally will not be allowed a dividends received deduction with respect to dividends they receive from us.

Foreign Tax Credit
          Generally, the dividend portion of a distribution received by a U.S. Holder will be treated as income in the passive income category for foreign tax credit purposes. Subject to a number of limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability (in lieu of a deduction) for Canadian withholding tax deducted from its distributions. The credit may be claimed only against U.S. federal income tax attributable to a U.S. Holder’s passive income that is from foreign sources.
          As discussed above, dividends received by such U.S. Holder will qualify for taxation at the same preferential rates that apply to long-term capital gains. Therefore, the dividend amount that would otherwise be from foreign sources is reduced by multiplying the dividend amount by the excess of the highest applicable tax rate minus the maximum preferential capital gain rate under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, over the highest individual tax rate applicable to the U.S. Holders. The effect is to reduce the dividend amount from foreign sources, thereby reducing the U.S. federal income tax attributable to foreign source income against which the credit may be claimed. Canadian withholding taxes that cannot be claimed as a credit in the year paid may be carried back to the preceding year and then forward ten years and claimed as a credit in those years, subject to the same limitations referred to above.
          The rules relating to the determination of the foreign tax credit are very complex. U.S. Holders and prospective U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Sale or Disposition of Shares
          A U.S. Holder generally will recognize capital gain or loss upon the sale or disposition of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder’s adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months on the date of the sale or disposition. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a top marginal rate of 15%. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Company Status
          Special rules apply to certain U.S. Holders that own stock in a foreign corporation that is classified as a passive foreign investment company (“PFIC”). We do not believe that we will be a PFIC for the current taxable year and, based on our current business plan, we do not expect to be a PFIC in the future. Since the determination as to whether or not a corporation is a PFIC is highly factual, however, there can be no assurance that we will not become a PFIC in future taxable years. The PFIC rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of dividends received and gains realized by a U.S. Holder. Accordingly, prospective U.S. Holders are strongly urged to consult their tax adviser concerning the potential application of the PFIC rules to their particular circumstances.

Controlled Foreign Corporation Status
          Special rules apply to certain U.S. Holders that own stock in a foreign corporation that is classified as a “controlled foreign corporation” (“CFC”). Based on the expected distribution of our common shares among U.S. Holders and non-U.S. Holders as a result of this offering, we do not expect to be classified as a CFC. However, future ownership changes could cause us to become a CFC. Prospective U.S. Holders are urged to consult their tax advisor concerning the potential application of the CFC rules to their particular circumstances.

Information Reporting and Backup Withholding
          United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

UNDERWRITING
          We are offering our common shares in the United States through the U.S. underwriters referred to below, and in Canada through the Canadian underwriter referred to below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Jefferies & Company, Inc. is acting as sole book-runner and representative, have severally agreed to purchase, the respective numbers of common shares appearing opposite their names below:

Number of
Underwriters	Shares

Jefferies & Company, Inc.(1)	2,250,000
Adams Harkness, Inc.(2)	900,000
GMP Securities L.P.(3)	675,000
SunTrust Capital Markets, Inc.(4)	675,000

Total	4,500,000

(1)	520 Madison Avenue, New York, NY 10022
(2)	99 High Street, Boston, MA 02110
(3)	145 King Street West, Suite 1100, Toronto, Ontario M5H 1J8 Canada
(4)	3333 Peachtree Road, NE, Atlanta, GA 30326
          The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
          The public offering price for the common shares is payable in U.S. dollars.
          The common shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. In that regard, the representative may terminate the underwriting agreement if, among other things, there has occurred any material adverse change in the financial markets in the United States or Canada or in the international financial markets or upon the occurrence of certain other events. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.
          This offering is being made concurrently in the United States and in the provinces of Canada other than Quebec. The common shares will be offered in the United States through Jefferies & Company, Inc., Adams Harkness, Inc. and SunTrust Capital Markets, Inc., the U.S. underwriters, and such dealers who are registered to offer the common shares for sale in the United States as may be designated by the underwriters. The common shares will be offered in the provinces of Canada other than Quebec through GMP Securities L.P., the Canadian underwriter, and such dealers who are registered to offer the common shares for sale in such provinces as may be designated by the underwriters. In that regard, GMP Securities L.P. has advised us that it will not offer or sell common shares in the United States, but that offers or sales may be made by its agent, Griffiths McBurney Corp., a U.S. registered broker-dealer. Subject to applicable law, the underwriters may offer the common shares outside of the United States and Canada.
          The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.
          Commissions and Discounts. The underwriters have advised us that they propose to offer the common shares to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $0.42 per share, of which up to $0.10 may be reallowed to other dealers. After the initial offering in the United States and elsewhere outside of Canada, the public offering price, concession and reallowance to dealers may be changed. In Canada, after the underwriters have made a bona fide effort to sell all of the common shares offered in Canada under this prospectus at the initial public offering price specified above, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price and the concession and reallowance may be changed. In the event of a reduction in the public offering price, the compensation realized by the underwriters will be reduced accordingly.
          The following table shows the public offering price, underwriting discounts and commissions and proceeds to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

		Total

	Per	Without
	Share	Option	With Option

Public offering price	$10.00	$45,000,000	$51,750,000
Underwriting discounts and commissions payable by us	$0.70	$3,150,000	$3,622,500
Proceeds to us	$9.30	$41,850,000	$48,127,500
          We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $2.0 million, including an estimated $10,000 for SEC registration fees, $230,000 for Nasdaq and Toronto Stock Exchange listing fees, $125,000 for printing fees, $1,325,000 for legal fees, $300,000 for accounting fees and $10,000 for NASD filing fees. The estimated expenses payable by us in connection with this offering are being paid with the proceeds of borrowings from Westaim that we will repay with a portion of the net proceeds from this offering and common shares that we will issue to Westaim as described under “Prospectus Summary — the Offering”.
          Over-allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 675,000 additional common shares at the public offering price per share less the underwriting discounts and commissions. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment, subject to conditions, to purchase approximately the same percentage of those additional shares that the number of common shares to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.
          Indemnity. We and Westaim have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933 and securities laws of the provinces of Canada, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
          Lock-up Agreements. We, Westaim (which will own approximately 75.1% of our outstanding common shares (or approximately 71.5% if the underwriters’ over-allotment option is exercised in full), immediately upon completion of this offering, based on shares and the amount of debt we owe to Westaim outstanding as of September 30, 2005 and assuming the issuance to Westaim of 3,852,200 common shares (or 3,224,450 common shares if the underwriters’ over-allotment option is exercised in full) in connection with this offering as described under “Prospectus Summary—The Offering”), and all of our officers and directors have agreed, that, without the prior written consent of Jefferies & Company, Inc., we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus (or, in the case of Westaim, through and including the date that is the 270th day after the date of this prospectus), directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of our common shares or other capital shares or any securities convertible into or exercisable or exchangeable for our common shares or other capital shares;

•	in the case of us, file or cause the filing of any registration statement under the Securities Act of 1933 or any prospectus under applicable Canadian securities laws with respect to any of our common shares or other capital shares or any securities convertible into or exercisable or exchangeable for our common shares or other capital shares (other than registration statements on Form S-8 relating to benefit plans described in clause (2), or securities issued in a transaction described in clause (6), of the immediately following paragraph); or

•	enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common shares or other capital shares or any securities convertible into or exercisable or exchangeable for our common shares or other capital shares, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common shares or other capital shares, other securities, in cash or otherwise. Moreover, if:

•	during the last 17 days of the 180 day (or, in the case of Westaim, 270 day) restricted period referred to above we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180 day (or, in the case of Westaim, 270 day) restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of such 180 day (or, in the case of Westaim, 270 day) period, the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Jefferies & Company, Inc. waives, in writing, that extension. However, as described above under “Prospectus Summary—The Offering,” the actual number of shares we will issue to Westaim in connection with this offering, and the actual percentage of our outstanding common shares to be owned by Westaim immediately after this offering, will be greater than the corresponding amounts and percentages set forth above.
          The restrictions described in the immediately preceding paragraph do not apply to:

(1) the sale of shares to the underwriters and the issuance of common shares to Westaim in exchange for debt owed to Westaim as described under “Prospectus Summary—The Offering”;

(2) the issuance by us of common shares, or options, share appreciation rights or other awards to purchase common shares, pursuant to our amended equity incentive plan described above under “Management—Equity Incentive Plan,” as that plan is in effect on the date of this prospectus;

(3) the issuance by us of common shares upon the exercise of options, share appreciation rights or other awards to purchase common shares outstanding on the date of this prospectus or issued after the date of this prospectus under our amended equity incentive plan, as those options, rights, awards and plan are in effect on the date of this prospectus;

(4) in the case of any director or officer, bona fide gifts for charitable or estate planning purposes;

(5) in the case of Westaim, transfers to any of its wholly owned subsidiaries; and

(6) the issuance by us of common shares or other share capital or any securities convertible into or exchangeable for common shares or other share capital in order to acquire assets or equity of one or more businesses by merger, asset purchase, stock purchase or otherwise, so long as, in each case the common shares, other share capital or other securities are issued to the shareholders or other equity owners of the applicable business;
provided that, in the case of any transfer or issuance described in clause (4), (5) or (6) above, the transferee or recipient executes and delivers to the representative, not later than one business day prior to such transfer, a written agreement wherein it agrees to be subject to the restrictions described in the immediately preceding paragraph, subject to the applicable exceptions described above in this paragraph.
          Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.
          Quotation on the Nasdaq National Market and Listing on the Toronto Stock Exchange. Our common shares have been approved for quotation on the Nasdaq National Market, under the symbol “NCST”. The Toronto Stock Exchange has conditionally approved the listing of our common shares. Listing of our common shares on the Toronto Stock Exchange is subject to our fulfillment of all of the requirements of such exchange on or before March 15, 2006.
          Stabilization. In order to facilitate this offering of our common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters may consider, among other things, the market price of common shares compared to the price payable under the over-allotment option. The underwriters may also sell shares of common shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering.
          As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of our common shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common shares in this offering if the syndicate repurchases previously distributed common shares to cover syndicate short positions or to stabilize the price of the common shares.
          In accordance with a policy statement of the Ontario Securities Commission, in Canada, the underwriters may not, throughout the period of distribution, bid for or purchase the common shares. Such restrictions are subject to certain exceptions, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares, including: (1) a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities; and (2) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution. Under the first mentioned exemption, in connection with this offering, the underwriters in Canada may over-allot or effect transactions that stabilize or maintain the market price of the common shares at a level other than that which might otherwise prevail in the open market.
          The foregoing transactions, if commenced, may raise or maintain the market price of our common shares above independent market levels or prevent or retard a decline in the market price of the common shares.
          The representative of the underwriters has advised us that these transactions, if commenced, may be effected on the Nasdaq National Market, the Toronto Stock Exchange or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and those transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common shares.
          Pricing of this Offering. Prior to this offering, there has been no public market for our common shares. Consequently, the initial public offering price for our common shares was determined by negotiations among us, Westaim and the representative of the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representative of the underwriters believe to be comparable or similar to us;

•	the present state of our development; and

•	our future prospects.
          An active trading market for our common shares may not develop. It is possible that the market price of our common shares after this offering will be less than the initial public offering price.
          No Public Offering Outside the United States and Canada. No action has been or will be taken in any jurisdiction (except in the United States and Canada) that would permit a public offering of our common shares, or the possession, circulation or distribution of this prospectus or any other material relating to our company or our common shares, in any jurisdiction where action for that purpose is required. Accordingly, our common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such other country or jurisdiction.
          Purchasers of the common shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price.
          Electronic Distribution. A prospectus in electronic format may be made available on a website maintained by the representative of the underwriters and may also be made available on a website maintained by the other underwriters. Other than any prospectus made available in electronic format in this manner, the information on any website is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter and should not be relied on by prospective investors.
          Other. Certain of the underwriters and/or their affiliates have in the past provided and may in the future provide investment banking and other services to us and/or our affiliates, including, without limitation, Westaim, for which they have received and in the future may receive compensation. GMP Securities L.P. acted as an underwriter in a common share offering completed by Westaim in 2004 for which it received approximately $900,000 in fees and expenses, and served as financial advisor to Westaim in connection with the divestiture of its Ambeon division in 2004 for which it received approximately $600,000 in fees and expenses during 2003 and 2004.

LEGAL MATTERS
          Legal matters relating to U.S. law and the offering are being passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. Legal matters relating to Canadian law, the offering and the validity of the common shares offered in this offering are being passed upon for us by Bennett Jones LLP, Calgary, Alberta. Sidley Austin Brown & Wood LLP, San Francisco, California will act as U.S. counsel to the underwriters and Goodmans LLP, Toronto, Ontario will act as Canadian counsel to the underwriters.
EXPERTS
          The consolidated financial statements as at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, Edmonton, Alberta, Canada, independent registered chartered accountants, as stated in their reports appearing herein (which audit report expresses an unqualified opinion on the financial statements and includes separate paragraphs referring to the basis of presentation of the financial statements and the independent registered chartered accountants’ consideration of internal control over financial reporting and also includes a separate report titled Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada—United States of America Reporting Differences referring to a change in accounting principles that have been implemented in the financial statements), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. As of the date hereof, none of the partners or staff of Deloitte & Touche LLP beneficially own, directly or indirectly, any class of securities issued by NUCRYST.
ENFORCEABILITY OF CIVIL LIABILITIES
          We are a corporation organized under the laws of Alberta, Canada and a majority of our directors and certain of our officers, as well as the Canadian independent registered chartered accountants named in the “Experts” section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all of the assets of our non-U.S. directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of U.S. federal securities laws, against us or any of such persons may not be collectible within the United States.
          In addition, there is doubt as to the applicability of the civil liability provisions of U.S. federal securities law to original actions instituted in Canada. It may be difficult for an investor, or any other person or entity, to assert U.S. securities laws claims in original actions instituted in Canada. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the Canadian experts named in this prospectus. However, subject to certain time limitations and bankruptcy, insolvency or other laws affecting the enforcement of creditors rights generally, a foreign civil judgment, including a U.S. court judgment based upon the civil liability provisions of U.S federal securities laws, may be enforced by a Canadian court, provided that:

•	the judgment is enforceable in the jurisdiction in which it was given;

•	the judgment was obtained after due process before a court of competent jurisdiction that recognizes and enforces similar judgments of Canadian courts, and the court had authority according to the rules of private international law currently prevailing in Canada;

•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

•	the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not contrary to the laws governing enforcement of judgments;

•	the judgment was not obtained by fraud or in a manner contrary to the principles of natural justice and does not conflict with any other valid judgment in the same matter between the same parties;

•	the judgment is not based on a foreign revenue, expropriatory, penal or other public law;

•	there is not another judgment in any other jurisdiction relating to the same cause of action;

•	the judgment is no longer appealable; and

•	an action between the same parties in the same matter is not pending in any Canadian court at the time the lawsuit is instituted in the foreign court.
          Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. The usual practice in an action before a Canadian court to recover an amount in a non-Canadian currency is for the Canadian court to render judgment for the equivalent amount in Canadian currency.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form F-1 under the Securities Act, with respect to our common shares offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.
          We are a “foreign private issuer” as defined under Rule 405 of the Securities Act. As a result, although upon completion of the offering we will become subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. However, as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-swing profit provisions under Section 16 of the Exchange Act and the requirement to file current reports Form 8-K upon the occurrence of certain events. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under Exchange Act by filing all required information with the SEC. We will also be subject to the informational requirements of the securities commissions in all provinces of Canada except the Province of Quebec. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by independent registered chartered accountants.

NUCRYST PHARMACEUTICALS CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants	F-2
Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada-United States of America Reporting Differences	F-3
Consolidated Balance Sheets as of December 31, 2003 and 2004 and September 30, 2005 (unaudited)	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 and the Nine Months Ended September 30, 2004 and 2005 (unaudited)	F-5
Consolidated Cash Flow Statements for the Years Ended December 31, 2002, 2003 and 2004 and the Nine Months Ended September 30, 2004 and 2005 (unaudited)	F-6
Consolidated Statements of Shareholder’s Deficit for the Years Ended December 31, 2002, 2003 and 2004 and the Nine Months Ended September 30, 2005 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Chartered Accountants
To the Board of Directors of
NUCRYST Pharmaceuticals Corp.
We have audited the consolidated balance sheets of NUCRYST Pharmaceuticals Corp. as at December 31, 2003 and 2004 and the consolidated statements of operations, shareholder’s deficit and cash flow for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NUCRYST Pharmaceuticals Corp. as at December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with accounting principles generally accepted in the United States of America.
These financial statements are not prepared in accordance with Canadian generally accepted accounting principles and may not satisfy the reporting requirements of Canadian statutes and regulations. In addition, since these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, the financial position, results of operations and cash flows might be significantly different than if the financial statements have been prepared in accordance with Canadian generally accepted accounting principles.
The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.
/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
August 19, 2005 (except for Note 8(d), which is as of September 30, 2005 and the fourth paragraph of Note 2(a), which is as of December 16, 2005)

Comments by Independent Registered Chartered Accountants for
U.S. Readers on Canada-United States of America Reporting Differences
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented in the financial statements, such as the change described in Note 2(s) to the consolidated financial statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such change in accounting principle in the report of independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.
/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
August 19, 2005 (except for Note 8(d), which is as of September 30, 2005 and the fourth paragraph of Note 2(a) which is as of December 16, 2005)

NUCRYST PHARMACEUTICALS CORP.
Consolidated Balance Sheets
(thousands of U.S. dollars, except share data)

	December 31	December 31	September 30
	2003	2004	2005

			(unaudited)
ASSETS
Current
Cash and cash equivalents	$201	$948	$429
Accounts receivable—net (note 3)	2,648	4,187	10,364
Inventories (note 4)	1,691	2,727	5,163
Other	115	140	83

	4,655	8,002	16,039
Restricted cash (note 2h)	126	128	130
Capital assets— net (note 5)	4,371	6,561	8,780
Intangible assets— net (note 6)	890	906	903
Deferred share issue costs	–	–	788

	$10,042	$15,597	$26,640

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current
Accounts payable and accrued liabilities (note 7)	$1,661	$3,699	$3,482
Indebtedness to related party (note 8)	29,612	33,482	–

	31,273	37,181	3,482
Indebtedness to related party (note 8)	–	–	45,372

	31,273	37,181	48,854
Guarantees (note 12)
Commitments and contingencies (note 13)
Shareholder’s deficit
Common shares no par value, unlimited shares authorized:
issued and outstanding— 9,727,500 shares at December 31, 2003, December 31, 2004 and September 30, 2005 (note 9)	$3,534	$3,534	$3,534
Accumulated other comprehensive loss	(2,479)	(4,180)	(5,004)
Accumulated deficit	(22,286)	(20,938)	(20,744)

Total shareholder’s deficit	(21,231)	(21,584)	(22,214)

	$10,042	$15,597	$26,640

The accompanying notes are an integral part of these consolidated financial statements.

NUCRYST PHARMACEUTICALS CORP.
Consolidated Statements of Operations
(thousands of U.S. dollars except share and per share data)

				Nine
	Year	Year	Year	Months	Nine Months
	Ended	Ended	Ended	Ended	Ended
	December 31	December 31	December 31	September 30	September 30
	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
Revenue
Wound care product revenue	$5,312	$8,404	$14,682	$9,733	$13,856
Milestone revenue	–	3,000	10,000	10,000	5,000

	5,312	11,404	24,682	19,733	18,856
Costs
Manufacturing (note 5)	3,206	4,430	7,141	4,639	7,276
Research and development (note 5)	3,467	5,704	8,971	7,057	5,837
General and administrative	2,985	2,797	3,901	2,947	2,757
Depreciation and amortization (note 5)	139	158	221	167	224

(Loss) income from operations	(4,485)	(1,685)	4,448	4,923	2,762
Foreign exchange (losses) gains	(6)	(230)	82	204	77
Interest income	41	47	66	45	–
Interest expense (note 8)	(14)	(414)	(3,229)	(2,421)	(2,573)

(Loss) income before income taxes	(4,464)	(2,282)	1,367	2,751	266
Current income tax expense (note 10)	(7)	(19)	(19)	(15)	(72)

Net (loss) income	$(4,471)	$(2,301)	$1,348	$2,736	$194

(Loss) income per common share (note 16)
Net (loss) income— basic and diluted	$(0.46)	$(0.24)	$0.14	$0.28	$0.02
Weighted average number of common shares outstanding:
—basic	9,727,500	9,727,500	9,727,500	9,727,500	9,727,500
—diluted	9,727,500	9,727,500	9,905,464	9,727,500	9,960,481

The accompanying notes are an integral part of these consolidated financial statements.

NUCRYST PHARMACEUTICALS CORP.
Consolidated Cash Flow Statements
(thousands of U.S. dollars)

	Year	Year	Year	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended
	December 31	December 31	December 31	September 30	September 30
	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
Operating activities
Net (loss) income	$(4,471)	$(2,301)	$1,348	$2,736	$194
Items not affecting cash
Depreciation and amortization	353	639	875	643	906
Dividends on preferred shares (note 8b)	14	414	389	389	–
Accounts receivable	(777)	(812)	(1,254)	(4,152)	(5,713)
Inventories	(119)	(345)	(850)	(886)	(2,216)
Other	(58)	(39)	(15)	1	59
Accounts payable and accrued liabilities	(276)	216	1,150	385	(415)
Accrued interest on indebtedness to related party (note 8)	–	–	3,122	2,227	2,975

Total cash (used in) provided from operating activities	(5,334)	(2,228)	4,765	1,343	(4,210)

Investing activities
Restricted cash	(1)	(9)	(2)	(2)	(2)
Capital expenditures	(1,600)	(1,265)	(1,817)	(570)	(3,307)
Intangible assets	(194)	(134)	(115)	(90)	(107)

Cash used in investing activities	(1,795)	(1,408)	(1,934)	(662)	(3,416)

Financing activities
Net advances from (repayments to) related party (note 8a)	2,176	3,329	(1,949)	(221)	7,140
Dividends on common shares	(40)	–	–	–	–

Cash provided from (used in) financing activities	2,136	3,329	(1,949)	(221)	7,140

Effect of exchange rate changes on cash and cash equivalents	45	163	(135)	(167)	(33)

Net (decrease) increase in cash and cash equivalents	(4,948)	(144)	747	293	(519)
Cash and cash equivalents at beginning of period	5,293	345	201	201	948

Cash and cash equivalents at end of period	$345	$201	$948	$494	$429

Supplemental disclosure of cash flow information:
Cash paid for interest	$–	$–	$–	$–	$886
Cash paid for income taxes	$11	$19	$19	$11	$74
Deferred share issue costs (accrued but not paid)	$–	$–	$–	$–	$689
The accompanying notes are an integral part of these consolidated financial statements.

NUCRYST PHARMACEUTICALS CORP.
Consolidated Statements of Shareholder’s Deficit
(thousands of U.S. dollars, except share data)

			Accumulated
	Common Shares		Other		Total
			Comprehensive	Accumulated	Comprehensive
	Number	Stated Amount	Income (Loss)	Deficit	Loss

December 31, 2001	9,727,500	$3,534	$1,136	$(15,474)
Foreign currency translation adjustments	–	–	(91)	–	$(91)
Net loss	–	–	–	(4,471)	(4,471)
Dividends	–	–	–	(40)	–

December 31, 2002	9,727,500	3,534	1,045	(19,985)	(4,562)
Foreign currency translation adjustments	–	–	(3,524)	–	(3,524)
Net loss	–	–	–	(2,301)	(2,301)

December 31, 2003	9,727,500	3,534	(2,479)	(22,286)	(5,825)
Foreign currency translation adjustments	–	–	(1,701)	–	(1,701)
Net income	–	–	–	1,348	1,348

December 31, 2004	9,727,500	3,534	(4,180)	(20,938)	(353)
Foreign currency translation adjustments	–	–	(824)	–	(824)
Net income	–	–	–	194	194

September 30, 2005 (Unaudited)	9,727,500	$3,534	$(5,004)	$(20,744)	$(630)

The accompanying notes are an integral part of these consolidated financial statements.

NUCRYST PHARMACEUTICALS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data

1	Description of Business
          NUCRYST Pharmaceuticals Corp. (the “Corporation”) was incorporated on December 18, 1997 by articles of incorporation under the Business Corporations Act (Alberta) as a wholly owned subsidiary of The Westaim Corporation (the “Parent”). The Corporation develops, manufactures and commercializes innovative medical products that fight infection and inflammation based on its noble metal nanocrystalline technology. The Corporation produces nanocrystalline silver as a coating for wound care products under the trademark SILCRYSTtm and as a powder for use as an active pharmaceutical ingredient, or API, which the Corporation refers to as NPI 32101.
          Advanced wound care products with the Corporation’s SILCRYSTtm coatings were developed and sold by the Corporation under the Acticoattm trademark until May 2001 when a series of agreements were completed with Smith & Nephew plc (“Smith & Nephew”), a global medical device company. Under the agreements, the Corporation licensed to Smith & Nephew the exclusive right to market, distribute and sell products with SILCRYSTtm coatings for use on non-minor skin wounds and burns in humans world-wide. The Corporation also sold various assets to Smith & Nephew including the Acticoattm trade name and trademark, various regulatory approvals and certain manufacturing equipment, which the Corporation then leased back. Under the agreements, the Corporation manufactures these products and supplies them exclusively to Smith & Nephew and has agreed to work with Smith & Nephew to develop new Acticoattm wound care products made with the Corporation’s SILCRYSTtm coatings. Smith & Nephew markets and sells products with the Corporation’s SILCRYSTtm coatings under its Acticoattm trademark.
          The Corporation’s revenue comprises wound care product revenue, which includes manufacturing cost reimbursement on the sale of product to Smith & Nephew and royalties on the further sale of that product by Smith & Nephew to third parties, as well as milestone revenue which are payments earned upon the achievement of specified Smith & Nephew sales thresholds or regulatory events. Beginning in May 2004, the royalty rates generally remain constant for the life of the agreements, subject only to: a reduction in respect of the sales of Acticoattm products in certain countries upon the expiry of patent rights, or where patent protection has been lost, on the Corporation’s SILCRYSTtm coatings; and the possibility of a negotiated reduction in royalty rates on sales of a particular Acticoattm product where Smith & Nephew does not realize industry standard margins on sales of such products. All of the Corporation’s revenues since May, 2001 have been derived from sales to Smith & Nephew and milestone payments from Smith & Nephew.
          The agreements with Smith & Nephew expire in May 2026, although they may be terminated earlier by either party if the other party materially breaches the agreement and fails to cure the breach, ceases to carry on business or files for bankruptcy or takes other similar actions. Under the agreements, Smith & Nephew is responsible for all regulatory filings required for the marketing and sale of Acticoattm products and must meet certain performance standards on its net sales of Acticoattm products and other measures. If these standards are not met the Corporation would be permitted to market, distribute and sell certain products with the Corporation’s SILCRYSTtm coatings for use on non-minor skin wounds and burns on humans to other parties in certain markets. Under the agreements, the Corporation is obligated to supply the quantity of Acticoattm product specified in a rolling demand forecast provided by Smith & Nephew. If the Corporation suffers a material difficulty in supplying Acticoattm products and that difficulty is not cured on a timely basis, Smith & Nephew has the right to take possession of the equipment it leases to the Corporation and buy the Corporation’s other manufacturing equipment used in the production of Acticoattm products and would also receive the right to manufacture Acticoattm products, all subject to the Corporation being able to demonstrate within one year that it is once again able to manufacture products in accordance with the agreements.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
          The Corporation is also developing pharmaceutical products to address medical conditions that are characterized by both infection and inflammation. The Corporation has developed NP32101 for use as an API, in the treatment of atopic dermatitis, a form of eczema and is engaged in Phase 2 clinical trials. The Corporation is also conducting preclinical research for the use of NPI 32101 in the treatment of gastrointestinal conditions.

2	Summary of Significant Accounting Principles

a) Basis of Presentation and Going Concern
          The Corporation’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
          These consolidated financial statements are prepared on a going-concern basis, which assumes that the Corporation will realize its assets and discharge its liabilities in the normal course of business. The Corporation reported net loss of $4,471 and $2,301 for the years ended December 31, 2002 and December 31, 2003, respectively, and net income of $1,348, $2,736 and $194 for the year ended December 31, 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited), respectively. Accumulated deficit at December 31, 2003, December 31, 2004 and September 30, 2005 (unaudited) was $22,286, $20,938 and $20,744, respectively. The Corporation has generated gross operating profits, defined as revenue less manufacturing costs, for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) which offset, in whole or in part, the Corporation’s research and development expenses and general and administrative expenses. Currently, the Corporation is dependent on the ongoing financial support of the Parent and can initiate measures, if necessary, to reduce spending. In addition, the Corporation may be able to raise capital through equity offerings in the United States or Canada to fund ongoing operations.
          The interim financial information as at September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.
          On November 29, 2005, the Corporation’s board of directors approved a reverse stock split which was effected on December 16, 2005 at a ratio of 0.6485 for 1. The accompanying consolidated financial statements give retroactive effect to this 0.6485 for 1 reverse stock split for all periods presented.

b) Principles of Consolidation
          The financial statements of entities which are controlled by the Corporation through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, and entities which are not controlled but over which the Corporation has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method. Variable interest entities (“VIEs”) (which include, but are not limited to, special purpose entities, trusts, partnerships, certain joint ventures and other legal structures), as defined by the Financial Accounting Standards Board (“FASB”) in FASB Interpretation No. (“FIN”) 46 (Revised 2003), “Consolidation of Variable Interest Entities— an Interpretation of Accounting Research Bulletin No. 51” (“FIN 46R”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the Corporation when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs expected losses and/or expected residual returns. The Corporation currently does not have any VIEs. Intercompany accounts and transactions are eliminated upon consolidation and unrealized intercompany gains and losses are eliminated when accounting under the equity method.
          These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, NUCRYST Pharmaceuticals Inc., which was incorporated in 1998 under the laws of the state of Delaware. All intercompany balances and transactions have been eliminated during consolidation.

c) Use of Estimates
          The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant estimates include the useful lives of capital assets and intangible assets, inventory valuation, valuation allowance against deferred tax assets and the fair value of stock-based compensation.

d) Translation of Foreign Currencies
          The Corporation’s functional currency is the Canadian dollar. The functional currency of the Corporation’s wholly owned subsidiary, NUCRYST Pharmaceuticals Inc., is the United States dollar (“U.S. dollar”). The balance sheet accounts of the subsidiary are translated into Canadian dollars at the period end exchange rate, while income, expense and cash flows are translated at the average exchange rate for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive loss in shareholder’s deficit. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity’s functional currency, are included in the consolidated statement of operations.
          The Corporation uses the U.S. dollar as its reporting currency to be consistent with other companies in its industry peer group. The Canadian functional currency consolidated financial statements are translated to the U.S. dollar reporting currency using the current rate method of translation.

e) Accumulated Other Comprehensive Loss
          Comprehensive loss is comprised of net loss and other comprehensive loss.
          Other comprehensive loss consists of foreign currency translation adjustments for the year, which arose from the conversion of the Canadian dollar functional currency consolidated financial statements to the United States dollar reporting currency consolidated financial statements. Accumulated other comprehensive loss of $2,479, $4,180 and $5,004 at December 31, 2003, December 31 2004 and September 30, 2005 (unaudited), respectively consisted of foreign currency translation adjustments.

f) Revenue Recognition
          Revenue from direct sales to third parties is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Corporation’s revenues under its agreements with Smith & Nephew consist primarily of manufacturing cost reimbursements, royalties and payments upon the achievement of specific milestones. Manufacturing cost reimbursements and royalties are reported as wound care product revenue in the

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
consolidated statement of operations as they relate directly to the sale of the Corporation’s products to Smith & Nephew. For products manufactured under agreements with Smith & Nephew, revenue is recorded by the Corporation at the date of shipment. Royalty revenue is earned based on a percentage of Smith & Nephew’s sales to third parties. Revenue relating to the achievement of milestones under agreements with Smith & Nephew is recognized when the milestone event has occurred and is recorded separately as milestone revenue. The Corporation also derives fees from research activities under agreements with Smith & Nephew and this revenue is recognized as services are performed.

g) Product Warranty
          Wound care products currently sold by the Corporation carry a limited short term product warranty. No provision for product warranty claims was required for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited), respectively as the Corporation’s claims experience has been negligible.

h) Cash and Cash Equivalents
          Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.
          At December 31, 2003, December 31, 2004 and September 30, 2005 (unaudited) the Corporation had $126, $128 and $130, respectively on deposit as collateral for the lease of its Wakefield, Massachusetts facility.

i) Allowance for Doubtful Accounts
          The Corporation evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the accounts receivable to the amount management reasonably believes will be collected. A specific allowance is recorded against customer receivables that are considered to be impaired based on the Corporation’s knowledge of the financial condition of its customers. In determining the amount of the allowance, the Corporation considers factors, including the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

j) Inventories
          Finished products, raw materials and materials in process are valued at the lower of average cost and market. Inventories include direct labour and an application of relevant overhead.
          The Corporation manufactures products based on specific orders for Smith & Nephew under a long-term manufacturing agreement. The carrying value of inventories is recoverable through future sales as product costs are fully recoverable under the terms of this agreement, and therefore no provision for inventory valuation is required.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)

k) Capital Assets
          Capital assets are stated at cost. Internal labour costs directly relating to capital projects are included in the cost of the specific capital assets. Depreciation is calculated using a straight-line method based on estimated useful lives of the particular assets as follows:

Machinery and equipment	5 to 10 years
Computer hardware and software	2 to 5 years
Leasehold improvements	Over term of lease
          The Corporation evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when estimated future non-discounted cash flows of the underlying assets are less than the carrying value of the assets. Where there is an impairment, the Corporation measures the charge based on the fair value of the assets using various valuation techniques.

l) Intangible Assets
          The Corporation’s definite life intangible assets consist of the prosecution and application costs of patents and trademarks and are amortized on a straight-line basis over their estimated useful lives to a maximum of 10 years. The cost of maintaining patents and trademarks are expensed as incurred. The Corporation evaluates the carrying value of definite life intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Any impairment in the carrying value is charged to expense in the period that impairment has been determined.
          Indefinite life intangible assets are recorded at fair value. On a regular basis, the Corporation reviews the carrying value of these assets for impairment. As at December 31, 2003, December 31, 2004 and September 30, 2005 (unaudited), the Corporation had no indefinite life intangible assets.

m) Research and Development Costs
          The costs of materials, equipment, or facilities that are acquired or constructed for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) are expensed as research and development costs at the time the costs are incurred. Research and development expenditures, which include the cost of materials consumed in research and development activities, salaries, wages and other costs of personnel engaged in research and development, costs of services performed by others for research and development on behalf of the Corporation, depreciation on equipment used for research and development and indirect costs are expensed as research and development costs when incurred.

n) Income Taxes
          The Corporation uses the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that, in the opinion of management, is more likely than not to be realized. The effect of changes in tax rates is recognized in the year in which the rate change occurs. Research and development investment tax credits are accounted for as a reduction of

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
income taxes in accordance with Accounting Principle Board Opinion No. 4, “Accounting for the Investment Credit”.

o) Stock-based Compensation Plans
          The Corporation has stock-based compensation plans, which are described in Note 9. Compensation expense for awards that call for settlement in cash or other assets is measured on an ongoing basis as the amount by which the intrinsic market value exceeds the exercise price at each measurement date. Any obligations related to increases in Stock Appreciation Rights (“SARs”) are accrued when the change in value occurs, with an offset to the consolidated statement of operations. Any consideration paid by option holders for the purchase of shares is credited to common shares.
          SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages that stock-based compensation be accounted for based on a fair value methodology. As permitted by the Statement, the Corporation has elected to continue measuring compensation costs as the excess, if any, of the intrinsic market value of the shares at the date of the grant over the exercise price. As the exercise price of options granted by the Corporation is not less than the intrinsic market value of the shares at the date of grant, no compensation expense is recognized.
          If compensation costs for the Corporation’s stock option plans had been determined based on the fair value methodology over the vesting period consistent with SFAS 123, the Corporation’s net (loss) income and (loss) income per share would have been (increased) reduced to the pro-forma amounts indicated below:

				Nine Months Ended
	Year Ended December 31			September 30

	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
Net (loss) income applicable to common shareholders	$(4,471)	$(2,301)	$1,348	$2,736	$194
Total stock-based employee compensation expense determined under fair-value based method for awards net of tax effects	(131)	(48)	(55)	(40)	(74)

Pro forma net (loss) income applicable to common shareholders	$(4,602)	$(2,349)	$1,293	$2,696	$120

Net (loss) income per common share	$(0.46)	$(0.24)	$0.14	$0.28	$0.02

Pro forma net (loss) income per common share	$(0.47)	$(0.24)	$0.13	$0.28	$0.01

          The fair value of each option grant by the Corporation was estimated using the Black-Scholes options pricing model assuming no dividends are to be paid on common shares, a risk free interest rate for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) of 5.18%, 5.05%, 4.80%, 4.80% and 4.33%, respectively, an average life of 7.0 years and a volatility for the shares of the Corporation for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) of 59.5%, 59.8%, 58.5%, 58.5% and 57.7%, respectively. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders. The weighted average fair value of options granted in the years ended December 31, 2002, 2003 and 2004 and the

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) was CDN$1.20, CDN$0.06, CDN$0.82, CDN$0.82 and CDN$2.45, respectively.

p) Earnings per Share
          Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.

q) Financial Instruments
          The Corporation presents financial instruments which are, in substance, contractual arrangements, including the Corporation’s redeemable and retractable (at the option of the Parent) preferred shares, as financial liabilities in the consolidated balance sheet (Note 8b). Payments of dividends on the preferred shares are reported in the consolidated statement of operations as interest expense.

r) Employee Future Benefits
          The Corporation maintains a defined contribution pension plan (Note 15). All employee future benefits are accounted for on an accrual basis.

s) New Accounting Standards
          FIN 46. In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation and disclosure provisions of FIN 46 are effective for variable interest entities created or entered into after January 31, 2003. In December 2003, the FASB issued FIN 46(R) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46(R) revised the effective date of the consolidation and disclosure provisions for variable interest entities held or created on or after January 31, 2003 to its fiscal year beginning January 1, 2004. Adoption of this Standard did not have an effect on the Corporation’s results from operations and financial position.
          SFAS 123(R). On December 16, 2004, the FASB issued FASB Statement No. 123(R), “Share-Based Payment”. Statement 123(R) requires that compensation expense relating to share-based payments be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no long permits pro-forma disclosure. SFAS 123(R) is effective for the first annual reporting period that begins after June 15, 2005.
          To assist in the implementation of SFAS 123(R), the U.S. Securities and Exchange Commission (the “SEC”) issued SAB No. 107, “Share Based Payment” (“SAB 107”). While SAB 107 addresses a wide range of issues, the largest area of focus is valuation methodologies and the selection of assumptions. Notably, SAB 107 lays out simplified methods for developing certain assumptions. In addition to providing the SEC staff’s interpretive guidance on SFAS 123(R), SAB 107 addresses the interaction of SFAS 123(R) with existing SEC guidance (e.g., the interaction with the SEC’s guidance dealing with non-GAAP disclosures). Its intent is to clarify, not change, any of SFAS 123(R)’s guidance.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
          In August 2005, the FASB issued FSP SFAS No. 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)”. Under SFAS No. 123(R) a freestanding instrument (such as a stock option) originally issued as employee compensation becomes subject to the recognition and measurement provisions of other GAAP when the rights conveyed by the instrument to the holder are no longer dependent upon the holder being an employee. Therefore, an issuer may be required to reclassify an equity instrument as a liability (or vice versa) once it is subject to other GAAP. As such, if the post-termination term of an employee stock option exceeds 90 days, the award may be subject to other accounting literature that could require liability classification prior to, or concurrent with, termination. To prevent such reclassification, FSP FASB No. 123(R)-1 indefinitely defers the requirement in SFAS No. 123(R) for freestanding financial instruments to become subject to other GAAP, and other GAAP is applied only if the instrument is modified after the time. The guidance in this FSP is to be applied upon initial adoption of SFAS No. 123(R).
          In October 2005, the FASB staff issued FSP SFAS No. 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”. The FSP provides that the grant date for purposes of accounting for stock-based compensation awards under SFAS No. 123(R) can be established prior to the communication of the key terms of the award to the recipient if certain conditions are met. The FSP represents a change from the FASB staff’s informal view, expressed in August 2005, that a grant date does not occur until communication to the employee has occurred. The guidance must be applied upon initial adoption of SFAS No. 123(R).
          The Corporation plans to adopt SFAS No. 123(R) in fiscal 2006. Accordingly, commencing January 1, 2006, compensation expense will be recognized for all share-based payments based on grant-date fair value, including those that were previously disclosed on a pro-forma basis. The Corporation does not expect the impact of this Statement to be material.
          SFAS 150. In May 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Adoption of this Statement did not have a material effect on the Corporation’s results of operations and financial position.
          SFAS 151. In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
after the date of issuance of this Statement. Retroactive application is not permitted. The Corporation does not expect the impact of this Statement to be material.
          SFAS 153. In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Corporation does not expect the impact of this Statement to be material.
          SFAS 154. In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements— An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management believes that the adoption of this statement will not have a material effect on the Corporation’s financial condition or results of operations.
          EITF 00-21. In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables, which provides guidance on both how and when an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. EITF 00-21 is effective for arrangements entered into for periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Corporation’s financial position or results of operations.
          EITF 03-1. In March 2004, the EITF reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The FASB, at its June 29, 2005 Board meeting, decided not to provide additional guidance on the meaning of other-than-temporary impairment, but instead issued proposed FASB Staff Position (“FSP”) EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1”, as final, superseding EITF 03-1 and EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”. The final FSP, retitled FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1”), would be applied prospectively and the effective date would be reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 is not expected to have a material impact on the Corporation’s results of operations and financial condition.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
          EITF 03-13. The EITF issued EITF Abstract 03-13 (“EITF 03-13”) to provide guidance on applying SFAS No. 144, “Determining Whether to Report Discontinued Operations” (“SFAS 144”). SFAS 144 discusses when an entity should disclose a “component” as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004. The adoption of EITF 03-13 did not have a material impact on the Corporation’s financial position or results of operations.
          FASB Exposure Draft “Fair Value Measurements.” In June 2004, the FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005. The Corporation does not expect the impact of this proposed standard to be material.
          FASB Exposure Draft “Business Combinations.” In June 2005, the FASB published an exposure draft containing proposals to change the accounting for business combinations. The proposed standards would replace the existing requirements of the FASB’s Statement No. 141, “Business Combinations”. The proposals would result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. Additionally, the proposals would result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition being recognized generally as expenses when incurred rather than capitalized as part of the business combination. The FASB also published an Exposure Draft that proposes, among other changes, that noncontrolling interests be classified as equity within the consolidated financials statements. The FASB’s proposed standard would replace Accounting Research Bulletin No. 51, “Consolidated Financial Statements”. The Corporation does not expect the impact of this proposed standard to be material.
          FASB Exposure Draft “Accounting for Uncertain Tax Positions.” On July 14, 2005, the FASB published an exposure draft entitled “Accounting for Uncertain Tax Positions— an interpretation of FASB Statement No. 109”. The proposed interpretation is intended to reduce the significant diversity in practice associated with recognition and measurement of income taxes by establishing consistent criteria for evaluating uncertain tax positions.
          The proposed interpretation would be effective as of the end of the first fiscal year ending after December 15, 2005. Earlier application would be encouraged. Only tax positions meeting the probable recognition threshold at that date would be recognized. The transition adjustment resulting from application of this interpretation would be recorded as a cumulative-effect change in the income statement as of the end of the period of adoption. Restatement of prior periods or pro forma disclosures under APB No. 20, “Accounting Changes”, would not be permitted. The Corporation does not expect the impact of this proposed interpretation, if it becomes effective in its current form, to be material.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)

3	Accounts Receivable
          The Corporation currently has one customer and has not experienced any uncollectible accounts receivable from the customer. As at December 31, 2003 and 2004 and September 30, 2005 (unaudited), no allowance for doubtful accounts was required.

4	Inventories

	December 31, 2003	December 31, 2004	September 30, 2005

			(unaudited)
Raw materials	$936	$1,928	$3,435
Materials in process	549	767	1,338
Finished product	206	32	390

	$1,691	$2,727	$5,163

5	Capital Assets

		Accumulated	Net
December 31, 2003	Cost	Depreciation	Book Value

Machinery and equipment	$3,738	$1,199	$2,539
Leasehold improvements	1,158	320	838
Computer hardware and software	74	22	52
Construction in progress	942	–	942

	$5,912	$1,541	$4,371

		Accumulated	Net Book
December 31, 2004	Cost	Depreciation	Value

Machinery and equipment	$5,161	$1,775	$3,386
Leasehold improvements	1,392	562	830
Computer hardware and software	80	79	1
Construction in progress	2,344	–	2,344

	$8,977	$2,416	$6,561

		Accumulated	Net Book
September 30, 2005 (unaudited)	Cost	Depreciation	Value

Machinery and equipment	$9,455	$2,386	$7,069
Leasehold improvements	1,895	764	1,131
Computer hardware and software	395	160	235
Construction in progress	345	–	345

	$12,090	$3,310	$8,780

          Included in capital assets is construction in progress which is not currently subject to depreciation. Depreciation related to capital assets for the years ended December 31, 2002, 2003, 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) was $221, $500, $713, $518 and $766, respectively, of which $114, $191, $379, $275 and $325, respectively was included in research and

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
development costs and $100, $290, $275, $201 and $357, respectively relating to manufacturing assets was included in manufacturing costs in the consolidated statements of operations. Depreciation expense for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) was comprised of $7, $19, $59, $42 and $84, respectively relating to other assets.

6	Intangible Assets

	December 31, 2003	December 31, 2004	September 30, 2005

			(unaudited)
Patents and trademarks	$1,595	$1,837	$2,016
Less accumulated amortization	(705)	(931)	(1,113)

	$890	$906	$903

          Amortization related to intangible assets for the years ended December 31, 2002, 2003, 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) was $132, $139, $162, $125 and $140, respectively.
          The following is the estimated amortization expense of intangible assets for each of the five fiscal years commencing in 2005:

2005	$168
2006	168
2007	147
2008	121
2009	98

Total	$702

7	Accounts Payable and Accrued Liabilities

	December 31, 2003	December 31, 2004	September 30, 2005

			(unaudited)
Accrued compensation liabilities	$751	$817	$599
Trade payables related to capital projects	38	674	7
Other trade payables and accrued liabilities	872	2,208	2,876

	$1,661	$3,699	$3,482

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)

8	Indebtedness to Related Party
          The Corporation is indebted to the Parent as follows:

	December 31, 2003	December 31, 2004	September 30, 2005

			(unaudited)
Shareholder advances(a)	$23,600	$23,689	$–
Cumulative preferred shares(b)	6,012	–	–
Promissory note(c)	–	9,793	–
Term loan(d)	–	–	45,372

	$29,612	$33,482	$45,372

Classified as:
Current	$29,612	$33,482	$–
Non-current	–	–	45,372

	$29,612	$33,482	$45,372

a) Shareholder Advances

	December 31,	December 31,	December 31,	September 30,
	2002	2003	2004	2005

				(unaudited)
Balance at beginning of period	$18,583	$20,339	$23,600	$23,689
Net advances from (repayment to) Parent	2,176	3,329	(1,949)	7,120
Accrued interest on indebtedness to Parent	–	–	3,122	2,589
Dividends on preferred shares	14	414	389	–
Conversion of advances to Class F preferred shares	(577)	(4,899)	(3,113)	–
Foreign currency adjustment	143	4,417	1,640	588
Conversion to term loan	–	–	–	(33,986)

Balance at end of period	$20,339	$23,600	$23,689	$–

          The Parent did not charge interest on shareholder advances in 2002 and 2003. The average balance of shareholder advances outstanding was approximately $19,461 and $21,970 in 2002 and 2003, respectively. Operating advances bore interest at 10% per annum and interest expense amounted to $2,371, $1,805 and $1,534 in the year ended December 31, 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited), respectively. Advances to acquire new manufacturing assets bore interest at 15% per annum and interest of $282, $195 and $402 was included in manufacturing costs in the year ended December 31, 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited), respectively. Interest accrued on indebtedness to Parent in the year ended December 31, 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) included interest of $469, $227 and $653, respectively accrued on the promissory note. The shareholder advances were secured by first or second liens on substantially all of the assets of the Corporation and were repayable to the Parent on demand.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
          For purposes of the consolidated cash flow statement, the interest accrued on indebtedness to the Parent, the dividend on preferred shares, and the conversion of advances to Class F preferred shares are non-cash transactions.

b) Cumulative Redeemable Preferred Shares
          In accordance with generally accepted accounting principles, the issuer of a financial instrument is required to classify the instrument as a liability or as equity in accordance with the substance of the contractual arrangement and, as such, the Class C, D, E and F shares of the Corporation are considered to be debt (Note 9). There were no Class C, D or E shares issued and outstanding as at December 31, 2002, 2003 and 2004, and no Class F shares were outstanding as at December 31, 2004 and September 30, 2005 (unaudited).
Class F Series 1 cumulative preferred shares:

	Number				Stated Capital

	December 31			September 30	December 31			September 30

	2002	2003	2004	2005	2002	2003	2004	2005

				(unaudited)				(unaudited)
Balance at beginning of period	–	907	7,770	–	$–	$574	$6,012	$–
Shares issued	885	6,291	3,503	–	563	4,485	2,724	–
Stock dividend	22	572	514	–	14	414	389	–
Foreign currency adjustment	–	–	–	–	(3)	539	9	–
Conversion to promissory note	–	–	(11,787)	–	–	–	(9,134)	–

Balance at end of period	907	7,770	–	–	$574	$6,012	$–	$–

          The Class F Series 1 cumulative preferred shares bore a dividend rate of 10.3813% per annum and were redeemable for CDN $1,000 per share. Stock dividends paid on these shares in the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) were $14, $414, $389 and $389, respectively and have been recorded as interest expense in the consolidated statements of operations.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)

c) Promissory Note

	December 31, 2002	December 31, 2003	December 31, 2004	September 30, 2005

				(unaudited)
Balance at beginning of period	$–	$–	$–	$9,793
Conversion from Class F preferred shares	–	–	9,134	–
Foreign currency adjustment	–	–	659	121
Conversion to term loan	–	–	–	(9,914)

Balance at end of period	$–	$–	$9,793	$–

          On July 1, 2004, the Class F series cumulative preferred shares were converted to a promissory note which was payable on demand and bore interest at 10% compounded monthly. Interest expense on this note amounted to $469, $227 and $653 in the year ended December 31, 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited), respectively and has been accrued in shareholder advances.

d) Term Loan

	December 31, 2002	December 31, 2003	December 31, 2004	September 30, 2005

				(unaudited)
Balance at beginning of period	$–	$–	$–	$–
Conversion from shareholder advances	–	–	–	33,986
Conversion from promissory note	–	–	–	9,914
Net advances during the period	–	–	–	20
Interest on term loan	–	–	–	386
Foreign currency adjustment	–	–	–	1,066

Balance at end of period	$–	$–	$–	$45,372

          Effective August 31, 2005, the shareholder advances and promissory note were consolidated into a term loan with a five-year maturity which bears interest at rates of 10% and 15%. The weighed average interest rate at September 30, 2005 was 10.7%. Interest expense on the term loan amounted to $389 in the nine months ended September 30, 2005 (unaudited). This term loan is secured by first or second liens on substantially all of the assets of the Corporation.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)

e) Funding from Parent
          To date, the Parent has provided substantially all the funding requirements to finance the Corporation’s operations. The Corporation is currently dependent on the ongoing financial support of the Parent.

9	Share Capital
          The Corporation’s authorized share capital consists of an unlimited number of the following shares:
          Class A common shares (voting)
          Class B common shares (voting)
          Class C non-cumulative preferred shares (non-voting, redeemable and retractable)
          Class D cumulative preferred shares (non-voting, redeemable and retractable)
          Class E non-cumulative preferred shares (non-voting, redeemable and retractable)
          Class F Series 1 to 10 cumulative preferred shares (non-voting, redeemable and retractable)

a) Class A Common Shares Issued and Outstanding

	Number	Stated Capital

Balance at December 31, 2002, 2003 and 2004 and September 30, 2005 (unaudited)	9,727,500	$3,534

          No common shares were issued during the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005 (unaudited). Dividends on common shares were $40 in 2002 and $Nil in 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited).

b) Stock-based Compensation Plans
          The Corporation maintains an equity incentive plan for employees under which stock options and stock appreciation rights (“SARs”) may be granted for up to 2.2 million common shares of the Corporation. The exercise price of each stock option and SAR is determined by the Parent at the time of issuance and is set at an amount not less than the intrinsic market value of the common shares of the Corporation at the time of the grant. Stock options and SARs vest evenly over a three year period and expire ten years from the date of grant. At the option of the Parent, stock options and SARs exercised may be settled in cash or common shares of the Parent.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
          A summary of the status of the Corporation’s stock option plans as at December 31, 2002, 2003 and 2004 and September 30, 2005 (unaudited) and changes during the years ended on December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005 (unaudited) is presented below:

	Number of Options				Weighted Average Exercise Price (CDN$)

	December 31			September 30	December 31			September 30

	2002	2003	2004	2005	2002	2003	2004	2005

				(unaudited)				(unaudited)
Balance at beginning of period	361,506	444,903	486,440	625,057	$3.58	$3.47	$3.39	$3.32
Granted	160,893	80,900	165,205	89,169	3.18	3.08	3.08	4.46
Cancelled	(77,496)	(39,363)	(26,588)	(2,724)	3.38	3.76	3.08	3.55

Balance at end of period	444,903	486,440	625,057	711,502	$3.47	$3.39	$3.32	$3.45

          The weighted average remaining contractual life of options outstanding at December 31, 2002, 2003 and 2004 and September 30, 2005 (unaudited) was 7.96 years, 7.25 years, 7.09 years and 6.74 years, respectively.
          The following table summarizes information regarding stock options outstanding as at December 31, 2004 and September 30, 2005 (unaudited):

	Number	Weighted-Average		Number
	Outstanding at	Remaining	Weighted-Average	Exercisable at	Weighted-Average
	December 31,	Contractual Life	Exercise Price	December 31,	Exercise Price
Range of Exercise Prices (CDN$)	2004	(Years)	(CDN$)	2004	(CDN$)

$3.08 to $3.70	620,128	7.09	$3.30	366,511	$3.44
$3.71 to $6.32	4,929	6.87	$5.37	5,091	$5.35

$3.08 to $6.32	625,057	7.09	$3.32	371,602	$3.45

	Number	Weighted-Average		Number
	Outstanding at	Remaining	Weighted-Average	Exercisable at	Weighted-Average
	September 30,	Contractual Life	Exercise Price	September 30,	Exercise Price
Range of Exercise Prices (CDN$)	2005	(Years)	(CDN$)	2005	(CDN$)

	(unaudited)			(unaudited)
$3.08 to $4.16	663,578	6.54	$3.33	473,157	$3.38
$4.17 to $6.32	47,924	9.41	$5.12	4,799	$5.34

$3.08 to $6.32	711,502	6.74	$3.45	477,956	$3.39

          The Corporation had 19,779 SARs outstanding at December 31, 2002, 2003 and 2004 and 12,646 SARs outstanding at September 30, 2005 (unaudited) with a weighted average exercise price of CDN$3.08 per SAR. No SARs were issued, exercised or cancelled in 2002, 2003 or 2004. During the nine months ended September 30, 2005 (unaudited), no SARs were issued or exercised and 7,133 SARs were forfeited. SARs may be settled for cash, shares of the Corporation, or shares of The Westaim Corporation at the Parent’s option.
          Net changes in the value of SARs, measured as the amount by which the intrinsic market value of the common shares of the Corporation exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs’ vesting period with a corresponding increase to accounts payable and accrued liabilities. The cumulative liability related to SARs as at December 31, 2003 and 2004 was $nil as

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
the estimated market value of the common shares of the Corporation was less than the SAR exercise price on those dates. As at September 30, 2005 (unaudited), the cumulative liability related to SARs was $40.
          During the twelve month period ended September 30, 2005 (unaudited), the Corporation granted stock options with exercise prices as follows:

		Weighted-Average	Weighted-Average	Weighted-Average
Grants Made During	Number of Options	Exercise Price Per	Fair Value Per	Intrinsic Value Per
the Quarter Ended	Granted	Option (CDN$)	Share (CDN$)	Option (CDN$)

December 31, 2004	486	$3.08	$0.15	$–
March 31, 2005	15,402	$3.32	$3.32	$–
June 30, 2005	33,236	$4.19	$4.19	$–
September 30, 2005	40,531	$5.10	$5.10	$–
          The fair value of the common shares of the Corporation was determined contemporaneously with the grants. The valuation was completed internally without the use of an unrelated valuation specialist. The Corporation has established a minimum option exercise price of CDN$3.08 per option. For options issued during the quarter ended December 31, 2004, the estimated fair value of the Corporation’s shares was less than CDN$3.08 per share. During the period from October 1, 2005 to November 23, 2005, the Corporation issued 1,783 options with a weighted average exercise price of CDN$5.40.

10	Income Taxes
The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statements of operations.

				Nine Months Ended
	Year Ended December 31			September 30

	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
(Loss) income before income taxes	$(4,464)	$(2,282)	$1,367	$2,751	$266
Statutory income tax rate	39.12%	36.74%	33.87%	33.87%	33.62%

Expected income tax (recovery) expense	(1,746)	(838)	463	932	89
Utilization of prior period losses	–	–	(595)	(1,064)	(24)
Losses and temporary differences— valuation allowance	1,741	686	–	–	–
Non-deductible expenses	5	152	132	132	–
Large corporations tax	7	19	19	15	7

Income tax expense	$7	$19	$19	$15	$72

          Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
          The net deferred income tax asset is comprised of:

	December 31
			September 30
	2003	2004	2005

			(unaudited)
Deferred income tax assets:
Tax benefit of loss carry-forwards and tax credits	$14,037	$11,767	$11,770
Less valuation allowance	(13,820)	(11,293)	(11,241)

	217	474	529

Deferred income tax liabilities:
Capital, intangible and other assets	(217)	(474)	(529)

Deferred income tax assets, net	$–	$–	$–

          The deferred income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits.
          The Corporation had net operating losses for income tax purposes at December 31, 2002, 2003 and 2004 and September 30, 2005 (unaudited) of approximately $21,821, $28,767, $23,800 and $23,930, respectively that can be used to offset taxable income, if any, in future periods. These recognized losses have been fully offset by a valuation allowance and expire at various times to the end of 2025, with $5,067 expiring by 2012. At December 31, 2002, 2003 and 2004 and September 30, 2005 (unaudited), the Corporation also had capital losses of approximately $1,574, $1,924, $2,066 and $2,142, respectively as well as research and development tax credits of approximately $1,525, $2,002, $2,259 and $2,445, respectively which will expire at various times to 2015.
          In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In the year ended December 31, 2004 and the nine months ended September 30, 2004, the Corporation was profitable as the result of the recognition of two milestone payments totaling $10,000, and prior period losses of $595 and $1,064, respectively were used to offset the expected income tax expense. Management will continue to provide a full valuation allowance until it determines that it is more likely than not the deferred tax assets will be realized.

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)

11	Related Party Transactions
          The Corporation engaged in the following related party transactions with the Parent that have not been disclosed elsewhere in these consolidated financial statements:

				Nine Months Ended
	Year Ended December 31			September 30

	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
Building rent, including operating costs	$353	$907	$793	$578	$907
Services:
Information technology	149	186	277	204	58
Treasury and accounting	61	60	14	14	—
Legal	62	110	203	152	151
Insurance	103	182	255	144	216
Other	122	143	108	94	121

	$850	$1,588	$1,650	$1,186	$1,453

          The Corporation is charged building rent at a rate which, in management’s view, approximates current market rates, plus actual operating costs. Corporate and administrative services are provided by the Parent on a fully-allocated cost recovery basis.

12	Guarantees
          The Corporation has not provided for product warranty obligations as products presently sold to the Corporation’s customer carry a limited short term warranty and the Corporation’s claims experience has been negligible.
          In the normal course of operations, the Corporation may provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale agreements, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the Corporation to compensate the counterparties for costs incurred as a result of various events, such as litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the agreement, the nature of which prevents the Corporation from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. Historically, the Corporation has not made any payments under such indemnifications and no amounts have been accrued in the consolidated financial statements with respect to these indemnification guarantees.

13	Commitments and Contingencies
The Corporation leases office space in Wakefield, Massachusetts, and office equipment under operating leases. Minimum future annual payments for each of the five fiscal years commencing in 2005 under the lease agreements are as follows:

2005	2006	2007	2008	2009

$473	$464	$449	$449	$449

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
          Operating lease expense for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) was $461, $514, $508, $392 and $363, respectively.
          The Corporation’s Fort Saskatchewan, Alberta facility is rented from the Parent. On July 1, 2005, the Corporation entered into a lease agreement formalizing the previous rental terms and conditions. The Corporation’s future minimum commitments under the Fort Saskatchewan, Alberta lease are $231 for the year ending December 31, 2005 and $461 for each of the fiscal years 2006 to 2015.
          The Corporation had commitments related to capital projects for machinery and equipment and leasehold improvements amounting to $1,288 and $62 as at December 31, 2004 and September 30, 2005 (unaudited), respectively.
          In the normal course of business, the Corporation may be subject to litigation and claims from third parties. As of December 31, 2002, 2003 and 2004 and September 30, 2005 (unaudited), the Corporation was not a party to any material legal proceedings and, as a result, no provision for litigation and claims was required.

14	Financial Instruments
          Financial instruments include accounts receivable and other like amounts which will result in future cash receipts and accounts payable and accrued liabilities and other like amounts which will result in future outlays. Indebtedness to related party is not included in financial instruments due to the unique terms and conditions attached to this item.

Fair Value of Financial Instruments
          The carrying values of the Corporation’s interests in financial instruments approximate their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act.
          Certain financial instruments, including indebtedness to related party, lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Foreign Currency Risk
          The Corporation is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency.

Concentration of Credit Risk
          The Corporation’s financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivables. This risk is limited due to the contractual relationship with Smith & Nephew.

15	Employee Benefit Plan
          The Corporation has a 401(k) retirement plan (the “Plan”) for the benefit of permanent United States employees. These employees may elect to contribute to the Plan through payroll deductions of up to

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)
$13 of their annual compensation, subject to statutory limitations. The Corporation may declare discretionary matching contributions of up to 50% of employees’ contributions up to a maximum of 3% of employee earnings. The Corporation’s matching contributions for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) were $21, $41, $41, $34 and $37, respectively.
          The Corporation also participates in a defined contribution pension plan for its Canadian employees which is administrated by the Parent. The Corporation matches employee contributions of up to 4% of their annual compensation. The Corporation’s contributions to this plan for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) amounted to $58, $64, $94, $69 and $69, respectively.

16	(Loss) Earnings Per Share
          In calculating (loss) earnings per share under the treasury stock method, the numerator remains unchanged from the basic (loss) earnings per share calculation as the assumed exercise of the Corporation’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted (loss) earnings per share is as follows:

				Nine Months Ended
	Year Ended December 31			September 30

	2002	2003	2004	2004	2005

				(unaudited)	(unaudited)
Weighted average number of common shares outstanding— basic	9,727,500	9,727,500	9,727,500	9,727,500	9,727,500
Effect of dilutive securities
Options	–	–	172,052	–	227,999
SARS	–	–	5,912	–	4,982

Weighted average number of common shares outstanding— diluted	9,727,500	9,727,500	9,905,464	9,727,500	9,960,481

          The impact of all dilutive securities on (loss) earnings per share is anti-dilutive for the years ended December 31, 2002 and 2003, including the dilutive impact of all outstanding options and SARs.
          All options and SARs outstanding during 2002 and 2003 and the nine months ended September 30, 2004 were not included in the computation of diluted (loss) earnings per share because their exercise price was greater than the estimated value of the common shares of the Corporation during those periods. Options to purchase 625,057 common shares and 19,779 SARs were outstanding at December 31, 2004. Of these options and SARs, 20,655 of the options and none of the SARs were excluded from the computation of diluted (loss) earnings per share because the exercise price of the options and SARs was greater than the estimated value of the common shares of the Corporation during 2004. Options to purchase 711,502 common shares and 12,646 SARs were outstanding at September 30, 2005 (unaudited). Of these options and SARs, 44,552 of the options and none of the SARs were excluded from the computation of diluted (loss) earnings per share because the exercise price of the options and SARs was greater than the estimated value of the common shares of the Corporation during nine months ended September 30, 2005 (unaudited).

NUCRYST Pharmaceuticals Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2002, 2003 and 2004 and
for the Nine Months Ended September 30, 2004 (Unaudited) and 2005 (Unaudited)
All amounts are expressed in thousands of U.S. dollars, except share and per share data—(Continued)

17	Segmented Information
          The Corporation operates in one reportable segment consisting of the manufacturing, research, development and commercialization of medical products based on its proprietary noble metal nanocrystalline technology. The Corporation currently manufactures wound care products and all the Corporation’s revenues are earned through long-term agreements with Smith & Nephew. The Corporation exports the manufactured wound care products directly to Smith & Nephew for resale in international markets.

a) Assets by Geographic Segment

	December 31, 2003	December 31, 2004	September 30, 2005

			(unaudited)
Canada	$7,261	$11,837	$18,808
United States	2,781	3,760	7,832

	$10,042	$15,597	$26,640

b) Capital Assets and Intangible Assets by Geographic Segment

	December 31, 2003	December 31, 2004	September 30, 2005

			(unaudited)
Canada	$4,389	$6,558	$8,618
United States	872	909	1,065

	$5,261	$7,467	$9,683

          All of the Corporation’s revenues in 2002, 2003 and 2004 and the nine months ended September 30, 2004 (unaudited) and 2005 (unaudited) were earned through long-term agreements with Smith & Nephew for the sale and marketing of the Corporation’s wound care products manufactured exclusively for Smith & Nephew. The agreements expire in 2026.

4,500,000 Common Shares

PROSPECTUS

Jefferies & Company
Adams Harkness
GMP Securities
SunTrust Robinson Humphrey
December 21, 2005
          Through and including January 15, 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 6.	Indemnification of Directors and Officers
          See “Description of Share Capital— Limitation of Liability and Indemnification of Directors and Officers.”

Item 7.	Recent Sales of Unregistered Securities
          The Registrant has during the last three years issued Class F cumulative preferred shares to Westaim, its parent corporation, as follows: (1) 2,906 shares issued on January 1, 2003; (2) 1,248 shares issued on April 1, 2003; (3) 1,042 shares issued on July 1, 2003; (4) 1,095 shares issued on October 1, 2003; (5) 1,280 shares issued on January 1, 2004; 2,223 shares issued on April 1, 2004. In each case the shares were issued for C$1,000 per share; and all of the shares have since been redeemed by the Registrant. In addition, since January 1, 2002, the Registrant has issued options to purchase 497,950 common shares to current and former employees and consultants. These issuances did not involve any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes that each such transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, as transactions by an issuer not involving a public offering, Regulation S thereunder for offerings of securities outside the United States or Rule 701 thereunder as transactions pursuant to compensatory benefit plans. The foregoing information gives effect to a 0.6485-for-1 reverse split of the Registrant’s common shares effected on December 16, 2005.

Item 8.	Exhibits and Financial Statement Schedules
          (a) Exhibits
          The exhibits listed on the attached Exhibit Index are filed as part of this Registration Statement.
          (b) Financial Statement Schedules
          All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the Consolidated Financial Statements and notes thereto.

Item 9.	Undertakings
          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
          The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Saskatchewan, Province of Alberta, Canada on December 21, 2005.

NUCRYST PHARMACEUTICALS CORP.

By:	/s/ Scott H. Gillis

Scott H. Gillis
President and Chief Executive Officer
          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities on December 21, 2005.

Signature		Title

/s/ Scott H. Gillis Scott H. Gillis		President and Chief Executive Officer (principal executive officer)

/s/ Eliot M. Lurier Eliot M. Lurier		Vice President— Finance and Administration (principal financial and accounting officer)

* Barry M. Heck		Director

* G.A. Fitch		Director

*By:	/s/ Eliot M. Lurier Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
          Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of NUCRYST Pharmaceuticals Corp., has signed this registration statement or amendment thereto on December 21, 2005.

NUCRYST PHARMACEUTICALS INC.

By:	/s/ Scott H. Gillis

Name: Scott H. Gillis
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
2	.1*	Asset Purchase Agreement, dated May 8, 2001, between the Registrant and Smith & Nephew, Inc.
3	.1*	Form of Articles of the Registrant
3	.2*	Form of Articles of Amendment
3	.3*	Form of By-laws of the Registrant
4	.1*	Form of Specimen certificate evidencing common shares
5	.1*	Opinion of Bennett Jones LLP
10	.1*	Form of Master Separation Agreement between the Registrant and The Westaim Corporation (“Westaim”)
10	.2*	Form of Services Agreement between the Registrant and Westaim
10	.3*	Form of Registration Rights Agreement between the Registrant and Westaim
10	.4*	Second Amended and Restated Loan Agreement, dated August 31, 2005, between the Registrant and Westaim
10	.5*	Amended and Restated General Security Agreement, dated as of August 31, 2005, between the Registrant and Westaim
10	.6*	Amended and Restated License and Development Agreement, dated as of February 20, 2002, among the Registrant, NUCRYST Pharmaceuticals Inc., Smith & Nephew, Inc. and T.J. Smith & Nephew Limited
10	.7*	Letter Agreement, dated March 14, 2002, among the Registrant, NUCRYST Pharmaceuticals Inc., Smith & Nephew, Inc. and T.J. Smith & Nephew Limited
10	.8*	Amending Agreement, dated November 3, 2003, among the Registrant, NUCRYST Pharmaceuticals Inc., Smith & Nephew, Inc. and T.J. Smith & Nephew Limited
10	.9*	Supply Agreement, dated May 8, 2001, among the Registrant, Smith & Nephew, Inc. and T.J. Smith & Nephew Limited
10	.10*	Manufacturing Technology Escrow Agreement, dated May 8, 2001, among the Registrant, Smith & Nephew, Inc., T.J. Smith & Nephew Limited and Montreal Trust Company of Canada, as escrow agent
10	.11*	Security Trust Agreement, dated as of May 8, 2001, between the Registrant and Montreal Trust Company of Canada, as trustee
10	.12*	Trust Indenture, dated May 8, 2001, among the Registrant, NUCRYST Pharmaceuticals Inc. and Montreal Trust Company of Canada, as trustee
10	.13*	Subordination and Non-Disturbance Agreement, dated as of May 8, 2001, among the Registrant, NUCRYST Pharmaceuticals Inc., Smith & Nephew, Inc., T.J. Smith & Nephew Limited and Montreal Trust Company of Canada
10	.14*	Memorandum of Lease Agreement, dated as of July 1, 2005, between the Registrant and The Westaim Corporation
10	.15*	Commercial Lease, dated as of September 1, 2001, between NUCRYST Pharmaceuticals Inc. and Cummings Properties, LLC
10	.16*	1998 Equity Incentive Plan
10	.17*	Forms of Stock Option Agreements under the 1998 Equity Incentive Plan
10	.18*	Form of Amended and Restated 1998 Equity Incentive Plan
10	.19*	Form of Award Agreements under the Amended and Restated 1998 Equity Incentive Plan

Exhibit No.		Description

10	.20*	Employment Agreement, dated December 6, 1999, between NUCRYST Pharmaceuticals Inc. and Scott H. Gillis
10	.21*	Stock Option Agreement, dated December 6, 1999, among the Registrant, Westaim and Scott H. Gillis
10	.22*	Letter Agreement, dated March 16, 2005, between the Registrant and Eliot M. Lurier
10	.23*	Letter Agreement, dated June 15, 2005, between the Registrant and David C. McDowell
10	.24*	Letter Agreement, dated March 14, 2002, between the Registrant and Paul J. Schechter, M.D., Ph.D.
10	.25*	Summary of Non-Employee Director Compensation
10	.26*	Form of Indemnification Agreement
10	.27*	Change of Control Agreement, dated December 6, 1999, between NUCRYST Pharmaceuticals Inc. and Scott H. Gillis
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP
23	.2*	Consent of Bennett Jones LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney (included on signature page hereto)
99	.1*	Consent of Persons named as about to become Directors

*	Previously filed.

†	Confidential treatment has been requested for portions of this document. Omitted portions have been filed separately with the SEC.